UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2012**

{2012

ANNUAL INTEGRATED REPORT

AngloGold Ashanti

OUR

VISION

TO BE THE LEADING MINING COMPANY

MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

Guide to using our reports

See the guide to using our reports on the inside back cover and flap.

Detailed individual profiles for each operation and project will be made available on the corporate website at www.aga-reports.com during the second quarter of 2013.

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled "Risk Factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Integrated Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



INTRODUCTION

THIS SECTION INDICATES THE SCOPE AND
BOUNDARY OF OUR REPORT AND HIGHLIGHTS
THE KEY FEATURES OF THE YEAR.

SCOPE OF REPORT

The report addresses the most significant aspects of our business and forms part of a comprehensive suite of annual reports to stakeholders for 2012.

This is the Annual Integrated Report for AngloGold Ashanti Limited (AngloGold Ashanti) for the period 1 January 2012 to 31 December 2012 (our 2012 financial year). For ease of use, a detailed guide to using our reports may be found on the flap of the inside back cover of this report. An interactive online guide is to be found at www.aga-reports.com.

COMPILATION OF THIS REPORT

This Annual Integrated Report has been produced in line with the recommendations of the South African King Code on Corporate Governance, 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE), the home of our primary listing.

We have taken cognisance of both local and international recommendations on integrated reporting in developing our report content and the style of reporting. In particular, we have followed the guiding principles and content elements advocated by the International Integrated Reporting Committee and published in its pilot guidelines "TOWARDS INTEGRATED REPORTING: Communicating Value in the 21st Century", and have adapted these to meet our specific operating and business circumstances.

This report seeks to provide a holistic view of our business – now and in the future – covering operational, financial and non-financial information. We have identified and engaged with a diverse range of stakeholders – see page 23. While we have endeavoured to report in a way that is understandable and relevant to a broad range of stakeholders, we have – for the purposes of our reporting – identified our priority stakeholder groups. See diagram below.

We have also taken cognisance of those issues that we believe are most material to the group's future sustainability, identified through our combined assurance process and the views expressed by stakeholders. This is discussed in greater detail on page 114, and has informed the content of this report.

As this is a group-level report, operational targets and performance are discussed at a regional rather than operational level, although some operational detail is provided where this is appropriate. For detailed operational performance, readers are referred to our 2012 Operational and Project Profiles, which will be made available on our website www.aga-reports.com.

Our priority stakeholder groups

A series of podcast interviews with key members of management is available at www.aga-reports.com/12/podcasts. Under discussion are significant aspects of AngloGold Ashanti's performance in 2012 and prospects for the year ahead.



SCOPE OF REPORT continued

While we endeavour to move towards a fully integrated online platform for reporting, we note that many stakeholders will not have access to our website, and that some stakeholders prefer printed copies of our reports. This report is accessible both online and as a printed report, available on request from the company secretary at companysecretary@anglogoldashanti.com, PO Box 62117, Marshalltown, Johannesburg, 2107. To further facilitate communication, where relevant, several of these reports have been translated into French, Spanish and Portuguese.

Our reports cover all operations and entities in which the group has a controlling interest and which are under our management, or where the company has interests or joint ventures in the management structure. Information relating to joint ventures and other interests is provided for context.

ASSURANCE AND APPROVALS

AngloGold Ashanti's suite of 2012 annual reports have been reviewed and assured as follows:

- Following its recommendation by the Audit and Corporate Governance Committee, this **Annual Integrated Report 2012** was approved by the board of directors on 19 March 2013.

- The **Annual Financial Statements 2012** for the year ended 31 December 2012 were approved by the Board of Directors on 19 March 2013. In accordance with Section 29(1)(e)(ii) of the Companies Act, No 71 of 2008, the Annual Financial Statements for AngloGold Ashanti Limited for the year ended 31 December 2012 were audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report may be found on page 67 of the Annual Financial Statements. These financial statements were prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Srinivasan Venkatakrishnan, the group's Chief Financial Officer and Mark Cutifani, the group's Chief Executive Officer.

- The **Sustainability Report 2012** and **Online Sustainability Report 2012** were approved by the board of directors on 19 March 2013. AngloGold Ashanti has declared an A+ application in line with the Global Reporting Initiative's (GRI's) G3.0 guidelines and the Mining and Metals Sector Supplement. Ernst & Young Inc. have assured certain sustainability information in these reports, the assurance statement for which may be found at www.aga-reports.com/12/assurance.

- The **Mineral Resource and Ore Reserve Report 2012** was approved by the board of directors on 19 March 2013. The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for this report.

PROGRESSION TOWARDS INTEGRATED REPORTING AND COMBINED ASSURANCE

AngloGold Ashanti is committed to the progressive implementation of integrated reporting at all levels of our business. This reporting should, and does, reflect a holistic account of our business – both financial and non-financial objectives and our performance against them, and our vision for the future. Under the guidance of the Audit and Corporate Governance Committee, a combined assurance model has been adopted with the aim of providing a co-ordinated approach to all assurance activities. We believe that this will enable the board and management to assess whether the significant risks facing the group are completely and adequately mitigated. The combined assurance model facilitates a group wide integration and leveraging of the various control, governance and assurance processes and its introduction has brought a new dimension to assurance within the group through the value being derived from integrated assurance teams.

During 2012, all significant operations within AngloGold Ashanti were subjected to risk based, integrated, technical or commercial combined assurance reviews. The outcome of these reviews provided reasonable assurance to allow the board, on recommendation from the Audit and Corporate Governance Committee, to conclude on the effectiveness of the group's system of internal controls.

See the Statement on combined assurance on page 114.

FOR NOTING

The following key parameters should also be noted in respect of our reports:

- Production is expressed on an attributable basis unless otherwise indicated.

- The average number of employees is reported for AngloGold Ashanti subsidiaries and joint ventures. Employee numbers for joint ventures represents the group's attributable share.

- There were no restatements during the year for the group annual financial statements.

- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.

- Locations on maps are for indication purposes only.

- Group and company are used interchangeably except in the summarised financial information.

- Statement of financial position and balance sheet are used interchangeably.

For terminology used refer to the Glossary of Terms and Non-GAAP Disclosure at www.aga-reports.com.

KEY FEATURES OF THE YEAR

For the group

AIFR [1]
(per million hours worked)



[1] All injury frequency rate

Productivity
(oz/TEC)



Return on equity [2]
(%)



[2] Excludes hedge buy-back costs in years 2008 – 2010

Community investment
($m)



Gold production
(000oz)



Total cash costs
($/oz)



Number of reportable environmental incidents



* Gold production, total cash costs and return on equity were adversely impacted in 2012, primarily due to the unprotected strike in South Africa.



ORGANISATIONAL OVERVIEW AND BUSINESS MODEL

THIS SECTION ADDRESSES WHAT WE DO, AND HOW WE CREATE AND SUSTAIN VALUE FOR OUR STAKEHOLDERS.

FIVE-YEAR TARGETS AND PERFORMANCE SCORECARD

OUR TARGETS

In 2010, the AngloGold Ashanti board agreed a set of five-year targets for the period 2011 to 2015. Our targets will drive the creation of real and long-term beneficial relationships with social and business partners within the company and the communities in which we operate. These targets relate to key areas of performance and define our vision of leadership in our sector. One target, that relating to social performance, was reconsidered as we sought to identify and report on meaningful and quantifiable measures of impact. Consequently, we have not reported on these targets here. We expect to advise on these in the year ahead.

These five-year targets – listed below – are aligned with our strategy which is discussed on page 17. AngloGold Ashanti may not be able to reach these targets. Refer to the "Forward-looking statements" on page 1 of this report, to the section entitled "Understanding and mitigating our risks" on page 24 of this report, and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" which is available on AngloGold Ashanti's online corporate report website www.aga-reports.com.

Five-year targets (2011 to 2015)

Focus area	Five-year delivery target	Key performance indicator
Safety	All injury frequency rate (AIFR) of less than 9 per million hours worked	AIFR
Production volumes	Between 5.4Moz and 5.6Moz gold produced by 2015	Total gold production (Moz)
Productivity	20% improvement in productivity (base year 2010)	Productivity per total employee costed (oz/TEC)
Total cash costs	20% decrease in real unit costs (excluding mining inflation, royalty and fuel price impact) (base year 2010)	Total cash costs ($/oz)
Financial performance	Delivery of returns to shareholders of 15% through the cycle	Shareholder returns
Environmental performance	30% reduction in reportable incidents (base year 2010)	Number of reportable environmental incidents

FIVE-YEAR TARGETS AND
PERFORMANCE SCORECARD continued

OUR PERFORMANCE SCORECARD

As we have completed the second year into our target period, we report back to stakeholders on our performance in the following scorecard.

Target	Progress	KPI	Performance in 2012
Safety:			
To achieve an AIFR of less than 9 per million hours worked, we must reduce our AIFR by 34% by 2015.	**Base:** Actual three-year rolling average 2008 to 2010 of 13.68 per million hours worked **Actual 2012:** 7.72 per million hours worked	**AIFR** (per million hours worked) 11: 9.76 12: 7.72 2015 target: 9.00	**14%** above target; **44%** improvement on base
Production volumes:			
To produce between 5.4Moz and 5.6Moz of gold by 2015, we must increase production by at least 20% by 2015.	**Base:** 4.51Moz in 2010 **Actual 2012:** 3.94Moz	**Production** (Moz) 11: 4.33 12: 3.94 2015 target: 5.40	**27%** below target
Production in 2012 was adversely impacted by the unprotected strike in South Africa, as well as an increased number of safety-related stoppages. Expected future growth in production to come from Tropicana, Kibali and CC&V. The 2015 production target will be affected by asset sales as well as a decision taken in early 2013 to focus on higher margin areas in South Africa.			
Productivity:			
To achieve a 20% improvement in productivity (oz/TEC), we must increase productivity to 10.98oz/TEC by 2015.	**Base:** 9.15oz/TEC in 2010 **Actual 2012:** 8.07oz/TEC	**Productivity** (oz/TEC) 11: 9.32 12: 8.07 2015 target: 10.98	**27%** below target
The lower productivity in 2012 is primarily as a result of decreased South African production volumes and lower grades from underground operations.			

Total cash costs:

To achieve a 20% improvement in real unit costs by 2015, we must reduce real unit costs to $510/oz by 2015.

Cash cost performance in 2012 was adversely impacted by lower gold production among other factors. We expect efficient cost control measures and lower cost ounces from growth projects to improve the level of cost performance (in real terms) going forward.

Base: $638/oz

Actual 2012: $862/oz*
($693/oz excluding mining inflation, royalty impact)

Total cash costs
($/oz)

[1] Nominal
[2] Real

728[1] 645[2] 862[1] 693[2] 510[2]

11   12   2015 target

target missed by
36%

Financial performance:

To achieve a return on equity of 15% through the cycle to 2015.

Return on equity in 2012 is lower than 2011 due to reduced earnings arising mainly from the aforementioned operational issues in South Africa and lower earnings.

Base: 20%

Actual 2012: 18%

Return on equity
(%)

25   18   15

11   12   2015 target

20%
above target

Environmental performance:

To achieve a 30% reduction in reportable incidents, we must reduce the number of reportable environmental incidents to less than 19 a year by 2015.

Base:
27 environmental incidents reported in 2010

Actual 2012:
16 environmental incidents reported in 2012

Five-year target was met in two years.

Environmental incidents

27   16   19

11   12   2015 target

16%
above target;
41%
improvement on base

Social performance:

Our social performance targets are under development. We expect to report on these in 2013. See our Sustainability Report for a detailed account of our performance, www.aga-reports.com

LETTER FROM OUR CHAIRMAN, TITO MBOWENI



Tito Mboweni
Chairman

The year 2012 proved to be an extremely challenging one for AngloGold Ashanti and much of the rest of the extractive sector, both in our country of domicile, South Africa and around the world.

After a difficult year in the global gold mining industry and, more specifically, within AngloGold Ashanti, I recently had the privilege of meeting many of our largest institutional investors and was able to hear their concerns about the company first hand. This engagement followed my desire to discuss with our shareholders the departure of Mark Cutifani and the process that the board of directors has put in place to find an appropriate successor. The views expressed covered everything from the need to "focus on the basics" and improve our production and cost performance, to reviewing our portfolio of assets and potentially undertaking more significant corporate restructuring. This is a set of insights and observations that I have discussed with my colleagues on the board and, together with the management team, we are identifying ways to improve the company's value proposition going forward.

Regarding safety, an operational priority for us, I offer my condolences to the families, friends and colleagues of the 18 people who died in accidents at our operations and exploration sites during 2012. I remarked last year on the regrettable lack of progress in improving our record of fatalities since the marked improvement recorded in 2008. This despite the steady improvement in our all injury frequency rate over this period. In 2012 in fact, we reported an increase in the number of fatalities compared to previous years. Our management will address this as a matter of great urgency in the year ahead. We are gratified at the continuing, significant improvement in injury rates and trust that this will help eliminate fatalities.

In my almost two years as chairman of AngloGold Ashanti, I have had the opportunity to visit most of the company's operations. This has been an invaluable experience and has helped me to develop a deep understanding of our company and its global operating and exploration reach. One notable pattern that I have observed has been the penetration of Project ONE throughout the organisation, and the commitment of our staff to this project and to the company as a whole. This is an important positive differentiator in our case. Management's work on business process improvement initiatives has proceeded apace and most operations have now completed implementation of these initiatives with the focus now being on the refining and tightening up of systems and processes.

These visits have also brought to life the many challenges we face, some for the company and some for the industry more

broadly; resource nationalism, tough or poorly managed tax regimes and currency volatility are among the latter.

Closer to home are the imperatives of good environmental management and dealing with the legacy of historical, poor environmental practices. Many of our operations and other concessions in the developing world experience encroachments by small-scale (and sometimes not-so-small scale) artisanal miners. Very often these activities have been the basis of subsistence economies for centuries, yet commercial mining is vital to economic development in these jurisdictions and we are entitled to have our rights secured. In respect of these and other social challenges, our sustainability efforts are critical. Our operations display uneven progress, though we are certainly headed in the right direction.

A further challenge in 2012 was the prolonged unprotected strike at our South African operations – and much of the rest of the gold and platinum sector. From late September 2012, we found ourselves unexpectedly engulfed by a wave of unprocedural militancy whose origins are complex and multifaceted. It signalled to the industry, national and local government and the trade unions which have dominated the industry for the past 25 years a need for introspection regarding the shortcomings and the need for action, both within our company and in partnership with each other, to remedy those. At the same time, it is with some pride that, notwithstanding the unprocedural and unprotected nature of the strike, our management and employees dealt with the trying circumstances with minimal conflict and virtually no violent incidents.

Early in the financial year, we received an upgrade to our international investment credit rating by Moody's Investor Service, in recognition of operating improvements and our overall prudent gearing levels and liquidity. Six months later, in the wake of the downgrade of South Africa's sovereign debt rating by three of the foremost global ratings agencies we were faced, along with several other major South African corporations, with being placed on a watch list for a possible downgrade by one of these agencies, Standard & Poor's. It was only thanks to the company's resilience and the decisive proactive steps taken that we were able to defend our investment grade rating. During 2012, we also undertook long-term debt raisings to further improve our debt maturity profile and enhance our liquidity headroom.

The company's efforts to create new scope for growth bore fruit during 2012. Our developments at Tropicana in Australia, Kibali in the DRC and Gramalote in Colombia are extremely exciting. Both Tropicana and Kibali are forecasting first gold pours within the next 12 months of this letter and this we believe will be an important driver in the re-rating upwards of our equity valuation.

In addition to the strong immediate pipeline of our projects, we were active in pursuing value-accretive acquisitions. We acquired, for $335m, First Uranium (Pty) Limited, the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located close to our South African Vaal River tailings facilities. The asset is expected to contribute around 110,000oz to annual production at competitive costs as we go into 2013 and 2014. This acquisition has also rendered unnecessary a substantial capital investment that would have been required to construct a plant to process our other Vaal River tailings.

We also acquired from Kinross Gold Corporation for $220m its 50% interest in the Serra Grande mine in Brazil, giving us full ownership of the asset. This acquisition should increase AngloGold Ashanti's production by some 70,000oz a year, as well as enhancing our Mineral Resource and Ore Reserve and diversifying our global portfolio base.

For now, the return on these and our other investments, and the pay-off for operational improvements is slightly dampened by the fact that the gold price, surprisingly, continues to lack any real conviction in the face of the continuing uncertainty in the global economy. The temporary solution to the fiscal cliff still leaves the issue of the US debt ceiling unresolved which might further damage prospects for the US dollar. On-going uncertainty in Europe around economic growth and the potential for further sovereign funding stress should also have underpinned the investment case for gold. However, the success of central bankers in mitigating some of this risk has undermined that investment case to some extent.

Nonetheless, continued loose monetary policy in the United States and Europe, with added impetus more recently from Japan, will ensure that real interest rates in these economic blocs will not rise anytime soon. This, in conjunction with continued central bank buying – from mainly non-member countries of the Organisation for Economic Co-operation and Development (OECD) – and improved Chinese off-take in the face of stronger economic prospects from that region, should support the gold price in the medium term. With other emerging markets, especially the Indian economy improving following tighter economic policy initiatives, we expect some

local currencies to strengthen, thereby pushing down the price of gold in local currency terms. This will in turn stimulate jewellery demand and consequently the gold price.

As you will be acutely aware, our share price – along with those of many of our gold mining peers – suffered a marked decline during the year. A confluence of factors has weighed on these valuations, most notably heightened socio-political risk across several mining jurisdictions, a seemingly inexorable rise in costs, some injudicious capital allocation and poor delivery on production targets. While we have scored higher in some areas than others, we are mindful that we must move with purpose to address these broad industry concerns where possible to help improve our valuation. At the heart of our efforts is a concerted drive to continually improve our operations to more consistently achieve our guidance and enhance predictability of our earnings. All the while, we will continue to make judicious, disciplined decisions on capital allocation in order to ensure we maintain our record of delivering industry-leading returns. We will continue to evaluate the impact of these efforts and make adjustments where necessary as we work to deliver real value to our shareholders.

In conclusion, regarding changes to the board, I'd like to welcome Michael Kirkwood, who joined us from 1 June 2012. His vast experience in the international financial arena has already enhanced the skills set of the board. On 20 February 2013, Tony O'Neill was appointed as a member of the board. Tony is a recognised global business and technical expert in the mining industry.

I would also like to pay tribute to the three non-executive directors who will be retiring at the annual general meeting in May 2013. Frank Arisman and Bill Nairn have served the board with distinction for many years, Frank since the founding of AngloGold Ashanti in 1998 and Bill since 2000. We all owe them a great deal for their hard work and imparted wisdom. We will also bid farewell to Ferdinand Ohena-Kena, with us since 2010. He, too, has made a singular contribution to the work of this board.

Lastly, I want to pay tribute to our Chief Executive Officer of the past five years, Mark Cutifani, whose departure was announced in January 2013. I thank him for five years of leadership.

While we will seek to find a successor as speedily as possible, we will be sufficiently patient to ensure that we select the best possible candidate. In the meanwhile, I cannot think of two safer pairs of hands than those of Srinivasan Venkatakrishnan and Tony O'Neill in which to entrust your company during this transition phase.

TT Mboweni
Chairman
19 March 2013

OUR BUSINESS

AngloGold Ashanti, one of the world's foremost gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration programme. We work across the full spectrum of the mining value chain, and are concerned with the impact of our activities on the diverse communities and environments in which we operate.



OPERATIONS

1   Argentina
Cerro Vanguardia (92.5%)

2   Australia
Sunrise Dam

3   Brazil
Serra Grande [1]
AGA Mineração

4   Ghana
Iduapriem
Obuasi

5   Guinea
Siguiri (85%)

6   Mali
Morila (40%)
Sadiola (41%)
Yatela (40%)

7   Namibia
Navachab

8   South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
Mine Waste Solutions
West Wits
Mponeng
Savuka
TauTona

9   Tanzania
Geita

10 United States
Cripple Creek & Victor (CC&V)

[1] *Effective 1 July 2012, AngloGold Ashanti increased its shareholding from 50% to 100%.*

MAJOR PROJECTS

11 Colombia
Gramalote (51%)
La Colosa

12 DRC
Kibali (45%)
Mongbwalu (86.2%)

13 Australia
Tropicana (70%)

Percentages indicate the ownership interest of AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.

OUR OPERATIONS AND PROJECTS

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 10 countries. Major development projects are Tropicana in Australia, Kibali in the Democratic Republic of the Congo (DRC) and La Colosa in Colombia.

Our extensive brownfield, greenfield and marine exploration programmes extend to 12 countries, in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly owned ground holdings. We have an interest in Rand Refinery, a gold refining and smelting complex in South Africa, and own and operate the Queiroz refinery in Brazil.

The group is managed according to four geographic regions, namely:

- **South Africa**, which comprises two mining areas and associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining operations and surface operations. In July 2012, AngloGold Ashanti concluded the acquisition of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, which operates in the same area of South Africa.
- **Continental Africa**, which comprises the operations in Ghana, Guinea, Mali, Namibia and Tanzania, as well as projects in the DRC.
- **Americas**, comprising operations in Argentina, Brazil and the United States, as well as projects in Colombia. AngloGold Ashanti concluded the acquisition of the remaining 50% interest in Serra Grande in Brazil during the year.
- **Australasia**, which currently focuses on a mine and project in Australia.

OUR PEOPLE

AngloGold Ashanti's operations and joint ventures employed, on average, 65,822 people (including contractors) in 2012 (2011: 61,242).

OUR SHAREHOLDERS

AngloGold Ashanti's primary listing is on the JSE in Johannesburg, and the company is also listed on the New York Stock Exchange, the London Stock Exchange, the Ghana Stock Exchange and the Australian Securities Exchange. The Government of Ghana held a 1.66% interest in the company (as at 31 December 2012). The governments of Mali, Guinea and the DRC hold direct interests in our subsidiaries in those countries. In Argentina, the province of Santa Cruz has a stake in Cerro Vanguardia. In South Africa, a black economic empowerment (BEE) transaction undertaken in 2006 transferred an amount equivalent to 6% of the value of our South African production to employees participating in an Employee Share Ownership Plan (ESOP) and to our BEE partner, Izingwe Holdings. At year end, 25,284 employees were participants in the ESOP.

As at 31 December 2012, AngloGold Ashanti had 383,320,962 ordinary shares in issue and a market capitalisation of $12.02bn (2011: $16.23bn).

RESPONSIBLE GOLD

AngloGold Ashanti is a strong proponent of responsible gold and is intent on producing gold that meets the highest standards of responsibility and supply chain transparency. The company follows practices consistent with the London Bullion Market Association (LBMA) standards, the Responsible Gold Guidance and the World Gold Council Conflict Free Gold Standard, which are consistent with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas*. Three operations are also certified to the Responsible Jewellery Council's Code of Practices.

AngloGold Ashanti participated in the establishment of these standards and certification procedures. We believe that the gold industry can and should be an agent for positive social and economic development in host countries, and should closely examine its role in areas affected by or at high risk of conflict. See page 45 of our Sustainability Report for a detailed discussion on Responsible Gold.

* *These initiatives were partly a response to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) which requires companies that file periodic reports with the US Securities and Exchange Commission (SEC) to perform due diligence at operations to determine whether a company's supply chain makes use of any of so-called 'conflict minerals'. This due diligence must be subject to an independent audit. The SEC's final rules and regulations were published in August 2012.*

Attributable gold production
(000oz)



South Africa	1,212
Continental Africa	1,521
Australasia	258
Americas	953

Geographic distribution of shareholders
as at 31 December 2012 (%)



United States	44	Rest of world/ unidentified	3
South Africa	31	Australia	2
United Kingdom	8	Ghana	2
Rest of Europe	5	Rest of Americas	2
Singapore	3		

OUR PRODUCTS AND MARKETS

Our activities begin even before exploration, and continue well beyond closure of operations, and we address our impacts and responsibility throughout those periods of the product life cycle over which we have control.



OUR PRODUCTS

Gold has been a much sought-after source of wealth over the centuries. It has extensive uses such as an investment, a safe-haven asset, a hedge against inflation, a store of value, as jewellery, in the electronics industry and in medical technology.

Once mined, the ore is processed into doré (unrefined gold bars) at AngloGold Ashanti's operations. The doré is dispatched to various precious metals refineries. In Brazil we own and operate the Queiroz refinery, which is a member of the LBMA. We also have an interest in Rand Refinery Limited in South Africa, which is also a member of the LBMA. Gold is refined to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the LBMA. This is important as it ensures that we comply with the highest standards as a responsible mining company.

Our gold is sold directly to bullion banks via the refineries. Bullion banks are commercial entities that deal in gold, distributing bullion bought from mining companies and refineries to markets worldwide. These banks hold consignment stocks in all major physical markets and finance their inventories from the margins they charge physical buyers.

Valuable by-products including silver, sulphuric acid and uranium are produced in the process of recovering the gold mined. These by-products are a function of the characteristics of local geology. Uranium is produced by certain South African operations, sulphuric acid is produced by our Brazilian operations and silver is produced in varying quantities at all operations.

As sulphuric acid and uranium are potentially hazardous, we ensure their safe production and transportation to customers. For further information on our product stewardship programmes and initiatives see our Sustainability Report at www.aga-reports.com.

OUR MARKETS

The jewellery sector accounted for 43% of gold demand in 2012, while the investment sector – bar and coin hoarding, medals and other retail investment instruments, as well as exchange traded funds (ETFs) – accounted for 35% of total demand. The balance of gold demand is from the electronics and dentistry industries (10%) as well as uptake from central banks (12%).

We promote our product in target markets, by supporting initiatives aimed at improving gold jewellery design. This is mainly through the AuDITIONS programme of jewellery design competitions. Jewellery consumption in countries such as India and China still provides an important source of physical gold demand.

Geographic location of gold sales by destination 2012
(%)



South Africa	53	Rest of Europe	6
United States	18	Asia	6
United Kingdom	10	Australia	7

GOLD AND INVESTMENT MARKETS IN 2012

Despite heightened and widespread economic uncertainty throughout 2012, the gold price performance was generally quite disappointing.

GOLD MARKET

The gold price averaged $1,668/oz for the year, marking the eleventh consecutive year of average annual price increases. Since reaching a record of $1,921/oz in September 2011, the gold price failed to reach this level during 2012, despite concerns of sovereign defaults that threatened the stability of the Eurozone and serious doubts regarding a US economic recovery.

Instead, gold was caught in the ebb and flow of 'risk on' and 'risk off' which dominated financial markets from equities through to commodities. In periods of relative stability that are characterised by little or no new negative news flow, equity, currency and industrial commodity markets usually benefit as funds flow in – hence 'risk on'. However, on the announcement of any bad news that seems to threaten this stability, these funds quickly retreat, typically into the US dollar or US treasuries – hence 'risk off'.

Although gold has traditional safe haven status among financial assets, it did not benefit significantly under either scenario in 2012. This was largely on account of the continued negative correlation between the dollar gold price and the dollar, in which a stronger dollar ('risk off') tended to cap appreciation in the gold price. This pattern was exacerbated by the fact that investors often had to sell profitable gold positions in order to fund losses sustained in other markets.

The announcement by the US Federal Reserve of a further round of quantitative easing in mid-September gave a boost to the gold price, however, having averaged $1,651/oz over the first three quarters of 2012, the announcement of the third round of quantitative easing (QE3) helped improve the gold price average to $1,717/oz for the final quarter. The final weeks of the year saw further profit taking and risk aversion as the fiscal cliff loomed. As of 19 March 2013, the closing gold price was $1,613/oz.

INVESTMENT MARKET

Holdings within the ETF universe showed reasonable growth. Although growth in total gold holdings was nothing like that experienced in 2009 and 2010, it was an improvement over 2011. ETF holdings grew by 6.4Moz in 2011 which represents growth of 9% over the year. In 2012, ETF holdings grew by almost 9.4Moz or 12%.

Among ETFs, which now include some 32 different funds, the NYSE-listed SPDR Gold Shares (GLD) remained the largest at 43.4Moz, or almost half of combined holdings of 88.8Moz (as at end 2012). This fund grew by 3.1Moz in 2012 and alone accounted for over a third of overall growth in holdings during 2012.

The official sector continued to be a significant source of demand through 2012 with estimates of around 17.2Moz (net) bought by various central banks across the globe. The most dominant sources of demand from this sector remain those countries which are not members of OECD such as Brazil, Mexico and Korea, which added to their gold reserves. In contrast, the third year of the Central Bank Gold Agreement ended at the end of September and total sales of 5t by its signatories were recorded. This represents the lowest annual sales in any of the agreements.

Bar and coin demand for 2012 failed to match the spectacular levels of 2011, declining by 260t year-on-year. Demand experienced from Europe in 2011 did not materialise again in 2012. However, after a slow start to the first half of the year, Indian demand for bars and coins began to emerge and amounted some 25% of total demand for 2012. China, another important source of demand, was flat at 265t, primarily due to the slowing of the Chinese economy.

JEWELLERY

A jewellers' strike and doubling of import duties, as a consequence of the Indian government's desire to curb gold imports, meant that the first half of the year witnessed very poor demand out of India relative to 2011, down by 24%. Sentiment improved in the latter half of the year and India remained the strongest performing market for gold jewellery and, in 2012, accounted for 29% of global jewellery fabrication.

Slowing fortunes of the Chinese economy had an impact on jewellery demand from this region, down 4.5t year-on-year, as consumers cut back on their discretionary spending. Hong Kong maintained its levels of jewellery demand year-on-year at 27t.

European jewellery demand was similarly affected by economic woes and austerity measures. Italy's deteriorating economy exacerbated the pressure on its jewellery industry and legislation passed in 2012, requiring identification for purchases over a certain value, placed a further damper on an already depressed market.

The outlook for the gold price remains broadly supportive given the continuation of loose monetary policies in both the United States and Europe. However, there is growing confidence that monetary authorities may have managed the worst of these crises. Austerity measures will continue across Europe and this will weigh on European jewellery demand while further measures by the Indian authorities to curb gold imports mean that jewellery demand from this region will also likely decrease.



STRATEGY

THIS SECTION DEALS WITH THE WAY IN WHICH WE DRIVE, CREATE AND PROTECT VALUE IN ANGLOGOLD ASHANTI.

OUR STRATEGIC FOCUS AREAS

AngloGold Ashanti's vision, mission and values form the basis of our strategy.

OUR STRATEGY

To achieve our vision to be the leading mining company, we must fulfill our mission to create value for shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products. Although our primary focus is gold, AngloGold Ashanti will pursue value-creating opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.

STRATEGIC FOCUS AREAS

Our five strategic focus areas support the achievement of our delivery targets – see page 7 – which are measured and re-evaluated on an ongoing basis. These delivery targets are reflected in the strategic focus areas referred to below.

Strategic focus areas address one or more delivery targets.

Strategic focus areas



People are the business
Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work to deliver against our goals.

Maximise margins
Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns.

Manage the business as an asset portfolio
Optimising asset and project portfolios to meet or exceed specified rates of returns. To achieve this, each asset is regularly reviewed and ranked in both absolute terms and relative to its peer group.

Grow the business
Developing a range of options for growth, including greenfield and brownfield exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities, and maximising the value of commodities other than gold within our portfolio.

Embrace sustainability principles
Developing business and social partnerships based on mutual value creation while maintaining a focus on ensuring the safety and well-being of employees, and managing environmental and other impacts.

OUR STRATEGIC FOCUS AREAS continued

MANAGEMENT FRAMEWORK

Our internally developed Project ONE management framework is being implemented throughout the business to support the achievement of our broader strategic objectives. The framework is designed to reduce variability in performance and support a seamless flow from strategy to delivery. This framework prescribes strong leadership, considered role description, appropriate resourcing to the task at hand, well-defined and documented business processes in all areas, clear accountability and consistent analysis of improvement of work undertaken.

MANAGING PERFORMANCE

The five strategic focus areas are reflected in the role descriptions of each executive and senior manager in the group and form the basis for evaluating and rewarding their performance. See the discussion in our abridged remuneration report on page 97.

Our management framework



Roles are clear – defining the responsibilities and accountabilities, and exactly how we are connected to every part of the business.
Leadership
Business process – detailing how all the tasks flow and fit together, and exactly how people interact within the operating system to get work done.
Line ownership with specialist support
Capable, engaged and effective employees
Employees involved and engaged
People
Results
Technical, commercial and operating systems
In control and capable plan
Measure and review
Systems of work
Results

LETTER FROM OUR CEO, MARK CUTIFANI

AngloGold Ashanti has in place the strategy, the structures and the people to fulfil our vision of creating the world's leading mining company.



Mark Cutifani
Chief executive officer

MY FELLOW SHAREHOLDERS,

The year in review was undoubtedly one of the most challenging in my 35 years in mining. It was also one of the most rewarding as the strong team we've built over the past five years met each challenge head on, remaining true to the company's values and preserving the foundation on which AngloGold Ashanti has been built.

We can take some courage from the safety strides we have made in recent years, although, as our highest priority we remain vigilant and focused on the work we still have to do in this area. It is cold comfort that we have more than halved the rate of fatalities since 2007. The fact remains that one death is one too many and we continue to devote our efforts to the elimination of harm on our mines and in our plants. Risk protocols and accident investigation methods are vastly improved and modernised and work is ongoing to ensure every person in this company understands that the only true measure of success is our ability to produce value for all stakeholders, with no injury, across every site. The fruit of this work is evident in the steady decline in the all injury frequency rates to their lowest on record by the end of the year.

On an operational front, there remains much to be proud of. Our major greenfield projects at Kibali and Tropicana remain within their broad budget parameters and on track to pour their first gold by around the end of 2013 and early 2014. This is an impressive feat in an industry that has in the recent past been marked by significant capital overruns and delays. The expansion at Cripple Creek & Victor is also progressing to plan and two bolt-on acquisitions made in 2012 – Mine Waste Solutions surface retreatment assets in South Africa and the remaining 50% of Serra Grande in Brazil – are already delivering to plan.

AngloGold Ashanti also continues to deliver the best returns on capital and equity among the world's major gold producers,

the product of strict discipline in capital deployment over the past five years. While our peers have placed a new emphasis on these long-neglected metrics, they have been core to our strategy since 2008 when we outlined our new vision for the company. It will be returns, rather than production growth, that will continue to drive our decisions into the future.

Capital discipline is now more critical than ever as the operating environment becomes increasingly complex. Communities are more insistent in ensuring the appropriate benefits from their natural resources and protecting their environments, employees want better jobs and a clear development path and host governments want more from their national patrimony. At the same time, shareholders – frustrated at poor returns from their gold investments – are making clear that they want free cash flow and richer dividend streams. Balancing these interests takes thoughtful management, strong operational expertise and a holistic strategy balancing all stakeholder needs and aspirations.

The complexity of managing often disparate interests was no more evident than in the events that unfolded in South Africa in the second half of the year. Unhappiness at work conditions and service delivery from government, a difficult socio-economic environment and labour union rivalries all converged into a wave of unrest that tragically left scores dead in the northwestern Bushveld and eventually shuttered most of the South Africa's deep precious metals mines. It was against this backdrop that our South African mines were all closed by an unprotected strike that ran from late September to early November.

LETTER FROM OUR CEO, MARK CUTIFANI

continued

We took a deliberate decision at the outset of the strike to communicate consistently and clearly with employees and all other stakeholders affected by the work stoppage, and to make clear that we would not tolerate violence, vandalism or intimidation. Our effort was focused on maintaining peace and calm, preserving our relationship with employees and protecting the collective bargaining structure which has served labour and business well for decades. The strike was resolved following an agreement to raise the entry level wage and to adjust pay scales among job categories.

While the work stoppage was peaceful for the most part, we were forced to summarily shut Mponeng, our largest mine in the region, and suspend pay to employees after random acts of violence by a small group of striking workers bent on upending the accord.

Final agreement was brokered with this last group of individuals when a broad, inclusive process with all management, employees and all major labour groupings (including the emerging Associated Mining & Construction Union) delivered an overarching code of conduct to govern workplace behaviour.

The strikes shone a bright, yet cautionary light not only on the importance of mining to South Africa's economy, but also on the critical importance of resolving longstanding structural imbalances in South African society, creating jobs for unemployed youth and improving social performance of government and the private sector alike.

AngloGold Ashanti's South African business is pushing ahead with significant investment in housing, healthcare and economic development projects while maintaining the fundamental production capacity of this cash generative business.

As we start 2013, with a fresh round of wage talks looming and a new union in the mix, the threat of more industrial action remains real and the need for us all to work hard to find each other in this process and create a sustainable outcome that benefits all stakeholders, is more critical than ever before. And at the same time, we will be looking to the government to create a constructive environment conducive to long-term fixed investment and job creation, and free from unnecessary and disruptive threats to security of tenure and long-term fiscal certainty.

There were other challenges faced across the portfolio during the year including, among others: safety-related stoppages in South Africa; a coup and flooding in Mali; an armed insurgency in the northeast DRC; threats of tax increases across several jurisdictions; and soaring prices for labour and production inputs.

AngloGold Ashanti is currently subject to class action litigation with respect to alleged occupational lung disease. AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution.

It is this increasingly complex environment that has made it all the more important to for us to continue with the implementation of our Project ONE operating model, that brings a manufacturing-industry approach to our mining and processing operations, whilst elevating our human resources capacity to ensure the right people have absolute accountability to ensure that the right work is done, at the right time. This will provide the long-term competitive edge to continue generating industry-leading returns.

In 2012 we saw Project ONE grow in importance as a tool for our operators. Despite the deterioration of grade in maturing ore bodies, particularly in Continental Africa, a more analytical and detailed approach to planning saw tonnages across the region increase by around 20% without additional capital to expand processing capacity. That helped us maintain production levels and offset a drop in grade of almost 20%.

Geita, the asset that was amongst our worst-performing mines just three years ago, become our largest production centre and cash generator. In perhaps the most startling mark of ONE's success, our mining teams managed to move almost 30% more rock from the pit even as they halved the truck fleet, dramatically improving our capital utilisation and efficiency. The plant, once a glaring example of inefficiency with weekly shutdowns for emergency repairs, dramatically improved availability through properly resourced and scheduled maintenance, as well as more deliberate operating methodology.

Similarly, at Siguiri, the plant continues to defy sceptics by consistently operating above its nameplate capacity, showing the potential to operators across the business. In Brazil, our development and production crews are setting new productivity benchmarks in their monthly advance rates.

But Project ONE's success is not only evident in tons and ounces. Reportable environmental incidents are down about 80% over the past five years, demonstrating that planned and scheduled work is not only more efficient, but also less likely to exceed increasingly rigorous environmental standards. This is critical in ensuring we maintain our licence to operate. In analysing each site and coming to grips with planning, it has become clear that real and lasting engagement between management and employees and between AngloGold Ashanti and its host communities and other interested stakeholders, becomes a non-negotiable part of doing business. Not only does this set expectations at the outset of any initiative or project, but it ensures ownership of the process by all affected parties. It is the cornerstone of real sustainability for the natural resources sector.

As the year drew to a close and the South African labour situation piqued the concern of international credit rating agencies, several companies and parastatals and the sovereign itself, were either downgraded or faced the threat of an imminent relegation by Standard & Poor's and Moody's Investor Services. AngloGold Ashanti's own BBB– investment grade rating from Standard & Poor's was at risk of a single-notch drop into non-investment grade status. With this threat to our long-term cost of capital, the executive team moved quickly to correct course and make the changes necessary to adapt to what were clearly new circumstances.

In early November, the decision was taken to trim our sails by paring back capital expenditure, determining which assets might be sold, shifting focus to higher margin production, slowing capital expenditure on some of our smaller projects and reviewing key corporate and operating cost drivers. In the end, this effort helped us hang on to our coveted credit rating while we correct course.

This change in tack occurred at the apex of another seismic shift in the gold industry. Over the past several years, it has become clear that investors in gold equities have become tired of poor returns, soaring costs, ill-conceived corporate activity, rising geopolitical and labour risk and low dividend yields. This has been clearly manifested in the underperformance of gold equities relative to the bullion price.

Notwithstanding the fact that we have consistently delivered industry-leading returns and value accretive bolt-on acquisitions, AngloGold Ashanti's valuation has fallen victim to this trend which your management team is working to reverse.

As the new year starts, your board and executive are actively engaged in weighing the options that will close the valuation gap that has emerged. Each asset is being reviewed to determine whether it fits in an optimal portfolio. The make-up of the portfolio structure is also under scrutiny to determine whether a different configuration may unlock the value that we believe lies within AngloGold Ashanti.

Sadly, I will not participate in this evaluation of AngloGold Ashanti's options. After much thought and deliberation I have made the difficult decision to leave this company to accept the post of chief executive officer of Anglo American. This brings to an end an enormously rewarding period at AngloGold Ashanti, during which we built a world-class team across the business that made some of the mining industry's most significant improvements over the past five years.

While there are pieces of work that remain undone, most notably the turnaround of Obuasi and the completion of our important new development projects, I leave confident in the knowledge that the executive team will finalise these and other important initiatives in the coming months and years. AngloGold Ashanti has in place the systems, procedures and people that will fulfil our joint vision of creating the world's leading mining company.

I would like to thank the thousands of people across AngloGold Ashanti who have made this a special and rewarding time both professionally and personally, for me and my family. We take with us many fond memories and friendships from South Africa.

My heartfelt thanks also go to so many others in government, organised labour, non-governmental organisations and among AngloGold Ashanti's diverse and engaged shareholder base, who I have had the privilege to work with since 2007.

Finally, I extend my thanks to the board of AngloGold Ashanti for their support and wise counsel during my tenure as Chief Executive Officer.

Mark Cutifani
Chief Executive Officer
19 March 2013



CONTEXT

THIS SECTION CONSIDERS OUR STAKEHOLDERS,
THE GOLD AND INVESTMENT MARKETS THAT
SHAPE OUR BUSINESS, THE WAY IN WHICH
WE IDENTIFY AND MITIGATE RISK, AND THE
IDENTIFICATION OF MATERIAL ISSUES ON WHICH
WE REPORT.

OUR STAKEHOLDERS

Stakeholder engagement is the process through which we stay connected with our stakeholders and our social partners.

Stakeholders are those who are directly or indirectly affected by our business, those who may have interests in our projects or operations, and those with the ability to influence our business outcomes, both positively and negatively. Social partners are those stakeholders with whom we seek to build mutually beneficial relationships. These engagement processes may be formal or informal.

Our stakeholders are highly diverse, reflecting the variety of geographic regions in which we operate, the wide range of groups with which we interact, and the extent of issues with which we deal.

While we plan for a certain level of engagement in every relationship, we aim to be responsive to issues and concerns as they arise.

Stakeholder identification and engagement is undertaken in all areas of operation, within a framework informed by the group management standard on engagement. This standard, which applies to engagement at corporate, regional, country office and site levels:

- records our intention that all operations engage in building successful and mutually beneficial relationships with stakeholders throughout the mine life cycle (including exploration projects, new and established operations and closure and post-closure activities); and
- provides tools for building social partnerships to secure our social licence to operate and positions AngloGold Ashanti as the preferred operator wherever the company has a presence.

Stakeholder groups with which we interact include:



AngloGold Ashanti
JV partners
Communities
Investors
Employees and employee representatives
Media
Governments
Regulatory bodies
Industry bodies
Suppliers
Customers
*NGOs and CBOs

* *NGOs = Non-governmental organisations*
CBOs = Community-based organisations

UNDERSTANDING AND MITIGATING OUR RISKS

We recognise that risk is present in all business and operational activities, that threat and opportunity are the two sides of risk, and that successful risk management is critical.

Risk assessment and management are fundamental components of our business – in planning for our future and executing our strategy. We identify, evaluate and manage significant threats and opportunities as we seek to deliver against business objectives, within the framework that the board set for group risk appetite and threshold levels.

Group risk appetite and tolerance levels are determined by the Board of Directors and are monitored against group strategic goals, targets and performance scorecards (see our targets on page 7).

GROUP RISK MANAGEMENT STRUCTURE

Risk management is a central part of group strategic management and is the system whereby the risks associated with group activities are methodically addressed with the goal of achieving sustained benefit. Risk management should increase the probability of success, and reduce both the failure potential and the uncertainty associated with achieving the group's overall objectives.

The group risk management system was formally initiated when the revised and invigorated focus on risk management was approved by the Board of Directors in February 2009. This was when commitment, in terms of the implementation of the group risk management process, was obtained. This involved the development, building and roll-out of the group risk management process, improvement of the quality of risk knowledge and risk response tasking.

Specific objectives of the group risk management focus are to:

- avoid or reduce adverse threats to business objectives and exploit beneficial opportunities to add sustained value to all group activities in line with group risk appetite and threshold levels;
- provide timely risk situation information and appropriate risk responses for evaluation of business strategy to assist with meeting business objectives;
- reduce future operational performance uncertainty by minimising surprises and associated costs and losses;

- develop and implement a best practice group risk management system that is owned and championed at all levels of the organisation;
- monitor and report on group and industry risk trends and outcomes and ensure appropriate Board and executive reporting and briefing;
- improve deployment of capital through using robust risk information to effectively assess overall capital needs and allocation; and
- ensure that risk management forms an integral part of normal business practice and engenders a culture of 'risk awareness'.

Our group risk management framework has the following core elements:

- policy, which provides the context for risk management and prescribes the scope, objectives and required outcomes of this process;
- plan, prepared by management, and which is reviewed and approved annually by the Risk and Information Integrity Committee of the board;
- standard that defines the adopted approach and methodologies that are based upon the principles of International Standards Organisation ISO 31000, and prescribes the minimum requirements; and
- guidelines enabling operations to access detailed information concerning risk management principles and practice in order to define risk management strategies.

Our risk management structure, depicted alongside, and accountabilities are defined in the framework and ensure that risk identification, assessment and management are considered at every step in the business planning process.

Supporting the application of the framework are annual regional and site-based risk training workshops, intranet resources to share and update information, understanding of risk management principles and practice, and an ongoing focus on training.

A group material risk register, known as AuRISK, is maintained and used for reporting and tracking purposes.

Structure of risk management and accountabilities


Board of Directors
Financial risks
Strategic and material operational risks
Audit and Corporate Governance Committee
Risk and Information Integrity Committee
'Responsibility for risk management plan'
Risk assurance owner
'Independent assurance'
CEO
'Ultimate risk management accountability'
SVP: Group Risk
'Risk management system owner and process support'
ExCom/EVP: BS
'Oversight'
Executive risk owners
'Manage the risks'
Executive vice presidents
CFO and EVPs
B&TD
Colombia
Americas
Australasia
Continental Africa
South Africa
Corporate (Johannesburg)
Exploration (Perth)
Colombia (Bogota)
Americas (Denver)
Australasia (Perth)
Continental Africa (Johannesburg)
South Africa (Potchefstroom)
AGA Holdings
oneERP
West WIts
Vaal River
Surface
Operational and project risk owners
'Manage the risks'
Project risk owners
Regional, operational and project risk champions
'Manage the risks'
Functional risk owners
Compliance (including regulatory), legal, environmental, social, safety, health, security, Ore Reserve and Mineral Resource, human resources, pensions, insurance, political, financial, treasury, mergers and acquisitions, reliability and business improvement, technical (mining, metallurgy, engineering, capital projects, tailings heap leach and geotechnical), information technology, travel, supply chain and internal audit
'Risk review and oversight'

UNDERSTANDING AND MITIGATING OUR RISKS continued

KEY AREAS OF RISK AND/OR UNCERTAINTY

The diagram of key risks and uncertainties below provides an overview of the key risks facing AngloGold Ashanti as at year-end. These risks are broadly defined as depicted in the diagram.

The key areas of risk, uncertainty and material issues facing the group in executing our strategy and delivering on our targets are described on the pages that follow. There may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. Additional risks, either individually or simultaneously, could significantly affect AngloGold Ashanti's business, financial results and the price of its securities. We also urge you to carefully read the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports", which is available on the AngloGold Ashanti online corporate report website www.aga-reports.com and the section of our annual report on Form 20-F entitled "Risk factors", which will be available on our website at the end of April 2013.

Key areas of risk and/or uncertainty as at 31 December 2012



Political instability – DRC
Market capitalisation – investor sentiment
Margin squeeze
Capital/schedule over-runs at Tropicana and Kibali
Labour-related stoppages (especially in South Africa)
Political instability – Mali
Colombian projects – failure to deliver
Asset integrity – failure in South Africa and Ghana
Multiple fatalities in South Africa
Occupational health – claims and litigation
Loss of executive management and critical skills
Environment – legacy issues
Loss of assets and inability to access cash in Argentina
Failure of Obuasi turnaround
Legend
New risk
Severity
Increasing
Likelihood
Increasing

Key risk areas and uncertainties

Safety and health

Risk/uncertainty/issue	Mitigation strategy	For further information
Employee safety, resulting mainly from deep-level mine seismic activity and working practices.	Implementation of safety transformation programme, analysis of fatal risks, and enhanced incident investigation and reporting systems.	See page 20 of Sustainability Report – www.aga-reports.com /12/safety-and-health.
Potential legacy and on-going issues relating to occupational health following the South African Constitutional Court ruling in March 2011, exposing AngloGold Ashanti and others to individual and class action claims.	AngloGold Ashanti will defend all claims on their merits. In addition, discussions have begun, through the Chamber of Mines of South Africa, to address perceived deficiencies in the statutory compensation system on an industry-wide basis. Further, the company continues to implement measures to reduce employee dust exposure.	

Production

Risk/uncertainty/issue	Mitigation strategy	For further information
Labour unrest and violent strike action in South Africa for increased wages and improved employment conditions fuelled by inter-union rivalry, politics, migrant labour conditions, and mine worker debt levels.	Formalise relations with the Associated Mining and Construction Union (AMCU) to ensure greater accountability and responsibility. Business restructuring while complying with legal obligations. The 2013 Chamber of Mines-led wage negotiations will aim to bring all union stakeholders into the formal process. Engagement with the departments of Labour and Mineral Resources via Chamber of Mines forums.	See page 30 of Sustainability Report – www.aga-reports.com/12/strike-in-sa.
Power supply disruptions, rationing and escalating costs, particularly in South Africa, Ghana and at the Tropicana project in Australia.	Initiatives introduced to reduce power usage, focusing particularly on high users. In South Africa proactive engagement with power utilities, where significant energy efficiency projects are in place. Strong energy-efficiency focus during project design.	See page 47 of Sustainability Report – www.aga-reports.com/12/energy-climate-change.
Potential for water supply disruptions and rationing, as well as flooding. Water risk exposure is highest at the South African, Ghanaian, United States and Australian operations.	Progressive quantification of risk exposures and building a comprehensive strategy for integrated water management.	See page 49 of Sustainability Report – www.aga-reports.com/12/water-land.
Delivery on production and growth targets, including the introduction of new technologies.	Project ONE business process framework.	See page 7 of this report.
Obuasi, Ghana, turnaround plan.	Implementation of management framework, including Project ONE, to increase operational consistency and capacity and reduce the risk of project delays. A multi-disciplinary team is leading the Obuasi turnaround.	See the operational profile for Obuasi which will be made available on our website www.aga-reports.com/12/op/obuasi/.
Group-wide implementation of ERP system.	Project management with monthly steering committee meetings on progress and budget performance, regular change management communication and internal and external audit assurance.	
Asset integrity relating to ageing mine infrastructure, particularly in South Africa and at Obuasi in Ghana.	A risk-based asset integrity and reliability engineering programme has been initiated that identifies threats and guides appropriate capital expenditure. Reliability management framework has been developed and guides asset integrity and reliability engineering.	

UNDERSTANDING AND MITIGATING OUR RISKS continued

Productivity

Risk/uncertainty/issue	Mitigation strategy	For further information
Skills availability and retention. Skills shortages are experienced across the sector globally. Loss of executive and senior management.	Talent pool management is an integral part of human resource strategy. Succession planning is being developed to ensure skills development and retention. Proactive recruitment processes are in place and there is a focus on transformation strategies in South Africa.	See page 28 of Sustainability Report – www.aga-reports.com /12/people.

Total cash costs

Risk/uncertainty/issue	Mitigation strategy	For further information
Inflationary cost pressures driven predominantly by energy price increases, mining input cost inflation and wage demands.	Productivity gains from implementation of the management framework, and broader cost management strategies to mitigate the impact of increases in input costs. Extensive business review in progress.	See page 15 of this report.
Changes to the regulatory environment (such as increased royalties, taxation demands or disputes or duties and 'resource nationalism' in many guises aimed at expanding state role in mining), that substantially increase costs in most countries of operation.	Active participation in industry and other stakeholder engagement processes with governments. These potential risks are taken into account in determining group strategy and are included, where relevant, in regional business plans. Active engagement is undertaken with tax authorities and finance ministries in affected regions, and stability agreements have been concluded in several jurisdictions.	See page 35 of Sustainability Report – www.aga-reports.com /12/adding-value.

Financial performance

Risk/uncertainty/issue	Mitigation strategy	For further information
Global market dynamics associated with a slow recovery from recession resulting in gold price and foreign exchange volatility, and credit rating downgrades.	Approximately two thirds of AngloGold Ashanti's revenue is naturally hedged, given the strong correlation between the gold price and foreign exchange movements in major producer countries (Australia, Brazil and South Africa). AngloGold Ashanti currently benefits from a strong balance sheet, international investment grade credit ratings, diversified asset base across 10 countries and fiscal prudence.	
Margin squeeze resulting from input price increases, wage demands, power tariff increases, oil prices, inflationary pressures, exchange rate volatility, grade declines, depth of mining, and higher Mineral Resource and Ore Reserve replacement costs.	Examination of continuous mining and the use of mine automation technologies in South Africa. Extensive business review in progress.	
Market capitalisation discount owing to negative investor sentiment related to unsatisfactory shareholder returns.	AngloGold Ashanti's investor relations strategy continues to highlight latent value in the business. Company restructuring under review.	

Financial performance (continued)

Risk/uncertainty/issue	Mitigation strategy	For further information
Capital and/or schedule over-run on Tropicana and Kibali projects.	Project owner and EPCM (Engineering Procurement Contract Management) contractor's team to provide close performance monitoring and control of contractors at Tropicana. Expediting effort increased and operating team recruitment brought forward for Tropicana. Kibali is a joint venture between Randgold Resources (45%), AngloGold Ashanti (45%) and a Congolese parastatal, SOKIMO (10%). The project development is being managed by Randgold Resources who also operate the mine.	See pages 57 and 60 of this report.
Political instability and difficult security environment in the DRC and Mali.	Continuous risk monitoring. Security plans in place. Engagement with governments.	
Loss of asset or inability to access cash in Argentina.	Encouraging direct government participation. Provincial, national, industry and other stakeholder engagement processes. Focus on generating direct and sustainable benefits for the host community through pro-active and well organised social and community development programmes.	
Failure to deliver on Colombian projects.	Dedicated executive leadership structure implemented. Increased engagement with local government bodies and community to demonstrate the project benefits.	See pages 61 to 63 of this report.

Environmental performance

Risk/uncertainty/issue	Mitigation strategy	For further information
Environmental permitting, legacy environmental issues, ground and process water management, air pollution, and competing land use demands.	Compliance with legal requirements and application of company environmental standards where these are stricter than legislation. Roll-out of company community standards and application as per environmental standards.	See pages 49 and 53 of Sustainability Report – www.aga-reports.com/12/water-land and www.aga-reports.com/12/cyanide-waste.
Concerns relating to the potential for ground and surface water pollution.	Our water management focus remains on minimising fresh water intake from the environment, combined with ensuring that the quality of water discharged by our operations meets or exceeds regulatory requirements. Where feasible, we operate a closed looped system, recycling water without discharging to the environment. This reduces our environmental impact, enabling us to reduce water consumption and the potential for water contamination. At some operations – for example in Ghana – high levels of rainfall mean that a closed system is not feasible and that controlled releases must take place. In this situation, we seek to ensure that we have the water treatment systems in place to manage effluents to meet minimum discharge standards. An integrated water management strategy has been developed in South Africa that is designed to ensure the interception of seepage from tailings storage facilities and to minimise potential discharges of process water during heavy rainfall events.	See page 49 of Sustainability Report – www.aga-reports.com/12/water-land.

UNDERSTANDING AND MITIGATING OUR RISKS continued

Environmental performance (continued)

Risk/uncertainty/issue	Mitigation strategy	For further information
Potential inter-mine flooding in South Africa.	Both the Vaal River and West Wits mining entities in South Africa are potentially at risk of inter-mine flooding as the financial ability of neighbouring mines and their ability to continue mine dewatering remains a concern. In the Vaal River district, a prefeasibility study of a regional mine water management plan is expected to recommend sustainable options for the management of mine water going forward. In the West Wits district, operational interventions are being pursued to sustain pumping at the neighbouring Blyvooruitzicht mine.	See page 52 of Sustainability Report – www.aga-reports.com /12/water-land.

Social performance

Risk/uncertainty/issue	Mitigation strategy	For further information
Social issues emanating from heightened community expectations and artisanal and small-scale mining (ASM).	On-going engagement of local and national administrations, communities and other interested groups. A sustainability framework that addresses sustainable development issues, including artisanal mining, is under development. Implementation of Community Management Standards will include engagement with ASM. Holistic strategy to address legacy and operating issues developed and being implemented. AngloGold Ashanti participates in industry and non-government organisation initiatives relating to ASM and community resettlement.	See page 39 of Sustainability Report – www.aga-reports.com /12/artisanal-mining.
More stringent legislation and other initiatives in response to concerns regarding the potential for gold to contribute to conflict.	AngloGold Ashanti participates actively in industry, government and inter-governmental initiatives relating to the responsible use of gold. Implementation of Responsible Gold standards.	See page 45 of Sustainability Report – www.aga-reports.com /12/responsible-gold.
Ensuring consistency in policy, approach and management of AngloGold Ashanti's supply chain.	Supply chain and procurement policies and standards.	See page 55 of Sustainability Report – www.aga-reports.com /12/managing-supply-chain.

IDENTIFYING AND ADDRESSING OUR MATERIAL ISSUES

A risk may or may not be a material issue identified by the business. However, it is one that influences or makes a difference to a decision maker, whether a shareholder or a stakeholder.

We understand that an analysis of our risks is critical in shaping our business strategy but these are not necessarily reflective of the positions and concerns of our stakeholders, but those which we have identified as issues are material to the business.

We have adopted a three stage process in determining our material issues:



Stage 1

Identify issues relevant to:
- Direct short-term financial performance
- Ability to deliver on strategy and policies
- Best practice norms exhibited by peers
- Stakeholder behaviour
- Concerns about societal norms

← **Document the process**

← **Segment issues according to level of relevance and themes**

Stage 2

Prioritise the issues:
- Internal considerations: direct financial implications, reputational risks and opportunities, potential effect on operational performance and strategic opportunities
- External considerations: media coverage, market commentary, number of complaints and survey results

← **Decide on thresholds**

← **Assess issues**

Stage 3

Review by:
- Internal and external advisory panels
- Board

← **Materiality assessment included in audit scope**

← **Categorise issues by relevance and themes**

IDENTIFYING AND ADDRESSING
OUR MATERIAL ISSUES continued

Issues are characterised as follows for each of our key stakeholders groups, namely employees, shareholders and financiers, communities and governments.

Material issues

Employee safety and health, in particular mine fatalities associated with deep-level underground mining, as well as **legacy health issues**; the threat of individual claims or class action lawsuits.	See *Ensuring safety and health*, on page 20 of our Sustainability Report.
Access to adequate **energy and water supply.**	See *Addressing energy, security and climate change,* on page 47; and *Responsible custodianship of water and land,* on page 49 of our Sustainability Report.
Impact of **climate change** on our business, our regulatory and physical environments and communities.	See *Addressing energy security and climate change* on page 47 of our Sustainability Report.
Environmental permitting, potential water and air pollution and competing demands for land use.	See *Responsible custodianship of water and land,* on page 49 of our Sustainability Report. Also see *Planning for closure* on page 109 of this report.
Delivery on production and growth targets, including the introduction of new technologies and mitigating skill shortages.	See *Five-year targets and Performance scorecard* on page 7, and *Understanding and mitigating our risks* on page 24.
Rising resource nationalism and potential conflict with government (including imposition of royalties, taxes, levies, mandated beneficiation and state ownership of resources).	See *Adding value*, on page 35 and *Delivering sustainable community benefits*, on page 32 of our Sustainability Report.
Global market dynamics – recession, gold price, R/$ volatility, ability to raise capital, as well as inflationary cost pressures, especially rising labour expectations and costs.	See page 15 of this report for information on 'Gold and investment markets in 2012'. See *Project One: Business Process Framework for a successful company* in our **OS**.
Heightened community and government expectations; in some countries **artisanal and small scale mining (ASM): labour relations** and the threat of unlawful industrial action.	See *Adding value*, on page 35, *Delivering sustainable community benefits*, on page 32, and *Addressing artisanal and small-scale mining,* on page 39 of our Sustainability Report.
Upholding fundamental **human rights** and support for **Responsible Gold**.	See *Respecting human rights* on page 41, *Securing our people and our assets*, on page 43, and *Responsible Gold*, on page 45 of our Sustainability Report.
Ensuring consistency in policy, approach and management of our **supply chain**.	See *Managing our supply chain*, on page 55, and *Responsible Gold*, on page 45 of our Sustainability Report.



PERFORMANCE

THIS SECTION DEALS WITH HOW WE HAVE
PERFORMED AGAINST PREVIOUS YEARS AND
RELATED STRATEGIES.

OPERATIONS AT A GLANCE

Operation	Safety						Production volumes								
	AIFR (per million hours worked)			Fatalities			Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
South Africa	13.24	15.57	16.69	11	9	10							1,212	1,624	1,785
Vaal River															
Great Noligwa	17.72	23.92	21.63	1	1		0.5	0.5	0.7	5.72	5.58	5.99	84	94	132
Kopanang	19.92	23.18	21.86		4	2	0.9	1.5	1.6	5.40	6.47	6.13	164	307	305
Moab Khotsong	17.14	20.48	19.72	2	1	2	0.6	0.9	1.0	8.16	9.39	9.03	162	266	292
Tau Lekoa			32.41			2			0.6			3.32			63
Surface operations	6.65	6.44	5.99				10.8	10.7	10.2	0.42	0.48	0.54	144	164	179
Mine Waste Solutions	7.27						7.2			0.12			28		
West Wits															
Mponeng	14.49	15.39	15.93	3	2	2	1.3	1.6	1.7	9.40	9.71	9.48	405	500	532
Savuka	21.23	8.39	7.69	2			0.2	0.2	0.1	6.09	6.69	5.30	37	49	22
TauTona	10.63	13.36	19.03	3		2	0.8	1.0	1.1	7.63	7.55	7.01	189	244	259
Other					1										
Continental Africa	2.26	3.03	5.26	5	3	5							1,521	1,570	1,492
Ghana															
Iduapriem	3.08	6.61	9.73	1			4.6	4.3	3.4	1.22	1.44	1.70	180	199	185
Obuasi [2]	2.13	2.37	2.86	2	3		2.1	2.0	2.6	4.79	4.82	5.16	280	313	317
Guinea															
Siguiri (85%)	1.09	1.27	6.15			1	10.1	9.7	8.8	0.76	0.79	0.97	247	249	273
Mali															
Morila (40%)							1.8	1.8	1.7	1.41	1.70	1.70	81	99	95
Sadiola (41%)	2.21	2.44	1.65			1	1.9	2.0	1.8	1.64	1.90	2.04	100	121	118
Yatela (40%)	0.36	1.52	2.28				1.1	1.1	1.2	1.06	1.04	1.23	29	29	60
Namibia															
Navachab	8.22	2.00	25.60				1.4	1.4	1.5	1.59	1.46	1.80	74	66	86
Tanzania															
Geita	1.62	3.60	5.38	1		2	4.8	3.9	4.7	3.47	3.98	2.36	531	494	357
DRC															
Mongbwalu	4.47	11.04	21.77	1		1									
Australasia	6.33	18.11	13.10										258	246	396
Australia															
Sunrise Dam	5.46	19.40	13.65				3.4	3.6	3.6	2.39	2.16	3.40	258	246	396
Americas	4.34	6.33	5.66	1	2								953	891	842
Argentina															
Cerro Vanguardia (92.5%) [1]	1.72	1.59	8.08	1			1.7	1.0	1.0	6.48	6.23	6.11	219	196	194
Brazil															
AGA Mineração [2]	4.64	4.05	2.62		1		2.2	1.7	1.6	6.07	7.43	7.21	388	361	338
Serra Grande [3]	2.58	3.48	7.22				0.9	0.6	0.6	3.36	3.59	4.05	98	67	77
Colombia	4.43	16.84	10.83		1										
United States															
Cripple Creek & Victor	12.75	19.80	12.26				20.9	20.3	20.6	0.40	0.39	0.43	247	267	233
Greenfield exploration	6.76	19.83	16.99	1	1										
AngloGold Ashanti	7.72	9.76	11.50	18	15	15							3,944	4,331	4,515

[1] The grade recovered at Cerro Vanguardia is from underground and open-pit operations
[2] The grade recovered at Obuasi and AGA Mineração is from underground operations
[3] Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
Rounding of figures may result in computational discrepancies

Operation	Productivity			Costs and capital expenditure						Financial performance		
	oz/TEC			Total cash costs ($/oz)			Capital expenditure ($m)			Gold income ($m)		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
South Africa	4.19	5.85	5.63	873	694	598	583	532	424	2,013	2,560	2,207
Vaal River												
Great Noligwa	2.34	2.72	3.35	1,226	1,194	884	27	29	24	139	148	163
Kopanang	2.61	4.79	4.67	1,015	681	613	93	92	61	273	483	376
Moab Khotsong	3.05	5.03	5.61	1,040	689	588	159	147	120	270	418	360
Tau Lekoa			1.92			921			10			72
Surface operations	10.45	21.32	39.80	832	660	485	8	5	3	240	256	223
Mine Waste Solutions	7.65			1,040			7			41		
West Wits												
Mponeng	6.33	8.38	8.72	639	546	453	194	172	122	674	790	663
Savuka	3.98	4.83	1.68	1,041	864	1,100	20	8	9	61	78	28
TauTona	4.03	5.13	5.34	924	818	700	73	79	75	315	387	322
Continental Africa	10.97	11.41	11.24	905	765	712	790	420	234	2,609	2,530	1,868
Ghana												
Iduapriem	15.61	16.97	16.44	1,034	853	666	95	73	17	304	308	218
Obuasi	5.19	5.68	5.61	1,187	862	744	185	132	109	468	493	348
Guinea												
Siguiri (85%)	12.10	12.03	14.75	908	862	643	28	15	10	388	407	313
Mali												
Morila (40%)	35.72	42.00	36.04	767	810	715	1	1	1	135	157	117
Sadiola (41%)	12.27	15.53	15.82	1,081	792	650	37	14	8	169	189	143
Yatela (40%)	8.82	8.89	20.39	1,830	1,543	807	2	1	2	48	46	71
Namibia												
Navachab	6.43	7.00	10.46	929	1,038	727	15	48	14	123	104	101
Tanzania												
Geita	19.20	18.11	14.14	660	536	777	81	58	38	906	753	501
DRC												
Kibali (45%)							263	73	30			
Mongbwalu (86.2%)							77	1				
Other and non-controlling interests							6	4	5	68	73	56
Australasia	43.46	38.93	66.77	1,211	1,431	982	355	102	40	426	385	466
Australia												
Sunrise Dam	43.46	40.29	66.77	1,126	1,367	957	35	27	29	426	385	466
Tropicana							315	73	10			
Other							5	2	1			
Americas	17.47	20.70	22.44	683	528	432	390	456	311	1,656	1,487	1,124
Argentina												
Cerro Vanguardia (92.5%)	18.21	17.64	20.64	640	393	366	70	73	38	366	275	214
Brazil												
AGA Mineração	14.22	17.41	18.32	696	525	407	162	259	142	635	565	405
Serra Grande [(1)]	11.45	12.98	15.88	816	767	481	33	22	26	162	101	97
United States												
Cripple Creek & Victor	37.46	44.31	42.40	638	564	493	100	67	73	409	423	293
Other and non-controlling interests							25	35	32	84	123	115
Other							36	17	6			
Sub-total							2,154	1,527	1,015	6,704	6,962	5,665
Equity investments							(303)	(88)	(42)	(351)	(392)	(331)
AngloGold Ashanti	**8.07**	**9.32**	**9.15**	**862**	**728**	**638**	**1,851**	**1,439**	**973**	**6,353**	**6,570**	**5,334**

[(1)] Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
Rounding of figures may result in computational discrepancies

OPERATIONS AT A GLANCE continued

Operation	Social performance			Employees		
	Community investment ($000)			Average number of employees (full time employees and contractors)		
	2012	2011	2010	2012	2011	2010
South Africa	(1) (5) 7,700	(1) (5) 3,670	(1) (5) 3,242	34,186	32,082	35,660
Vaal River						
Great Noligwa				3,063	2,967	3,315
Kopanang				6,014	5,892	5,938
Moab Khotsong				6,645	6,581	6,452
Tau Lekoa						2,737
Surface operations				1,147	745	374
Mine Waste Solutions				727		
West Wits						
Mponeng				6,262	5,788	5,778
Savuka				1,157	815	981
TauTona				4,472	4,507	4,609
Other				4,699	4,787	5,476
Continental Africa	13,341	13,502	8,047	16,621	16,539	15,761
Ghana						
Iduapriem	465	513	404	1,549	1,543	1,483
Obuasi	2,007	2,704	2,100	5,373	5,538	5,722
Ghana Corporate	70	47	1,300			
Guinea						
Siguiri (100%)	1,083	772	556	3,643	3,666	3,170
Mali						
Morila (40%)	198	48	214	319	328	356
Sadiola (41%)	472	304	429	783	756	726
Yatela (40%)	100	125	13	407	377	352
Namibia						
Navachab	201	54	133	953	790	687
Tanzania						
Geita	4,834	4,302	1,016	3,594	3,541	3,265
DRC						
Kibali	976	1,299	489			
Mongbwalu	2,935	3,335	1,393			
Australasia	464	276	456	494	509	494
Australia						
Sunrise Dam (2)	464	276	456	494	509	494
Americas	5,148	4,939	5,480	7,896	7,389	6,582
Argentina						
Cerro Vanguardia (100%)	1,520	2,067	1,602	1,884	1,644	1,242
Brazil						
AGA Mineração	813	791	791	4,239	3,825	3,426
Serra Grande (3)	719	268	831	1,081	1,339	1,268
Colombia	1,188	1,210	1,557			
United States						
Cripple Creek & Victor (4)	908	603	699	692	581	646
Other, including corporate and non-gold producing subsidiaries				6,625	4,723	3,549
Sub-total	26,653	22,387	17,225			
Equity investments	(1,746)	(1,775)	(1,145)			
AngloGold Ashanti	**24,907**	**20,611**	**16,080**	**65,822**	**61,242**	**62,046**

(1) Aggregated for all South African operations
(2) Includes Perth office
(3) Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
(4) Includes Denver office
(5) Includes corporate social investment expenditure

Operation	Environmental performance [1]											
	Energy usage (million GJ)			Water usage (ML)			GHG emissions (000tCO$_2$e)			Number of reportable environmental incidents		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
South Africa	11.64	11.68	12.37	23,833	18,821	20,896	3,132	3,079	3,419	10	12	10
Vaal River	6.08	6.09	6.76	19,332	13,572	15,587	1,599	1,574	1,812	10	10	1
Great Noligwa	0.86	0.91	0.96	1,933	1,653	1,932	247	262	274			
Kopanang	1.00	1.06	1.09	2,802	2,268	2,612	286	302	312			
Moab Khotsong	1.70	1.90	1.80	3,306	2,764	3,149	543	526	548			
Tau Lekoa			0.35			694			96			
Surface operations	2.31	2.22	2.56	6,707	6,888	7,198	479	484	582			
Mine Waste Solutions	0.21			4,584			56					
West Wits	5.56	5.58	5.61	4,501	5,249	5,309	1,533	1,505	1,607		2	9
Mponeng	3.06	3.03	3.03	2,393	2,783	2,913	833	781	856			
Savuka	0.74	0.70	0.60	709	729	761	208	191	177			
TauTona	1.76	1.86	2.01	1,399	1,737	1,635	504	534	575			
Continental Africa	12.13	11.51	11.30	24,875	27,114	24,432	978	938	950	5	14	16
Ghana												
Iduapriem	1.01	0.98	1.03	582	408	99	94	89	95	2		5
Obuasi	1.74	1.52	1.53	6,534	8,567	8,369	197	187	211	1	14	6
Guinea												
Siguiri	2.34	2.43	2.37	4,650	6,097	5,265	177	184	179			3
Mali												
Morila												
Sadiola	2.17	2.00	1.84	6,866	5,992	5,777	161	148	137	1		1
Yatela	0.70	0.62	0.53	1,578	1,036	744	52	46	39			
Namibia												
Navachab	0.75	0.59	0.54	989	1,043	1,080	43	31	28			
Tanzania												
Geita	3.43	3.35	3.46	3,675	3,970	3,101	254	253	261	1		1
Australasia	1.35	1.21	1.28	3,104	4,059	3,485	87	93	153	1	1	
Australia												
Sunrise Dam	1.35	1.21	1.28	3,104	4,059	3,485	87	93	153	1	1	
Americas	5.89	5.25	4.69	7,456	6,750	5,817	389	348	314			1
Argentina												
Cerro Vanguardia	1.60	1.48	1.37	923	939	1,057	111	103	95			1
Brazil												
AGA Mineração	1.35	1.18	1.04	4,213	3,174	2,691	29	25	23			
Serra Grande [2] (100%)	0.48	0.45	0.44	459	429	393	14	13	15			
United States												
Cripple Creek & Victor	2.46	2.13	1.83	1,860	2,207	1,676	235	207	181			
Other				634	139	30						
AngloGold Ashanti	31.00	30.49	30.63	59,901	56,883	54,660	4,586	4,468	4,835	16	27	27

[1] 100% of usage/emissions/environmental incidents reported for managed operations

[2] Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%

Rounding of figures may result in computational discrepancies

REVIEW OF OPERATIONS

In 2012, AngloGold Ashanti produced 3.94Moz of gold (2011: 4.33Moz) as well as 1.21Mlb of uranium (2011: 1.38Mlb) and 2.36Moz of silver (2011: 2.96Moz)

The group employed an average of 65,822 people for the year (2011: 61,242), made up of 47,829 permanent employees (73%) and 17,993 contractors (27%).

This review is presented in line with the way in which the operations and projects are managed, in the following regions:

- **South Africa** – operations in South Africa;

- **Continental Africa** – operations in Ghana, Guinea, Mali, Namibia and Tanzania and projects in the Democratic Republic of the Congo (DRC);

- **Americas** – operations in Argentina, Brazil and the United States and projects in Colombia; and

- **Australasia** – operation and project in Australia.

AngloGold Ashanti's projects and exploration activities are discussed in the sections beginning on pages 56 to 64 respectively.

For a more detailed account of operational performance, refer to the Operational Profiles 2012, available on our website at www.aga-reports.com.

Distribution of employees by region
(%)



South Africa	52
Continental Africa	25
Australasia	1
Americas	12
Corprate and other	10

AIFR by region
(per million hours worked)



Total cash costs by region
($/oz)



Contribution to gold production by region
(%)



South Africa	31
Continental Africa	39
Australasia	6
Americas	24

Contribution to gold income by region
(%)



South Africa	30
Continental Africa	39
Australasia	6
Americas	25

Capital expenditure by region
($m)



REVIEW OF OPERATIONS
South Africa

		Gold production (000oz)	Average number of employees
OPERATIONS			
1	**South Africa**		
	Vaal River		
	Great Noligwa	84	3,063
	Kopanang	164	6,014
	Moab Khotsong	162	6,645
	Surface operations	144	1,147
	Mine Waste Solutions [(1)]	28	727
	West Wits		
	Mponeng	405	6,262
	Savuka	37	1,157
	TauTona	189	4,472



REGIONAL PROFILE

AngloGold Ashanti's six deep level South African mines and surface operations are divided into two regions, Vaal River and West Wits.

Vaal River

The Vaal River mining operations in the South Africa Region are Great Noligwa, Kopanang and Moab Khotsong. These mines are located roughly 170km to 180km from Johannesburg in the vicinity of Orkney and Klerksdorp, near the Vaal River on the Free State-North West Province border. The three mines share a milling and treatment circuit.

- **Great Noligwa** is a mature operation. It adjoins Kopanang, in the Free State, and Moab Khotsong. The Vaal Reef, the operation's primary reef, and the Crystalkop Reef, a secondary reef, are mined from a twin-shaft system over eight main levels at an average depth of 2,400m. Given the geological complexity of the orebody at Great Noligwa, the pillar mining method is employed.

- **Kopanang** is located to the west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output, with uranium oxide produced as a by-product, from a single shaft system to a depth of 2,600m. It almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary Crystalkop Reef. Given the geological complexity of the orebody, scattered mining is used.

- **Moab Khotsong** is AngloGold Ashanti's newest gold mine in South Africa. Stoping operations began in November 2003, with the mine expected to reach full production in 2013. Given the geological complexity of the Vaal Reef, scattered mining is employed. The Zaaiplaats orebody in the Moab Khotsong lease area presents a significant growth opportunity and capital has been allocated to support its phased development.

- **Surface operation** (metallurgy) extracts gold from marginal ore dumps and tailings storage facilities on surface at various Vaal River and West Wits operations where there is more metallurgical capacity than reef mined. Uranium is produced as a by-product, as is backfill for use as support in mining operations. The surface operation includes the rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities. Although there is more than one surface operation they are technically reported as one.

[(1)] *On 20 July 2012, AngloGold Ashanti acquired First Uranium (Pty) Limited, which owns Mine Waste Solutions (MWS). MWS is a recently commissioned retreatment operation in South Africa's Vaal River area in the immediate vicinity of AngloGold Ashanti's own tailings facilities.*



Mike O'Hare
Executive Vice President
South Africa Region

REVIEW OF OPERATIONS continued

South Africa

West Wits

The West Wits operations are Mponeng, TauTona and Savuka. These three mines are situated southwest of Johannesburg, in the vicinity of the town of Carletonville, on the border between Gauteng and North West Province.

- **Mponeng**, the South Africa Region's flagship operation and the world's deepest gold mine, exploits the Ventersdorp Contact Reef (VCR) at depths of between 2,400m and 3,900m. The mine uses sequential-grid mining. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine's gold plant.
- **TauTona** lies on the West Wits Line. Mining takes place at depths of between 1,850m and 3,450m. The mine has a three-shaft system, supported by secondary and tertiary shafts, and is in the process of converting from longwall to scattered-grid mining.

  The change in mining method was necessitated by the increasingly complex geology being encountered and the unsuitability of the current method for mining through the Pretorius fault. This change is also expected to improve safety.
- **Savuka** exploits the Carbon Leader Reef (CLR) at depths of between 3,137m and 3,457m and the VCR at a depth of 1,808m. It shares a processing plant with neighbouring mine, TauTona.

The West Wits team conducted an investigation into the incorporation of Savuka, which is nearing the end of its working life, into either TauTona or Mponeng. Post year-end, the investigation concluded that the optimal, most efficient solution to accessing Savuka's remaining Ore Reserves would be via TauTona's infrastructure.

KEY PERFORMANCE INDICATORS

Production – South Africa
(000oz)



* Total production lost during the year as a result of the strike and the ramp-up to full production is estimated at 235,000oz.

Productivity – South Africa
(oz/TEC)



Total cash costs – South Africa
($/oz)



AIFR – South Africa
(per million hours worked)



Number of reportable environmental incidents – South Africa



South Africa – key statistics

	Units	2012	2011	2010
Operation				
Tonnes treated/milled	Mt	22.3	16.4	17.0
Pay limit	oz/t	0.40	0.54	0.53
	g/t	12.41	11.98	12.02
Recovered grade	oz/t	0.219	0.232	0.212
	g/t	7.50	7.95	7.28
Gold production	000oz	1,212	1,624	1,785
Total cash costs	$/oz	873	694	598
Total production costs	$/oz	1,097	910	809
Capital expenditure	$m	583	532	424
Productivity	oz/TEC	4.19	5.85	5.63
Safety				
Number of fatalities		11	9	10
AIFR	per million hours worked	13.24	15.57	16.69
People				
Average no of employees: Total		34,186	32,082	35,660
Permanent employees		29,740	28,176	31,723
Contractors		4,446	3,906	3,937
Environment				
Total water consumption	ML	23,833	18,821	20,896
Total water usage intensity	kL/oz	19.66	11.60	11.70
Total energy usage	million GJ	11.64	11.68	12.37
Total energy intensity	GJ/oz	9.59	7.19	6.93
Total greenhouse gas (GHG) emissions	$000tCO_2e$	3,132	3,079	3,419
Total GHG emissions/oz	tCO_2e/oz	2.58	1.90	1.92
Cyanide [1] used	t	6,129	3,913	4,575
No. of reportable environmental incidents		10	12	10
Rehabilitation liabilities: Total	$m	148.8	154.8	184.4
Restoration	$m	43.7	73.7	90.6
Decommissioning	$m	105.1	81.1	93.8
Community				
No. of reportable community incidents		2	–	–
Community expenditure [2]	$000	7,700	3,670	3,242
Payments to government	$m	251	313	199
Dividends	$m	–	–	–
Taxation	$m	81	102	38
Withholding tax (royalties, etc)	$m	29	71	35
Other indirect taxes and duties	$m	1	–	–
Employee taxes and other contributions	$m	131	132	117
Property tax	$m	3	3	3
Other (includes skills development)	$m	6	5	6

[1] International Cyanide Code compliance – certification date: The South Africa operations were certified in 2007, and recertified in 2010.
[2] Includes corporate social investment expenditure

REVIEW OF OPERATIONS continued

South Africa

Performance in the South Africa Region in 2012

Safety and health	Regrettably, there were 11 fatalities in 2012 (2011: 9). The number of fatalities remains of serious concern to the company. TauTona achieved 4 million fall-of-ground fatality free shifts in November and Kopanang achieved 1 million fatality free shifts in December, both notable achievements. For the region as a whole, an all injury frequency rate of 13.24 per million hours worked was reported as compared to 15.57 in 2011.
Production	The South Africa Region milled 22.3Mt of ore in 2012, up by 36% on the previous year, primarily due to the acquisition of Mine Waste Solutions, effective 20 July 2012. The Vaal River operations accounted for 582,000oz (48%) of the South Africa Region's production and the West Wits operations for 631,000oz (52%). Combined, this was equivalent to 31% of group production. In addition, the Vaal River operations produced 1.21Mlb of uranium as a by-product.
	Total cash costs for the South Africa region were $873/oz, compared with $694/oz in 2011. Mponeng, with a cash cost of $639/oz, was the lowest cost producer in the region with Great Noligwa, which is approaching the end of its operating life, being the highest at $1,226/oz. Cost increases were largely influenced by reduced production, and higher wages and input prices (energy and fuel). The primary cost components in 2012 were: labour $363/oz; consumables $253/oz; services $68/oz; and other inputs $189/oz.
	The operating environment in South Africa remained challenging, with safety-related stoppages continuing to be disruptive, especially in the first half of the year. An industry-wide strike which started in the third quarter and continued into the fourth quarter, halted all mines and plants in South Africa for about six weeks. The total loss of production as a result of the strike and the slow ramp-up to full production, necessitated by geotechnical concerns resulting from the stoppage, was about 235,000oz. Seismic activity at the West Wits operations was also problematic and geological limitations, coupled with lower mining grades at the Vaal River operations and above-inflation cost pressure, presented an ongoing challenge.
Capital expenditure	Capital expenditure in the South Africa Region totalled $583m, an increase of 9.6% on the $532m spent in 2011. The bulk of this was spent at Mponeng ($194m), Moab Khotsong ($159m), Kopanang ($93m) and TauTona ($73m). This brings total capital expenditure in the region over the past five years to $2.27bn.
People	The South Africa operations employed an average of 34,186 people during the year (2011: 32,082), of whom 4,446 (13%) were contractors and 29,740 (87%) permanent employees. This was equivalent to 52% of the group's total workforce. Productivity per employee for the year was 4.19oz/TEC (2011: 5.85oz/TEC) – the lowest in the group – a function of work stoppages, decreasing grades and the increasing labour intensity of deep level underground mining operations in South Africa.
	Roll-out of the Simunye safety and productivity training programme, which began in May 2011, continued. Simunye, which was designed for production crews and supervisors, aims to promote cohesive team work in support of business objectives. By year-end, 67% of all stoping crews and 5% of all development crews in the region had received Simunye team training. Crew performance is monitored continuously to determine the efficacy of the programme. Indications are that the Simunye programme has resulted in improved safety performance, face advancement, volumes mined and sweepings.

Performance in the South Africa Region in 2012

Communities AngloGold Ashanti continues to meet the targets set in its Social and Labour Plans (SLPs). The region has developed a framework to address the socio-economic focus areas within and outside of the business over a three-year period. This involves partnerships with government as well as with social and industry stakeholders to address economic gaps created as the operations mature and production declines. Good progress was made with the group's housing and accommodation programme – $10m was invested on this in 2012, and conversion of all housing units to single or family accommodation is expected to be completed in 2013.

Environment The reduction in reportable environmental incidents in 2010 and 2011 was maintained in 2012, with most of these incidents in 2012 taking place at the newly acquired MWS operations. Since taking ownership of MWS in July 2012, considerable resources have been dedicated to ensuring this long-life asset meets AngloGold Ashanti's rigorous environmental operating standards. The potential for inter-mine flooding and water legacy issues continued to be environmental challenges.

Similarly, access to land and land use are of critical importance, for exploration and mining as well as ancillary infrastructure. The issue of biodiversity has also become increasingly prominent.

Mineral Resource and Ore Reserve At 31 December 2012, AngloGold Ashanti had a total attributable Mineral Resource (inclusive of the Ore Reserve) in South Africa of 98.60Moz (2011: 97.63Moz) and a total attributable Ore Reserve of 31.56Moz (2011: 32.43Moz), equivalent to 41% and 43% respectively of the group's Mineral Resource and Ore Reserve.

Growth Notable progress was made with the Mponeng deepening below 120 level project, which will extend Mponeng's life of mine. The first phase of this project, which accesses the VCR, is on track to begin production in April 2014. Phase 2, which will access the CLR below the 120 level, was approved by the AngloGold Ashanti board in March 2012. Infrastructure development is under way with production from the second phase scheduled to begin in 2016.

The Moab Khotsong business plan, without growth projects, is expected to produce some 3Moz of gold until 2023. Zaaiplaats will provide an additional approximately 4.8Moz, extending the mine's life and serving as a gateway for opportunities beyond the initial target block. Phase 1 of the Zaaiplaats project, approved in July 2010 and currently in implementation, is dedicated to establishing the infrastructure for Phase 2, which will create a drilling platform to increase geological confidence within the greater Zaaiplaats orebody while providing some initial gold production. Phase 2 will realise approximately 558,000oz of gold. Phase 3 is currently in prefeasibility study phase. A full feasibility study, to begin in the first quarter of 2013 and to run for about a year, includes various options of accessing the orebody through either Moab Khotsong or Kopanang, while accessing other mining blocks adjacent and contiguous to Project Zaaiplaats.

Outlook* In 2013, production is expected to be between 1.331Moz and 1.429Moz at a total cash cost of between $777/oz and $805/oz. Capital expenditure of around $506m is planned, mainly on projects at Mponeng and Moab Khotsong.

The current two-year wage agreement expires in June 2013 and, following the recent strike, new wage negotiations have been brought forward and are expected to begin in May 2013. Given that there is a new and significant union in place, the Associated Miners and Construction Union (AMCU), AngloGold Ashanti expects a challenging set of negotiations. AngloGold Ashanti has committed to working with all representatives and employee associations to build relationships.

* AngloGold Ashanti may not be able to reach these targets. Refer to the "Forward-looking statements" on page 1 of this report, to the section entitled "Understanding and mitigating our risks" on page 24 of this report, and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports", which is available on AngloGold Ashanti's online corporate report website, www.aga-reports.com.

REVIEW OF OPERATIONS

Continental Africa

		Attributable gold production (000oz)	Average number of employees
OPERATIONS			
1	**Ghana**		
	Iduapriem	180	1,549
	Obuasi	280	5,373
2	**Guinea**		
	Siguiri	247	3,643
3	**Mali**		
	Morila	81	319
	Sadiola	100	783
	Yatela	29	407
4	**Namibia**		
	Navachab	74	953
5	**Tanzania**		
	Geita	531	3,594



REGIONAL PROFILE

There are eight mining operations in five countries in our Continental Africa Region.

Ghana

In Ghana, AngloGold Ashanti currently has two wholly owned and managed operations, Obuasi and Iduapriem. They were acquired following a merger between the former AngloGold Limited of South Africa and Ashanti Goldfields Company Limited of Ghana in 2004.

- The **Iduapriem** mine comprises the Iduapriem and Teberebie properties in a 110km² concession. Iduapriem is located in the Western Region of Ghana, some 70km north of the coastal city of Takoradi and 10km southwest of the Tarkwa mine. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.
- **Obuasi** is located in the Ashanti Region of Ghana, approximately 60km south of Kumasi. Mining operations are primarily underground, to a depth of 1.5km. Some surface mining in the form of open-pit and tailings reclamation occurs.

Obuasi currently treats sulphide ores from underground at the south plant, following the decommissioning of the tailings treatment plant in October 2010. The south plant also treats sulphide tailings and has a monthly capacity of 360,000t.



Richard Duffy
Executive Vice President
Continental Africa Region

Guinea

Siguiri, a multiple open-pit oxide gold mine, is AngloGold Ashanti's sole operation in the Republic of Guinea. AngloGold Ashanti holds an 85% interest in Siguiri with the remaining interest held by the Government of Guinea.

- **Siguiri** mine covers a concession area of 1,500km^2 in the relatively remote district of Siguiri, around 850km northeast of the country's capital Conakry. The area, which has significant potential for gold mining, has long been an area of traditional artisanal mining. Local economic activity is closely connected to gold mining. Conventional mining is undertaken by contractors in multiple open-pits using conventional techniques. On surface, Siguiri's gold processing plant treats about 30,000t daily.

Mali

AngloGold Ashanti currently has interests in three gold mining operations in southern and southwestern Mali:

- **Morila** is a joint venture between AngloGold Ashanti and Randgold Resources (which manages the mine) in which each has a 40% interest. The Government of Mali owns the remaining 20%. Morila is situated 180km southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an up-front gravity section to extract the free gold, has an annual throughput capacity of 4.3Mt. With the depletion of the orebody and the conclusion of mining in 2009, operations here currently involve processing of the remaining stockpile which stood at 5Mt (marginal ore and marginal waste) as at year-end.

- **Sadiola** is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%). The Government of Mali owns the remaining 18%. The Sadiola mine is situated in southwestern Mali, some 77km south-southwest of the regional capital Kayes. Mining activities take place in five open-pits. On-site surface infrastructure includes a 4.9Mt per annum carbon-in-leach (CIL) gold plant where the ore is eluted and smelted. Sadiola's future lies in the expansion of the Sadiola main pit and a new plant.

- **Yatela** is 80% owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40% stake. The balance of 20%

is owned by the Government of Mali. Yatela is situated in southwestern Mali, some 25km north of Sadiola and approximately 50km south-southwest of the regional capital Kayes. Ore extraction has been conducted from a number of pits, in which mining in most of these pits has been completed. For the remaining life of the mine, the focus will be on a final cutback in the Yatela Main pit as well as a new pit north of the Yatela Main pit. The ore mined is treated on heap-leach pads together with carbon loading. The carbon is then transported to Sadiola for elution and smelting.

Namibia

AngloGold has one wholly owned mining operation, Navachab, in Namibia.

- The **Navachab** gold mine is situated near the town of Karibib some 170km northwest of the capital Windhoek and 171km inland of the town of Swakopmund on the southwest coast of Africa. Navachab, which began operations in 1989, is an open-pit mine with a 120,000t per month processing plant consisting of crushing, milling, carbon-in-pulp (CIP) and electro-winning facilities.

Tanzania

AngloGold Ashanti has one wholly owned operation in Tanzania, Geita, the largest single gold mining operation within the group.

- **Geita** is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza Region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposit is mined as a multiple open-pit operation with underground potential and is currently serviced by a 5.2Mt per annum CIL processing plant. While Geita generates its own power, the operation of its power generating facility is outsourced, and fuel is delivered by road.

Exploration

AngloGold Ashanti also has an active greenfield exploration programme, principally in the DRC, focused on the Mongbwalu concession and Kibali, a joint venture with Randgold Resources and the DRC government. Refer to page 64 for more information on the programme in Continental Africa. This is in addition to brownfield exploration conducted at and around existing operations. See page 67.

REVIEW OF OPERATIONS continued

Continental Africa

KEY PERFORMANCE INDICATORS

AIFR – Continental Africa
(per million hours worked)



Production – Continental Africa
(000oz)



Productivity – Continental Africa
(oz/TEC)



Total cash costs – Continental Africa
($/oz)



Number of reportable environmental incidents – Continental Africa



Continental Africa – key statistics

	Units	2012	2011	2010
Operation				
Tonnes treated/milled	Mt	27.8	26.3	25.7
Pay limit	oz/t	0.041	0.036	0.040
	g/t	1.273	1.235	1.371
Recovered grade	oz/t	0.055	0.055	0.052
	g/t	1.70	1.87	1.79
Gold production	000oz	1,521	1,570	1,492
Total cash costs	$/oz	905	765	712
Total production costs	$/oz	1,111	987	867
Capital expenditure	$m	790	420	234
Productivity	oz/TEC	10.97	11.41	11.24
Safety				
Number of fatalities		5	3	5
AIFR	per million hours worked	2.26	3.03	5.26
People				
Average no of employees: Total		16,621	16,539	15,761
Permanent employees		10,014	9,783	9,684
Contractors		6,607	6,756	6,077
Environment				
Total water consumption	ML	24,875	27,114	24,432
Total water usage intensity	kL/oz	14.88	15.66	14.34
Total energy usage	million GJ	12.13	11.51	11.30
Total energy intensity	GJ/oz	7.25	6.65	6.63
Total greenhouse gas (GHG) emissions	$000tCO_2e$	978	938	950
Total GHG emissions/oz	tCO_2e/oz	0.59	0.54	0.56
Cyanide* used	t	14,065	14,219	12,797
No. of reportable environmental incidents		5	14	16
Rehabilitation liabilities: Total	$m	427.5	364.3	231.2
Restoration	$m	275.1	238.5	137.5
Decommissioning	$m	152.4	125.8	93.6
Community				
Community expenditure	$000	13,341	13,502	8,047
Payments to government	$m	550	482	398
Dividends	$m	49	68	83
Taxation	$m	239	191	112
Withholding tax (royalties, etc)	$m	149	128	80
Other indirect taxes and duties	$m	38	26	36
Employee taxes and other contributions	$m	59	54	52
Property tax	$m	6	4	19
Other (includes skills development and export taxes)	$m	10	11	16

* Cyanide Code compliance: Sadiola and Yatela were certified in 2009. Navachab and Siguiri were certified in 2010.

REVIEW OF OPERATIONS continued

Continental Africa

Performance in Continental Africa in 2012

Safety	Regrettably, five people lost their lives in occupational accidents during 2012 (2011: 3), at Obuasi (2) and Iduapriem (1) in Ghana, at Geita (1) in Tanzania and at Mongbwalu (1) in the DRC. The all injury frequency rate for the region improved to 2.26 per million hours worked in 2012 from 3.03 in 2011. Full investigations into the fatal accidents have been conducted and the necessary steps taken to mitigate their re-occurrence.
Production	Combined gold production from these operations decreased to 1.52Moz in 2012 (2011: 1.57Moz), equivalent to 39% of group production. The most significant contributors to the region's production were Geita (35%), Obuasi (18%), Siguiri (16%) and Iduapriem (12%).
	Total cash costs rose by 18% to $905/oz, (2011: $765/oz), largely as a result of poor performance at Obuasi, where the development contractor was replaced during the fourth quarter; and rising costs at Sadiola, where recoveries have suffered as mining moves from oxide to sulphide ore.
Capital expenditure	Total capital expenditure for the region was $790m (2011: $420m), an increase of 88%. The bulk of this was spent at Obuasi ($185m) and Kibali ($263m).
People	The region employed an average of 16,621 people in 2012 (2011: 16,539 people) made up of 10,014 (60%) permanent employees and 6,607 (40%) contractors. The average level of productivity for the region was 10.97oz/TEC, with productivity the highest at Morila (35.72oz/TEC) and Geita (19.20oz/TEC) mines.
	One of the consequences of the potential instability in Mali was its effect on employee morale: staff worked under difficult conditions in addition to being concerned for their families who were evacuated from site. These conditions continue to have an impact on the workforce and our ability to attract and retain appropriate skills.
Communities	Among the critical concerns in the region are social issues arising from heightened community expectations and artisanal and small-scale mining (ASM), as well as security incidents.
	The Ajopa resettlement programme at Iduapriem in Ghana has been approved by the Environmental Protection Agency, and has since been followed by a risk workshop to ensure a successful outcome for all stakeholders and the community in particular.
Environment	One of the most significant challenges in this region in recent years has been the management of water, particularly in respect of legacy issues. The completion of a new tailings dam at Iduapriem and commissioning of two water treatment plants at Obuasi in Ghana has significantly improved water management, and enabled the mine to comply with permitting frameworks.
Mineral Resource and Ore Reserve	The total attributable Mineral Resource (inclusive of the Ore Reserve) associated with the mining operations in Continental Africa totalled 73.01Moz at year-end (2011: 76.50Moz), with an attributable Ore Reserve of 27.59Moz (2011: 28.02Moz). This amounts to 30% of the group's Mineral Resource and 37% of its Ore Reserve.
Growth	The immediate growth in the Continental Africa region is from the 45% interest in the Kibali joint venture which is in development and is forecast to pour gold in early 2014. In the case of Obuasi, investigations have begun into a new surface decline down to the 50 level to access Obuasi Deeps. Open-pit mining has already started at the Sibi pit. Again some economies of scale are expected from the use of the existing tailings storage facility (TSF), which is stable and has adequate capacity up to 2018.
	The Sadiola Sulphide Project (SSP) was delayed by military action in Mali during the year. Critical to its progress was the conclusion of a power purchase agreement in November. The SSP will provide the operation with access to deeper more conformable sulphide material and will also absorb some skills and expertise from the Yatela operation, as it reaches the end of its life.
Outlook*	In 2013, production is expected to be between 1.375Moz and 1.476Moz at a total cash cost of between $911/oz and $945/oz. Capital expenditure of around $722m is planned, mainly on capital expansion projects.

*   *AngloGold Ashanti may not be able to reach these targets. Refer to the "Forward-looking statements" on page 1 of this report, to the section entitled "Understanding and mitigating our risks" on page 24 of this report, and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports", which is available on AngloGold Ashanti's online corporate report website, www.aga-reports.com.*

REVIEW OF OPERATIONS

Australasia

	Gold production (000oz)	Average number of employees
OPERATIONS		
1 **Australia**		
Sunrise Dam	258	494



REGIONAL PROFILE

AngloGold Ashanti's Australasian assets comprise the wholly owned Sunrise Dam and the 70% owned Tropicana Gold Project (see Project section of this report) which was under construction during 2012.

- **Sunrise Dam** is located in the northern goldfields of Western Australia, 220km northeast of Kalgoorlie and 55km south of Laverton. The mine will transition from a combined open pit and underground operation to solely underground mining during 2013. Mining is conducted by contractors and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is owner-managed.

KEY PERFORMANCE INDICATORS

AIFR – Australasia
(per million hours worked)





Graham Ehm
Executive Vice President
Australasia Region

Production – Australasia
(000oz)



Total cash costs – Australasia
($/oz)



Productivity – Australasia
(oz/TEC)



Number of reportable environmental incidents – Australasia



REVIEW OF OPERATIONS continued
Australasia

Australasia – key statistics

	Units	2012	2011	2010
Operation				
Tonnes treated/milled	Mt	3.4	3.6	3.6
Pay limit	oz/t	0.08	0.10	0.14
	g/t	2.42	3.00	4.32
Recovered grade	oz/t	0.070	0.063	0.099
	g/t	2.39	2.16	3.40
Gold production	000oz	258	246	396
Total cash costs	$/oz	1,211	1,431	982
Total production costs	$/oz	1,347	1,622	1,065
Capital expenditure	$m	355	102	40
Productivity	oz/TEC	43.46	38.93	66.77
Safety				
Number of fatalities		–	–	–
AIFR	per million hours worked	6.33	18.11	13.10
People				
Average no of employees: Total		494	509	494
Permanent employees		110	101	93
Contractors		384	408	401
Environment				
Total water consumption	ML	3,104	4,059	3,485
Total water usage intensity	kL/oz	12.05	16.48	8.8
Total energy usage	million GJ	1.35	1.21	1.28
Total energy intensity	GJ/oz	5.24	4.90	3.23
Total greenhouse gas (GHG) emissions	$000tCO_2e$	87	93	153
Total GHG emissions/oz	tCO_2e/oz	0.34	0.38	0.39
Cyanide* used	t	1,331	1,379	1,444
No. of reportable environmental incidents		1	1	–
Rehabilitation liabilities: Total	$m	61.5	42.0	38.2
Restoration	$m	26.8	27.8	28.2
Decommissioning	$m	34.7	14.2	10.0
Community				
Community expenditure	$000	464	276	456
Payments to government	$m	88	122	28
Dividends	$m	–	–	–
Taxation	$m	47	81	(2)
Withholding tax (royalties, etc)	$m	11	10	12
Other indirect taxes and duties	$m	–	–	–
Employee taxes and other contributions	$m	30	31	18
Property tax	$m	–	–	–
Other	$m	–	–	–

* *International Cyanide Code compliance: Sunrise Dam was certified in 2007 and recertified in 2010.*

Performance in the Australasia Region in 2012

Safety and health	Safety performance continued to be an area of focus with no fatalities reported. The AIFR improved to 6.33 per million hours worked (2011:18.11).
Production	Production from Australasia rose by 5% to 258,000oz in 2012 as operations at Sunrise Dam recovered from flood-related disruption (excessive rainfall, pit flooding and pit-wall failure) the previous year. Total cash costs decreased by 15% to $1,211/oz (2011: $1,431/oz) as volumes rose. This represents a decrease of 16% in local currency to A$1,171/oz (2011:A$1,386/oz). An insurance payout of A$30 million related to the 2011 pit wall failure was offset against cash costs in 2012. Cash costs during the year were also positively impacted by improved grades from the North Wall Cutback area of the pit. The region contributed 6% to group production in 2012.
Capital expenditure	Total capital expenditure at Sunrise Dam was $35m. This was spent on ore reserve development and improvements to underground dewatering capacity. This amount excludes expenditure at Tropicana of $315m.
People	A total of 494 people (2011: 509 people), 110 (22%) permanent employees and 384 contractors (78%) were employed at Sunrise Dam in 2012. Productivity continued to be high, reporting 43.46oz/TEC in 2012 (2011: 38.93oz/TEC), the highest level in the group.
	Skills shortages remain an area of concern in the region and are a driver of high employee turnover and costs. Efforts have been made to extend employment to local indigenous people and the community engagement team works closely with the human resources department to generate training and employment opportunities, address employee retention, mentor and support, and to provide supervision and leadership. The frontline supervisor programme now incorporates a module on skills sets for the supervision of indigenous employees. A further outreach education programme has been developed to help indigenous peoples' families adjust to their lifestyles changes.
Communities	A community engagement team was established during the year to build capacity among local suppliers and generate more local employment initiatives. A review of the supply chain process and local small and medium enterprises (SME) programmes is progressing. These enterprises will be provided with a toolkit to help them engage with the company. Contract implementation is a particular area of focus for local entrepreneurs.
Environment	Energy is becoming a challenging global factor and Sunrise Dam is participating in a regional plan to integrate renewable energy sources such as gas, wind, solar thermal, biomass and solar panels, so reducing its reliance on non-renewable energy and lessening AngloGold Ashanti's carbon footprint. Australia has taken a firm stance on environmental legislation and has imposed stricter emission limits and carbon pricing mechanisms. The Clean Energy Future Scheme, which came into effect from July 2012, introduced a carbon pricing scheme to regulate carbon emissions. AngloGold Ashanti will be required to pay A$23/t of CO_2 generated. This is due to increase by A$2.5/t annually until 2015, from when it will be controlled by a market trading scheme. AngloGold Ashanti is actively engaging with the Australian government on the balancing of profitable business practices with responsible environmental strategies to overcome these adverse factors.
Mineral Resource and Ore Reserve	At the end of 2012, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Australasia Region was 8.34Moz (2011: 7.45Moz) and the attributable Ore Reserve, 3.91Moz (2011: 4.26Moz). This makes up around 3% and 5% of the group's Mineral Resource and Ore Reserve respectively. The Mineral Resource for Tropicana grew by 1Moz at year end to 5.52Moz.
Growth	Attributable production for the region will increase to an annualised rate of more than 600,000 oz by the end of 2013 as Tropicana comes on stream. Mining of the Crown Pillar from the base of the Sunrise Dam pit will contribute high-grade ore to mill feed as the operation focuses on lifting underground ore production rates over 2Mtpa. Brownfields drilling at Sunrise Dam is targeting extensions to the Vogue discovery located below the currently mined Cosmo and adjacent Dolly underground domains. Vogue remains open along strike and at depth and offers an opportunity for either extensive bulk or selective mining close to existing underground mine infrastructure. At Tropicana a prefeasibility study to examine the potential open pit and underground development options at Havana Deeps is expected to be completed in the second half of 2013. At this time the Ore Reserve for the mine will be updated.
Outlook*	In 2013, attributable production is expected to be between 0.417Moz and 0.447Moz at a total cash cost of between $949/oz and $984/oz. Capital expenditure of around $320m is planned.

* *AngloGold Ashanti may not be able to reach these targets. Refer to the "Forward-looking statements" on page 1 of this report, to the section entitled "Understanding and mitigating our risks" on page 24 of this report, and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports", which is available on AngloGold Ashanti's online corporate report website, www.aga-reports.com.*

REVIEW OF OPERATIONS
Americas

	Attributable gold production (000oz)	Average number of employees (100% basis)
OPERATIONS		
1 Argentina		
Cerro Vanguardia	219	1,884
2 Brazil		
AGA Mineração	388	4,239
Serra Grande	98	1,081
3 United States		
Cripple Creek & Victor	247	692

REGIONAL PROFILE

The Americas Region is an important growth area for AngloGold Ashanti, with operations in Argentina, in Brazil, and in the United States.

Argentina

- AngloGold Ashanti has a 92.5% stake in **Cerro Vanguardia**, the company's sole operation in Argentina, with Fomicruz (the province of Santa Cruz) owning the remaining 7.5%.

Located to the northwest of Puerto San Julián in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open-pits with high stripping ratios. Shallow underground mining began in 2010 to access high-grade material and accounts for about 19% of current production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, produced as a by-product. The metallurgical plant has a daily capacity of 3,000t and includes a cyanide recovery facility.

Brazil

- **AngloGold Ashanti Córrego do Sítio Mineração** (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítio complexes. The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants.

In operation for 26 years, the Cuiabá complex is principally a cut-and-fill mine accessed by ramp and shaft. Lamego is a new underground mine that exploits sulphide ore. Ore from the Cuiabá and Lamego mines is processed in the gold plant at the Cuiabá complex. The concentrate produced is then transported 15km by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and



refining occur. Total annual capacity of the complete circuit is 1.7Mt and recoveries of 93% are achieved.

The Córrego do Sítio operation comprises one surface (oxide) and two underground (sulphide) mines, as well as a heap leach pad and sulphide plant. The latter, originally acquired from Eldorado late in 2008, was refurbished and brought into operation in January 2012.



Ron Largent
Executive Vice President, Americas Region

- **Serra Grande** is located in central Brazil, in the state of Goiás, about 5km from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III, Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open-pit on the outcrop of the Mina III orebody. One dedicated metallurgical plant treats all ore mined. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.15Mt. During the year, AngloGold Ashanti increased its holding in Serra Grande from 50% to 100%.

United States

- AngloGold Ashanti holds a 100% interest in **Cripple Creek & Victor** (CC&V) Gold Mining Company's Cresson mine, located in the state of Colorado. A surface mining operation provides ore to a crusher and valley leach facility, one of the largest in the world. Production from the mine life extension (MLE1) project, which involved expanding capacity at the heap-leach pad, began in 2011 and is expected to continue until 2016 at current mining rates. A further life extension and production expansion project (MLE2) was approved in 2012 and production is expected to increase to more than 375,000oz from 2015.

Exploration projects

Two advanced exploration projects currently underway in Colombia are Gramalote and La Colosa projects – see pages 61 – 62 for further details.

Extensive exploration activities are being conducted in the region by either AngloGold Ashanti teams or together with joint venture partners, in Canada, Brazil and Argentina. See page 64 for further details.

KEY PERFORMANCE INDICATORS

AIFR – Americas
(per million hours worked)



Production – Americas
(000oz)



Productivity – Americas
(oz/TEC)



Total cash costs – Americas
($/oz)



Number of reportable environmental incidents – Americas



REVIEW OF OPERATIONS continued

Americas

Americas – key statistics

	Units	2012	2011	2010
Operation				
Tonnes treated/milled	Mt	25.7	23.6	23.8
Pay limit	oz/t	0.024	0.026	0.025
	g/t	0.822	0.891	0.843
Recovered grade	oz/t	0.034	0.034	0.034
	g/t	1.16	1.15	1.17
Gold production (attributable)	000oz	953	891	842
Total cash costs	$/oz	683	528	432
Total production costs	$/oz	921	765	615
Capital expenditure (100%)	$m	390	456	311
Productivity	oz/TEC	17.47	20.70	22.44
Safety				
Number of fatalities		1	2	–
AIFR	per million hours worked	4.34	6.33	5.66
People				
Average no of employees: Total (100% basis)		7,896	7,389	6,582
Permanent employees		5,509	5,273	4,737
Contractors		2,387	2,116	1,845
Environment				
Total water consumption	ML	7,456	6,750	5,817
Total water usage intensity	kL/oz	7.45	6.92	6.22
Total energy usage	million GJ	5.89	5.25	4.69
Total energy intensity	GJ/oz	5.88	5.39	5.02
Total greenhouse gas (GHG) emissions	$000tCO_2e$	389	348	314
Total GHG emissions/oz	tCO_2e/oz	0.39	0.36	0.34
Cyanide* used	t	5,807	4,795	4,531
No. of reportable environmental incidents		–	–	1
Rehabilitation liabilities: Total	$m	249.5	230.3	135.2
Restoration	$m	211.9	192.3	102.6
Decommissioning	$m	37.6	38.0	32.6
Community				
Community expenditure	$000	5,148	4,939	5,480
Payments to government	$m	356	302	219
Dividends	$m	10	7	6
Taxation	$m	146	121	77
Withholding tax (royalties, etc)	$m	44	33	24
Other indirect taxes and duties	$m	10	11	6
Employee taxes and other contributions	$m	94	83	68
Property tax	$m	3	3	3
Other (includes export taxes)	$m	49	44	35

* International Cyanide Code compliance: CC&V was certified in 2007 and recertified in 2010; Córrego do Sítio and Queiroz (AGA Mineraçâo) and Serra Grande were certified in 2009 and recertified in 2012. Cerro Vanguardia was certified in 2011.

Performance in the Americas Region in 2012

Safety and health	Regrettably, there was a fatal accident at the Cerro Vanguardia mine in January 2012, the first fatal accident at this mine since July 2002. The all injury frequency rate for the region improved to 4.34 per million hours worked.
Production	Combined production from the operations in this region increased by 7% to 953,000oz (2011: 891,000oz) in 2011. These operations now contribute about 24% towards group production (2011: 21%). The increase in total cash costs was largely a result of inflationary effects in all countries, especially Argentina; lower by-product credits in Argentina and Brazil; higher costs for equipment maintenance and some contract and technical services in Argentina and the United States; and higher labour and operational development costs in Brazil. The Americas Region had the lowest regional cost within AngloGold Ashanti with CC&V ($638/oz) and Cerro Vanguardia($640/oz) being the lowest and third lowest respectively of all group operations.
Capital expenditure	Capital expenditure was largely invested in the implementation of various projects such as the Córrego do Sítio Sulphide project in Brazil (14%), the MLE/MLE2 projects in the United States (22%), and the heap leaching project in Argentina (5%). Ore Reserve development in Argentina and Brazil (19%), exploration (6%) and other stay-in-business expenditure (32%) complete the balance of the capital investments in the region.
People	An average of 7,896 people in total were employed in the region during the year, 7% more than the 7,389 people employed in 2011. This number was made up of 5,509 (70%) permanent employees and 2,387 (30%) contractors. This figure excludes the more than 1,200 people employed in Colombia and at the greenfield operations in the region. The Americas Region employs around 12% of group employees. Productivity at these operations is relatively high, at 17.47oz/TEC in 2012 (2011: 20.70oz/TEC).
Communities	Social issues arising from heightened community expectations and ASM, as well as ongoing concerns for security in Colombia are areas of concern for this region.
Environment	AGA Mineração won the Environmental Management Award presented by the state of Minas Gerais. Severe drought again had a significant impact on production at CC&V during the year. Water management and permitting continued to be a challenge in Colombia.
Mineral Resource and Ore Reserve	At the end of 2012, the total attributable Mineral Resource (inclusive of Ore Reserve) for the Americas Region, was 61.59Moz (2011: 49.29Moz) and the attributable Ore Reserve, 11.01Moz (2011: 10.89Moz). This makes up around 25% and 15% of the group's Mineral Resource and Ore Reserve respectively.
Growth	Plans are under way to increase production from the Americas Region. At the Brazilian operations, the Córregio do Sítio sulphide project at AGA Mineração is scheduled to reach full production in 2013, with optimisation programmes to be introduced at the Cuiabá and Lamego operations. In the United States at CC&V, following approval of the second mine life extension project, development has begun.
Outlook*	In 2013, production is expected to be between 0.977Moz and 1.048Moz, at a total cash cost of between $669/oz and $694/oz. Capital expenditure of around $503m is planned, mainly on the implementation of MLE2 in the United States (35%), ore reserve development in Argentina and Brazil (16%) and other stay-in-business items.

* *AngloGold Ashanti may not be able to reach these targets. Refer to the "Forward-looking statements" on page 1 of this report, to the section entitled "Understanding and mitigating our risks" on page 24 of this report, and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports", which is available on AngloGold Ashanti's online corporate report website, www.aga-reports.com.*

REVIEW OF PROJECTS

AngloGold Ashanti's future relies on projects, the most advanced of which are located in Continental Africa, Australasia and the Americas regions.

Location of projects



PROJECTS

In addition to the Mponeng Below 120 project, CC&V's MLE2 extension, and the Zaaiplaats project at Moab Khotsong, other growth projects are:

**Continental Africa: Democratic
Republic of the Congo (DRC)**

1   Kibali

2   Mongbwalu

Australasia: Australia

3   Tropicana

Americas: Colombia

4   Gramalote

5   La Colosa

CONTINENTAL AFRICA: KIBALI, DRC

Description: The Kibali greenfields project is currently in the development and construction phase, after receiving board approval in May 2012. Pre-development work began in early 2011 and first gold production is anticipated in late 2013. The Kibali mine will comprise an integrated open-pit and underground mining operation, feeding a larger 6Mtpa processing plant which will include a full flotation section for treating sulphide ore. The complex will ultimately be supplied by four hydropower stations supported by thermal power during low rainfall periods and as back-up. The core capital programme is scheduled to run over the next four years. The development and construction of Kibali has been divided into two phases:

- Phase 1 includes the initial open-pit operations, metallurgical plant, the first phase of the tailings storage facility, the first of the hydropower stations, the back-up power plant and all shared infrastructure.
- Phase 2 extends over the entire four-year period, and focuses mainly on the development of the underground mine, including a twin decline and vertical shaft system.

Location: Kibali lies in the northeastern area of the DRC, adjacent to the town of Doko, a staging point for the project and some 9km from the town of Watsa and 180km by road from Arua, on the Ugandan border.

Ownership structure: Joint venture between AngloGold Ashanti (45%), Randgold Resources (45%) with Société des Mines d'Or de Kilo-Moto (SOKIMO), a state-owned gold company owning the balance. Randgold Resources is the operator and project manager.

Salient features

Board approval	May 2012
Estimated annual gold production	600,000oz (8.7Moz over mine life)
Estimated life of project	18 years
Average operating cost	$763/oz
Estimated capital expenditure – project	$1,963m over mine life
Metallurgical plant first gold pour – oxide	Q1 2014
Metallurgical plant first gold pour – sulphide	2014

Kibali – performance in 2012

Safety and health

Lost-time injuries are receiving continued focus with continuous safety training and awareness initiatives in place driving the required high safety standards throughout the project. A transport management plan has been implemented to address vehicle safety, speeding and dust suppression. The Congolese Safety Officers will be utilised to help monitor and enforce vehicle safety.

Malaria incidence remains high, with 2,951 cases reported during the year and for the project to date. The Malaria Vector Control programme has been updated to include bush clearing and bi-monthly spraying of all accommodation and work sites. A medical outpost facility has been established and is operating at the remote Nzoro camp.

Mining and processing developments

Financial year 2012 was key in the development of Kibali, and was marked by a significant ramp-up in construction activity. Mining in the open-pit began in July 2012 and the boxcut for the project's underground twin-decline section is nearing completion. The mill and hydro-turbine manufacture is complete. The development of twin-declines and the sinking of the vertical shaft for the underground mine is tracking behind schedule, while the additional open-cut satellite ore source potential could offset the risk of delays. Two 7MW mills were delivered to the Kibali mine in November 2012 and are expected to be set on their foundations during the first quarter of 2013. In parallel with the construction of the metallurgical plant which began in August 2012, construction of the steelwork for the CIL plant and the primary crusher and conveyor facilities is progressing. Additional earthwork capability has been mobilised to address delays in site establishment. Capital expenditure was $265m (45% attributable) during the year and increased significantly in the fourth quarter with the start of decline activities and mobilisation of the shaft and metallurgical infrastructure.

REVIEW OF PROJECTS continued

Exploration developments	Grade control drilling programme continued during the year at the KCD deposit, with 91,734m completed. Drilling results confirmed areas of high grade shoots.
Community engagement	In order to secure the mining area, a total of 1,208 families were successfully relocated to the Kokiza village during 2012. In total, approximately 1,600 families from eight villages will be relocated to the Kokiza village and resettled in approximately 4,000 company houses which are being built.
Security incidents	While the security situation in the east of the country has not fundamentally affected the project, the security of our people and assets remains of concern and is closely monitored.
Plans and prospects for the year ahead	It is planned to commission the plant in the latter half of 2013.

CONTINENTAL AFRICA: MONGBWALU, DRC

Description: Preparatory work at this greenfield project has been completed. Belgian mining companies operated on a relatively small scale in the area for about 50 years before leaving in 1961, while SOKIMO began mining in 1966. The venture held 18 mining licences which was reduced to 15 licences totalling 3,784km² after the retrocession to SOKIMO of a total of 1,823km². The Akwé Exploration Licence (399km²) is being transferred to Ashanti Goldfields Kilo (AGK). The initial project will be designed and built with a view to increasing its size as the aggressive regional exploration programme identifies new sources of ore. Further exploration was authorised in early 2013 along with a study to optimise the Mongbwalu project.

Location: Located in northeastern DRC, near to the town of Bunia and to the southeast of the group's Kibali joint venture project. The concession area is in the highly prospective Kilo gold belt.

Ownership structure: Operated by AGK a joint venture between AngloGold Ashanti Limited (86.22%) and SOKIMO, a state-owned gold mining company.

Salient features

Board approval	May 2012
Estimated annual gold production	105,000oz (1,05Moz over mine life)
Estimated annual silver production	16,000oz (164,000oz over mine life)
Estimated life of project	10 years
Average operating cost	$1,302/oz
Approved capital expenditure	$345m
Capital expenditure to date	$77m

Mongbwalu – performance in 2012

Plans and prospects for the year ahead	Following board approval, the project was the subject of a technical review, with a view to optimising the plant and mine and improving the project economics. Key targets for the year ahead include completion of the operation's camp and continued exploration in Concession 40.
Safety and health	Safety remains an area of concern and the development of a safety culture is an important area of focus. Among the initiatives undertaken during the year were: daily toolbox talks; inspections; weekly focus topics; helicopter hoist training; hazard and risk management training; gap analysis of all company and contractor vehicles; intermediate incident investigation programme; vehicle driving training; and a fit-for-work medical examination process was put in place for all employees and all contractors. It is with regret that we report the death of a contractor, following a heavy mobile equipment incident. Indoor residual spraying to combat malaria was started in the camps in July 2012. The Malaria Vector Control programme has been updated to include bush clearing and bi-monthly spraying of all accommodation and work sites, and may be extended to communities within the project target area.
Mining and processing developments	A new concept study has been initiated and will focus on assessments of the Adidi portal and the potential mining of the Adidi study area; a hydropower study for Concession 40; continued brownfield drilling around the current mine; continued greenfield drilling for the remainder of Concession 40; and the financial modelling of Concession 40 options.
Exploration progress and developments	The drilling programme has confirmed the prospectivity in the region. Several intersections were encountered with gold grades of more than 7g/t and four deposits identified within two to three kilometres of the proposed mine. Further drilling is required to ascertain the extent of the orebody and the best means of accessing it. Common plant and infrastructure for a second operation could demonstrate the economies of scale which could precipitate a more profitable operation than was originally planned. A novel development on site has been the application of portable drill rigs, transported across the concession by helicopter. In terms of environmental impact, this is a positive development, reducing the need for access roads and their rehabilitation, while also improving the effectiveness of the drill rigs, with more metres drilled per rig. Given the topography of the area, along with the dense vegetation, this practice has rendered the area far more accessible than conventional methods.
Environmental performance	A number of environmental milestones were achieved during the year, including approval of the Environmental Social and Health Impact Assessment (ESHIA) in March 2012; approval of the Environmental Adjustment Plan (EAP) in March 2012; and development of the Environmental Management Plan for construction and exploration activities. Discussions have also been held with regulators with regard to the transfer of environmental liabilities from previous artisanal mining activities to the state, as well as permit renewals and associated environmental studies.

REVIEW OF PROJECTS continued

Community engagement	ASM activities within the project area remain a challenge, but are being managed through dialogue and support from community leaders. AngloGold Ashanti is currently supporting a village-based co-operative for former artisanal miners to supply the mines with building materials such as sand and gravel. If successful, this initiative will be replicated on a larger scale to help artisanal miners to change to safer and more sustainable income-earning activities such as these mine support services, brick making and agricultural activities.
Security incidents	The security situation in the eastern part of the country, while not fundamentally affecting the project, remains of concern and is being closely monitored.

AUSTRALASIA: TROPICANA, AUSTRALIA

Description: The Tropicana project is at an advanced stage of construction and development, and remains on track to pour first gold in the fourth quarter of 2013. Mining operations will be conducted from open pit mining of the Tropicana and Havanna deposits while surface infrastructure includes a processing plant, accommodation facilities and telecommunications services. The group's exploration programme in the area is vast, covering 13,500km^2 along a strike length of 600km.

Location: Situated in the highly prospective Western Australia, the Tropicana project lies some 330km north north-east of Kalgoorlie and is 200km east of Sunrise Dam.

Ownership structure: 70% owned by AngloGold Ashanti, with the balance held by joint venture partner in the project, Independence Group NL.

Salient features

Board approval	November 2010
Estimated annual gold production (100%)	330,000oz -350,000oz/a over mine life
Estimated annual production rate (100%)	4.0Mt
Average operating cost	$694/oz (A$710/oz – A$730/oz over mine life)
Estimated capital expenditure	$849m (A$820m – A$845m)
Metallurgical plant first gold production	Q4 2013
Estimated life of mine	11+ years

Tropicana – performance in 2012

Safety and health	The project's construction safety record for the year was excellent with the AIFR further improving to 3.03 per million hours worked in 2012 from 5.55 in 2011. The high lost-time injury frequency rate (LTIFR) incidence in the production area remains a concern and an area of focus in spite of the improvement for the year, with the LTIFR reducing from 5.31 in 2011 to 1.01 in 2012. Further concerted effort is needed to achieve the group's long-term safety target of zero occupational injuries. Continuous safety training and awareness initiatives are in place to drive the required high safety standards throughout the project.
Mining and processing developments	The Tropicana gold project progressed well during 2012, despite external challenges from the competitive construction sector in Western Australia and the pressure this placed on skills. The 220km-long site access road to site was completed in the first half of the year, as was the sealing and approval for the airstrip. This was followed later in the year by completion of the village. The power station contract was awarded, locking in committed costs. The mining contractor was mobilised on site and mining started early in the second half of the year. By the end of the year, all remaining tender contracts had been awarded, all within the capital forecast estimates.

| Environmental performance | Considerable effort was made to ensure that the construction of Tropicana maintains high environmental standards as established and committed to in the permitting process. An increase in minor and moderate (non-reportable) environmental incidents is being addressed. The main cause is aviation fuel spills and measures have been introduced to ensure that incidents of this nature do not recur.

Baseline work in the form of fauna assessments have been completed in preparation for the implementation of the International Cyanide Management Code. Artificial ponds have been installed to monitor fauna interaction with fresh and saline water, with first monitoring scheduled to take place in April 2013. |
|---|---|
| Plans and prospects for the year ahead | Commissioning of the project is planned to start towards the middle of 2013. |

AMERICAS: GRAMALOTE, COLOMBIA

Description:	This advanced exploration project is expected to be the first major gold mine development in Colombia, and the group's first operating gold mine there, establishing our operating credentials in that country.
Location:	110km northeast of Medellin in the municipality of San Roque, in the department of Antioquia.
Ownership structure:	Joint venture between AngloGold Ashanti (51%) and Vancouver-based B2Gold (49%).

Gramalote – performance in 2012

Safety and health	There was a significant improvement in safety performance at Gramalote with the implementation of an array of strategies focused on safe work practices. An AIFR was recorded of 5.65 per million hours worked, a dramatic improvement on the AIFR of 16.14 recorded in 2011. The development of occupational health surveillance systems in Colombia was undertaken in the fourth quarter of 2011.
Mining and processing developments	The project prefeasibility study was concluded in the fourth quarter of 2012. While the results of this work demonstrated the social, environment and technical viability of the project, several identified optimisations regarding capital and operating aspects of the project remain to be validated. Accordingly, the project team launched an enhanced engineering phase which continues to validate project enhancement opportunities and now envisions the Gramalote project as a 70Mtpa open-pit mine with a 20Mtpa process plant.
Exploration progress and developments	A total of 23,000m of drilling has been completed. This has focused on geotechnical, condemnation and resource conversion. The Mineral Resource increased from 2.0Moz to 2.6Moz. The exploration potential in the district is likely high, with a large tenement position that has only been explored over less than 10% of its area. CGL is advancing a comprehensive exploration programme led by geophysical and geochemical surveys to assist on defining exploration targets that is expected to confirm the mining district (and project) estimated endowment.
Environmental performance	Water use is a primary concern in this mostly agricultural region. Infrastructure location will be optimised to minimise the project's use of water and reduce impacts on critical water sources. Preliminary investigations demonstrate that there will not be a material impact on agricultural or domestic water. However, the in-country team continues to work on a broad awareness and education campaign to show the benefits of responsible mining, and how impacts are mitigated and compensated for to achieve a net positive impact. An environmental impact assessment is being developed for submission during 2013.

REVIEW OF PROJECTS continued

Community engagement	Much of Gramalote's support stems from the promise of economic development it will provide for a community where 35% of inhabitants live in poverty and 12% in extreme poverty. About 14% of San Roque's inhabitants are unemployed. The project has established a community investment programme which includes supporting existing activities and social infrastructure. Successful negotiations with 153 artisanal miners were finalised in July 2012, with a formal agreement that involves recruitment of 60% to the company as well as the setting up of small businesses (assisted by Gramalote) to provide services to the community and potentially to the company. The successful development of Gramalote offers an opportunity for AngloGold Ashanti to establish its project development credentials to the host community and to the broader Colombian population.
Security incidents	There were no security incidents to report during 2012.
Plans and prospects for the year ahead	The focus in 2013 will be to advance the project in line with its development plan, concluding advanced technical studies and the environmental impact assessment submission in the second quarter of 2013. This will be followed by the start of the project feasibility study in the third quarter of the year.

AMERICAS: LA COLOSA, COLOMBIA

Description:	La Colosa, which lies in steep terrain in Colombia's central Cordillera region, is the largest greenfield discovery made by AngloGold Ashanti and has an Inferred Mineral Resource of 26.8Moz. The project is at the prefeasibility stage, currently evaluating alternative mining methods, plant locations and related infrastructure. The drilling programme is progressing to define the size and extent of the Mineral Resource that has not been constrained in the northwest and is partially open at depth.
Location:	14km west of the town of Cajamarca, in the department of Tolima.
Ownership structure:	Exploration rights wholly held by AngloGold Ashanti.

La Colosa – performance in 2012

Safety and health	There was a substantial improvement in safety performance, with the AIFR declining to 4.19 in 2012 from 19.33 in 2011. Continuous training and leadership involvement will be required to maintain and improve on this success. A health baseline study has been initiated to ensure that data is available to design and submit a solid health impact assessment to the authorities, within an environmental impact analysis.
Mining and processing developments	Technical work has been undertaken to collect and analyse the information required for pit optimisation, geotechnical and hydrogeological studies. The results are being used for pit design, pit slope stability, risk analysis, and capital and operational expenditure estimates. Trade-off studies of mining methods are in progress and extensive metallurgical test work was conducted in 2012. Comminution test work included tests for high pressure grinding rolls (HPGRs) and semi-autogenous (SAG) grinding. An economic evaluation of HPGR versus SAG milling was completed and indicated the favoured route to be conventional SAG/ball milling. Recovery test work included tests for gravity separation, whole ore leaching and flotation/ concentrate leaching. An economic trade-off study indicated the preferred flow sheet to be whole ore leaching, with limited benefits of gravity separation. Additional metallurgical test work has been planned to evaluate the variability of ore hardness and recovery in 2013. The process engineering phase started in the fourth quarter of 2012 and includes the capital and operating cost estimation for the process plant which is expected to be completed in 2013.

Developments during the year	Project efforts in 2012 continued to be driven by expansion of the Mineral Resource coupled with on-going efforts to address key social issues within the various stakeholder groups. Key decisions related to ore transportation and the relocation of infrastructure facilities out of the forest reserve area have dramatically changed the definition of the project's direct and indirect area of influence, and the scope of the environmental and social studies. Additional trade-off studies were necessary to optimise estimates of capital and operating expenditure, resulting in a suite of alternatives that have enhanced the project profile and are expected to positively address the key social issues of project footprint and water consumption and quality.
	Technical evaluations also continued with the collection and analysis of geotechnical and hydrogeological information required for mine definition, trade-off studies on mining methods and alternatives, metallurgical test work and process definition, and infrastructure design.
Environmental performance	A strict environmental plan has been developed to minimise the area disturbed by exploration. Buadua bamboo elevated platforms and eco-trails have been built. Three public universities are developing the biological and hydrogeological monitoring programmes for exploration stage activities so as to independently verify the effectiveness of control measures used. A watershed reforestation programme has been developed with communities around the project, with the trees from a plant/tree nursery programme developed by students from schools in Cajamarca. Social and environmental baseline studies are being conducted to comply with national and international standards. Permitting delays relating to drilling activities in the forest reserve resulted in project delays although these have now all largely been resolved.
Community engagement	Community relations in Cajamarca have been built on a social investment strategy, as well as on ongoing stakeholder engagement. The biggest challenge now lies with the extension of the project into new areas, as new infrastructure sites are being analysed. This has required corresponding stakeholder engagement and will necessitate a solid and consistent community risk analysis and investment strategy to mitigate impacts and allow for the work to be advanced without delays. Projects are being undertaken to benefit rural and local communities, to develop and strengthen relationships as well as improve living conditions (particularly health, education and infrastructure) and economic opportunity.
Security incidents	In the wake of peace negotiations between the Government and insurgent groups, security incidents in the area have increased. This has resulted in some incidents that have affected assets (storage facility, vehicles) of the company and its suppliers. However, a joint plan and procedures have been established with the Armed Forces to prevent such incidents and mitigate any impact. It should be noted that the size of the guerrilla groups in the area has substantially decreased over the past years limiting its ability to undertake large-scale offensive actions.
Plans and prospects for the year ahead	The prefeasibility study is scheduled for completion in 2014. We expect to evaluate the extent and size of the Mineral Resource, conduct metallurgical test work, weigh the alternatives for mining and processing infrastructure, purchase land necessary for access and infrastructure development and conduct the necessary social and environmental impact baseline studies. The Environmental Impact Statement (EIS) work packages will be initiated in 2013, as well as baseline studies at the influence area of the materials (ore/slurry) handling corridors and tailings storage facility. The team will continue working on the implementation of the sustainability, communications and government affairs strategy. Expenditure in 2013 is expected to be $135m.

REVIEW OF EXPLORATION

Our exploration programme aims to create value through the discovery of world-class gold deposits.

Location of greenfield exploration



■ Greenfield exploration countries
■ Greenfield strategic alliances
● Pre-2012 100% AngloGold Ashanti
▼ Pre-2012 joint ventures
▲ New 2012 joint ventures
■ AngloGold Ashanti/De Beers marine exploration joint venture

1 USA
Drum Mountain Project ●
Nome, Alaska ■

2 Colombia
Gramalote JV ▼
Western Cordillera JV ▼
Rio Dulce ●
Quebradona JV ▼
La Colosa ●
Anaima Toche ●

3 Argentina
Andres ▲

4 Brazil
Falcão JV ▼
Juruena ●
Graben JV ▲

5 Guinea
Siguiri Blocks 1-4 ▼

6 DRC
Kilo Project ▼

7 Tanzania
Lusahunga JV ▼
Mkurumu JV ▼

8 Ethiopia
Afar JV ▼
Gordoh ▲

9 Djibouti
Afar JV ▼

10 Eritrea
Akordat North ▼
Kerkasha ▼

11 Egypt
Wadi Kareem ▼
Hodine ▼

12 Saudi Arabia ▼

13 Solomon Islands
Western Province JV ▼

14 Australia
Tropicana JV ▼
Viking ●
Gawler JV ▼

GREENFIELD EXPLORATION

AngloGold Ashanti holds a total of 69,565km^2 of greenfield tenements over which exploration activities are undertaken through joint ventures, strategic alliances or as wholly-owned ground holdings.

During 2012, exploration activities were conducted in 14 countries with over 364,994m of diamond, reverse circulation and aircore drilling completed, compared to 213,441m in 2011. Drilling programmes aimed to test new high-priority targets in

Australia, Brazil, Tanzania, the DRC and the Solomon Islands, and continued to delineate existing discoveries in Guinea, Egypt and Colombia.

In the Americas, the principle area of focus has been to advance exploration on a number of key projects in Colombia, including an advanced-stage diamond drill campaign at the Nuevo Chaquiro target, Quebradona project (AngloGold Ashanti/ B2Gold joint venture). The Nuevo Chaquiro target is a newly identified porphyry-related, copper-gold mineralised system located within the Western Cordillera of Colombia.

In 2012, about 20,700m of diamond drilling has tested this porphyry copper and gold mineralised stockwork zone. Long intersections of copper mineralisation with gold credits indicate good continuity within the zone and it has been intersected at depths from about 400m to over 900m below surface. Drilling will continue in 2013 to delineate the limits of the zone and define the presence of a higher grade core.

In Brazil, a joint venture was signed with Graben Mineração to explore its tenement holding in the highly prospective Juruena Belt while generative work continued in Argentina and the United States.

In sub-Saharan Africa, drilling continued to delineate significant mineralisation at the Saraya and Kounkoun prospects, both located within 50km of the Siguiri mine in Guinea. At the Saraya prospect 9,230m was drilled to infill and define the extensions of the mineralised zone from which ore-grade mineralisation was intersected in several holes. The zone has now been delineated over 1,300m in strike and from surface to 200m in depth. At Kounkoun about 56,000m was drilled with numerous shallow oxide ore-grade gold intersections indicating further good potential. In the DRC and Tanzania, preliminary diamond drill testing of coincident gold-in-soil and geophysical anomalies was completed.

In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai-based Thani Investments. The alliance has made significant progress in advancing its Hutite orogenic gold discovery in Egypt and continues to make further discoveries such as the Pandora epithermal system, in partnership with Stratex International, in Djibouti. Early stage exploration activities continue in both Ethiopia and Eritrea while project generation activities are ongoing in Saudi Arabia where a number of tenement applications have been made. In 2012, AngloGold Ashanti fully impaired the loan amounting to $37m which it had made to the joint venture during 2011 and 2012.

In the Solomon Islands, the joint venture with XDM Resources has been expanded to include additional projects within the prospective New Georgia Belt, consolidating the island chain. Exploration is now focused on the discovery of large porphyry and epithermal gold deposits. Generative exploration activities were completed at Kele, Mase, Tirua and Paraso while diamond drilling was also completed at Kele, Tirua and Mase.

In Western Australia, the Tropicana joint venture continues to systematically explore the highly prospective Tropicana Belt through auger surface geochemical sampling and follow-up aircore, reverse circulation and diamond drilling. At the wholly owned Viking project, immediately southwest of the Tropicana JV, aircore and diamond drilling at the Beaker prospect has intercepted potentially significant gold mineralisation. In South Australia, diamond drill testing of conceptual iron oxide copper-gold (IOCG) targets was completed at the Coronation Bore prospect, in joint venture with Stellar Resources.

BROWNFIELD EXPLORATION

South Africa

A total of 22 surface holes were drilled during the year, six at Moab Khotsong, three at Mponeng (WUDLs) and 12 shallower surface holes were completed to the west of Kopanang, while one is still currently being drilled.

At Moab Khotsong, borehole MGR8 continued advancing its long deflection to the north. It was stopped due to budgetary constraints in the last quarter, but the site was not rehabilitated as the hole will continue as soon as funding is available. The drilling of the long deflection to the south in MGR6 continued. MHH2 advanced to a depth of 2,880m and progress was delayed by a series of in-hole technical difficulties. Diamond drilling started at MCY6 and advanced the hole to 1,998m. A high speed drilling programme started to confirm the structure in the centre of the main Zaaiplaats block, borehole MMB6 progressed to 2,541m and borehole MMB7 advanced to 1,134m.

A new generation, high resolution 3-D seismic survey was completed over the Project Zaaiplaats Phase 3 area. Data processing and interpretation is currently underway.

Three holes are currently being drilled on the WUDLs Mining Rights extension of Mponeng Mine. These holes are all targeting the Ventersdorp Contact Reef. All the holes experienced significant loss of drill fluids and required multiple grouting operations. UD51 by year end had reached a depth of 3,582m in the Klipriviersberg lavas. UD59 advanced to 2,446m in the Klipriviersberg lavas and UD60 drilled to 1,556m.

The drilling of a series of shallow surface holes (500m – 1,400m) to the west of Kopanang continued during the year. A total of six holes targeting the Ventersdorp Contact Reef and six holes targeting the Vaal Reef were completed during the year.

Argentina

At Cerro Vanguardia, the drilling programmes for Mineral Resource expansion and exploration continued during the year with solid additions to the Mineral Resource. Follow up drilling for vein extensions along strike and at depth was successfully able to expand mill ore as was exploration and Mineral Resource modelling to identify opportunities for material to be processed at the heap leach facility. Exploration activities and drilling were completed based on geophysical surveys and target identification studies conducted at the El Volcan project during the year.

Brazil

In the Iron Quadrangle, the Mineral Resource development drilling programmes continued at the Cuiabá and Lamego mines with renewed emphasis on support to long-term planning and

REVIEW OF EXPLORATION continued

Mineral Resource definition. The surface drilling programmes at the Córrego do Sítio project continued to expand the oxide Mineral Resource, while underground drilling at Córrego do Sítio focused on developing the Sangue do Boi sulphide Mineral Resource for production. Exploration work beyond the production centers included follow up underground drilling at Raposos. Regional exploration programs were conducted at the Pari and Morro da Gloria projects.

At Serra Grande, the second year of fast track exploration programme was successfully completed with additional expansion of the Mineral Resource. The programme was focused on additions in the Pequizão, Mina Nova, Mina III and Structure NW/Cajueiro targets. Geophysical surveys and soil sampling campaigns continued to be useful methods for target identification in preparation for drilling programmes at the Cajueiro, Structure NW and Boa Vista (Votorantim Metais JV) regional targets.

Colombia

Exploration in the Gramalote area was focused on infill drilling to support the update of the Mineral Resource estimation for the Gramalote Central deposit. Drilling programmes were also conducted for nearby satellite targets at Monjas West, Trinidad, and El Limon. As part of the prefeasibility study, additional infrastructure and geotechnical drill holes were completed to support highwall design and condemnation drilling for the proposed plant site, waste rock, and tailings storage facilities.

At La Colosa, the Mineral Resource development drilling program continued with four drills operating through most of the year. The geological model was updated during the year to support a significant Mineral Resource addition that came through expansion of the deposit to the northwest and at depth. Other drilling continued as support for site characterisation and infrastructure site selection studies.

United States

The Mineral Resource development drilling programme continued during the year at CC&V. Work focused on infill drilling to improve the definition of material within the current mine designs that will feed the planned mill facility. Other drilling was directed toward identifying expansion opportunities for the current open pit operations through highwall cutbacks. Selective drilling was also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material potential.

Tanzania

At Geita, Mineral Resource upgrade and extension drilling was completed at the Geita Hill, Nyankanga and Star & Comet operations. Limited pre-resource drilling programmes were undertaken to test exploration targets. The infill drilling

campaigns aimed at increasing the confidence level of the Mineral Resource base and to allow for Mineral Resource to Ore Reserve conversion. A total of 440 holes for 85,221m were completed, with 67,738 samples submitted for gold assay.

As a result of this extensive drilling campaign, positive analytical results were received for holes drilled at Nyankanga Cut 7 OP, Geita Hill East and West, Star & Comet – Ridge 8 Gap, Ridge 8, Nyankanga Block 1 & 2, Kukuluma, Matandani and Area 3 West areas. However, poor analytical results were received for the Geita Hill Waste Dump sterilisation programme.

Drilling of down-dip extensions outside of the existing Nyankanga pit shell continue to support and extend underground potential at Geita.

Pit-scale structural mapping was completed at Nyankanga, Geita Hill and Star & Comet. This detailed mapping has provided valuable resolution to the understanding of the geological model over the respective areas. Induced polarisation (IP), gravity and electromagnetic geophysical surveys were also undertaken during the year and assisted with target generation.

Guinea

At Siguiri, exploration activities focused on the Block 1 licence area with a total of 144,908m drilled during the year. Infill Mineral Resource drilling of 86,552m took place along the main northsouth trending Siguiri mineralised area as well as an aggressive reconnaissance drilling programme of 34,145m over soil anomalies and structural targets.

Significant drilling activities took place in the (from south to north) Sintroko-Sokunu, Tailings Facility, Silakoro, Kami-Kossise-Kozan, Sanu Tinti-Eureka-Kalamagna, Balato, and Kintinian areas. Fresh rock drilling centred on the hard rock mineralisation potential below the pits of Kami NE, Kozan South, Kalamagna Pit 1, Sanu Tinti and Bidini and confirms the continuation of the mineralised ore zones below the oxide-fresh rock interface. In total, 8,824m were drilled for fresh rock exploration purposes.

The target generation programme in Block 1 continued to centre on IP surveys over selected soil geochemical and structural target areas. IP surveys were completed at Silakoro, Sintroko South and Komatiguiya. Gravity surveys were also completed over Silakoro and Sintroko South target areas. No surface geochemical soil sampling took place.

Ghana

At Obuasi, a total of 12,169m was drilled, with 4,805m from underground exploration and 7,364m from surface exploration activities. Surface exploration focused on the Rusty Monkey target, with 16 holes completed for a total of 5,659m.

Underground exploration continued to focus on the BSVS project area below 50 Level, with drilling designed to upgrade the existing Mineral Resource and test the down dip extensions of quartz and sulphide mineralisation hosted within the carbonaceous and graphitic shear zones present in the area below Block 10 to -1390RL. Above 50 Level, drilling also commenced in Sansu 3 area during November to upgrade the Mineral Resource in Red Zone 9 area.

Field mapping and sampling to generate drill targets and enhance and refine geological understanding continued throughout the year.

A total of 13,227m drilling was completed at Iduapriem. The focus was on Mineral Resource conversion drilling to facilitate the on-going Iduapriem expansion study, specifically at Block 3W and Blocks 7 and 8. A sterilisation drilling programme of 3,084m was carried out at the proposed location of the Ajopa waste dump from August to October 2012.

The geological modelling of Blocks 1, 2, 3, 3W, 4 and 5 to investigate the potential underground extraction of mineralisation below the open pittable Mineral Resource has been completed.

DRC

At Mongbwalu, a total of 30,000m of brownfield exploration drilling was carried out. Drilling focused on infill Mineral Resource drilling within the main Adidi-Mongbwalu Mine area. Sterilisation drilling was undertaken over both the portal, plant and camp areas. Additionally, over 18,000m of greenfield drilling was completed in the year under review. Limited reconnaissance drilling was completed in the Adidi North and Tchangaboli areas.

Total diamond drilling at Kibali was 18,000m. At the KCD deposit, a data review identified an area at the down plunge termination of the 5000 lode stope designs that has potential for Mineral Resource conversion and extension. Results to date are encouraging and compare positively with the current interpolated block model values; however a potential loss was identified in the 3000 lode with some intersections lower than those predicted by the block model. The KCD deposit remains open down plunge and there are further opportunities for the conversion of Inferred Mineral Resource, most notably in the 9000 lode.

Within a 10km radius of the main Sessenge-KCD deposit, there are a number of satellite deposits which are considered to have significant upside, either having very limited drilling or drilling only to relatively shallow depths. Kombokolo, Gorumbwa, Pakaka, Agbarabo and Mengu Hill are priority targets which form part of the endowment development plan for near mine site targets.

At Gorumbwa, drilling results confirmed the current model and further defined the depletion of underground Mineral Resource by historic mining activities. The drilling has the potential to allow for the conversion of a significant proportion of the current Mineral Resource into Ore Reserve and suggests further open pit potential.

At Mengu Village and Mengu Hill, an 18-hole shallow pitting programme was designed and completed in November to test for the up-plunge continuation of mineralisation beyond available drill data. Results received to date have confirmed the presence of a significant mineralised system.

Mali

A total of 119,554m of reverse circulation (RC) and diamond drilling were completed at Sadiola and Yatela.

At Sadiola, 48,490m of RC drilling was concentrated at Tambali, FE Gap, S12, Sadiola NE and the sub-laterite targets of Mandakoto and Sekokoto. Diamond drilling of the deep sulphide targets below the Sadiola Sulphide Project was conducted. Further core drilling focused on sulphide exploration below FE 3 and 4 and Tambali pits and follow-up drilling for geology and structural interpretation at Tabakoto and S12. Sterilisation drilling of 9,854m was successfully conducted at Tambali and over the proposed TSF and SSP infrastructure.

The S12 target at Sadiola, west of the FE3 pits, was one of the most prospective areas drilled during the year. Good results have been returned from both oxide and shallow sulphide intersections, with further drilling planned. Follow up drilling at Mandakoto confirmed the extension of northeast-southwest mineralisation. At Tambali, drilling around the planned pit areas indicates the potential for extension of the current oxide Mineral Resource and sulphide potential at depth.

Exploration at Yatela consisted of 59,192m RC drilling at Yatela NE, KW18, Alamoutala, Yatela Diorite, Badji and Yiri. Diamond drilling totalled 2,608m. Approximately 11% of the RC drilling was conducted over proposed waste dump areas for sterilisation purposes.

An IP geophysical survey at Sadiola-Yatela commenced in June and has been partially completed, with some delays experienced due to logistical factors and weather. Hyperspectral core imaging of 93,000m of core was completed and will provide alteration based vectors for exploration targeting and predictive metallurgy. Processing of this data is ongoing with results expected in early 2013.

A comprehensive termite mound sampling programme was undertaken over the entire Sadiola concession during 2012. The programme has been successful in highlighting prospective areas on the lease along the FE trend and northeast extensions of the Sadiola mineralisation. Termite mound sampling was also started at Yatela and will continue next year. Portable XRF analysis of all termite mound samples is ongoing to provide multi-element data and identify potential pathfinder elements for target generation.

A three-year research programme by the Centre for Exploration Targeting (CET) from the University of Western Australia commenced in early 2012. The objective of this project is to review and enhance the geological understanding of the Sadiola-Yatela deposit. This will inform further exploration programmes within the area.

Namibia

At Navachab, 23,741m of drilling was completed over several areas, with the emphasis on the expansion project, Main Pit down-plunge extension area, and the Okahandja targets.

Drilling of the expansion project consisted of 7,105m diamond drilling for Mineral Resource upgrades and 4,846m RC drilling, mainly for sterilisation purposes, over the waste dump area. A total of 7,495m diamond drilling was completed in the lower schist down-plunge target at the Main Pit.

Off-mine exploration focused on the Okahandja target area, with 2,127m drilling to test the geophysical and soil geochemical targets generated at Agagia. Soil geochemical sampling was conducted at the Cox Montis target and 560 soil samples were submitted for analysis and assay results are expected early next year.

Australia

At Tropicana, a revised Mineral Resource estimate was prepared. The total Mineral Resource has increased by 1.0Moz to 5.5Moz of contained gold. Open Pit Resources are now reported within an A$1,500/oz pit shell. The prefeasibility study will consider the trade-off between open pit and underground mining options and will provide recommendations as to the optimal mining approach. Study work has commenced with metallurgical testing underway and a mining and geotechnical review.

Drilling of 38,336m for the Havana Deeps prefeasibility study was completed during the year while 14,221m of drilling of near-mine targets continued during the year. Drilling completed on the Havana-Tropicana trend, the Springbok/Hat Trick area and Boston Shaker. Some encouraging results were obtained.

Exploration at Sunrise Dam focused on growing the Mineral Resource base so that Sunrise Dam has the platform from which it can deliver its business plan each year. This was achieved through the specific work that includes:

- in-mine exploration (35,739m), which extends the known Mineral Resource in areas proximal to existing development; and
- near-mine exploration, which determines an understanding of the potential for Sunrise Dam, through specific geological characterisation, and explores the areas around the mine and within enveloping tenure of 2,932m. This forms part of the mine life expansion project of 47,569m and includes the Vogue Mineral Resource of 28,897m.

A total of 115,137m was drilled in 420 drill holes. Drilling (66%) focused on deep extensions and longer-term Mineral Resource growth of the Vogue, Carey Shear and Astro-Sunrise Shear Lodes, whilst 33% of the drilling focused on in-mine exploration and mineral resource extension.

AngloGold Ashanti/De Beers Joint Venture

In SASA, a drilling programme was concluded in February with a total of 87 boreholes drilled. All but 3.5% of samples taken over the 260 x 60km exploration area contained gold. This suggests that the exploration is taking place within a significant gold province but that this search now needs to be narrowed down geologically to target areas of higher potential.

A full review of all data collected to date was conducted by the Joint Venture around mid-year and a number of work flows were identified for completion prior to a further review and exploration planning workshop to be held early next year.

In Nome, the environmental baseline studies field work was successfully completed and the first draft report issued. Side scan sonar, swath bathymetry and 2D seismics survey were completed (3,997 line km). Interpretation of the geophysical data has been completed and an initial geophysical model developed.

A ship-based sonic core drilling campaign was completed during the summer season and 454m of core retrieved. This core was transported to Cape Town where initial logging and sampling has started. A conceptual economic study was completed and indicated that a positive business case was possible. A prefeasibility study is expected to begin in 2013.

CHIEF FINANCIAL OFFICER'S REPORT

Maintained balance sheet flexibility despite operational and industry headwinds



Srinivasan
Venkatakrishnan
Chief financial officer

EXECUTIVE SUMMARY

When compared to 2011, the year under review came with a multitude of challenges. These included: increased safety stoppages at our South African operations during the first half of 2012; a protracted strike in the same region during the second half of the year; poor operational performance from the Ghanaian mines in Continental Africa, all of which impacted production, costs, earnings and cash flow significantly. In addition, the group faced a serious threat to its investment grade credit ratings following the strikes in South Africa and the downgrade to the South African sovereign ratings by all three credit rating agencies; and, finally, the need to cash fund acquisitions and key anchor growth projects in South Africa, Continental Africa, Americas and Australia. Unlike the previous three years which saw the gold price rally sharply year on year, 2012 saw the average gold price increase by 6% only, which was insufficient to mitigate inflation and production shortfalls.

Despite the considerable headwinds faced in 2012, the group had a number of successes, notably:

- The group's asset portfolio taken as a whole with the exception of South Africa and Ghana (in Continental Africa), performed broadly in line with expectations;

- Cash generated by the group in 2012, before project capital and despite the strike impact, was $441m. Of this cash generation, AngloGold Ashanti returned some $236m (54%) to its shareholders as dividends and invested the balance in projects. Had there been no strike in South Africa, the cash generation would have been at least $200m better;

- The group was able to successfully fund two acquisitions (the residual 50% interest in Serra Grande in Brazil, Americas and First Uranium South Africa (FUSA) which owns Mine Waste Solutions) for $555m, both of which have been cash generative since the acquisition date;

- Pro-active financial planning and timely debt raisings helped the group fund project capital of some $1.1bn, of which its key growth projects accounted for close to 80% of the spend; and

- AngloGold Ashanti successfully defended and maintained its investment grade credit ratings during 2012.

DELIVERY AGAINST FINANCIAL OBJECTIVES SET FOR 2012

The core financial objectives for 2012 as outlined in the previous year's report were:

1. Ensuring that the investment grade credit ratings are maintained

This objective was successfully met with Moody's Investor Service upgrading the investment grade credit rating of AngloGold Ashanti in March 2012 from Baa3 to Baa2, with a stable outlook. In October 2012, following extensive labour unrest in the South African mining industry and downgrades of the South African sovereign ratings and several other state owned companies, banks, municipalities and corporates, AngloGold Ashanti was placed on "credit watch negative" by Standard & Poor's (S&P). In December 2012, the group successfully defended and maintained its investment grade rating with S&P of BBB-, albeit with a negative outlook.

2. Maintaining a flexible statement of financial position with sufficient long-term debt headroom

Unlike 2011, both 2012 and 2013 are capital intensive years as the group is building and developing new projects in Continental Africa (Kibali and Mongbwalu in the DRC), Australia (Tropicana), Americas (CC&V expansion in the United States and other projects in Brazil) and South Africa (notably Mponeng). Net debt was forecast to increase over this period and the group therefore pro-actively managed its financial flexibility. The steps taken in this regard included:

CHIEF FINANCIAL OFFICER'S REPORT continued

- In July 2012, the group's undrawn revolving credit facility of $1bn which was scheduled to mature in 2014 was refinanced as a five-year facility for the same amount, maturing in July 2017;

- The group also issued a new ten-year rated bond for $750m, maturing in July 2022, to introduce further tenor and diversify its funding sources; and

- Raised an aggregate of R1bn from the South African debt markets under its Domestic Medium Term Note Programme in October 2012 to cover the funding shortfall resulting from the strikes in South Africa.

At the end of 2012, the group's net debt to EBITDA ratio was 0.9 times and the group had sufficient cash balances and liquidity headroom under its banking facilities to meet its 2013 project capital requirements.

3. Maintaining earnings and cash flow generation to shareholders

Earnings for the year were negatively impacted as noted earlier by the strikes and safety stoppages in South Africa and operational issues at the Ghanaian mines in Continental Africa. The group therefore only achieved gold production of 3.94Moz as compared to the annual target of 4.3 – 4.4Moz, a shortfall of some 10%. The loss of production had a significant negative impact on the group's unit cash costs, earnings and cash flow.

REVIEW OF GROUP'S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2012

The key financial and operational metrics for 2012 when compared to 2011 are provided below and reflect the adverse impact of the strike in South Africa and the operational issues faced at the selected operations referred to above:

Profitability and returns

The lower full year gold production of 3.94Moz and inflation saw unit cash costs increase to $862/oz when compared to $728/oz recorded in 2011. The strike in South Africa accounted for $33/oz of this increase. When compared to 2011, although the gold price increased by $88/oz (6%), this benefit was more than offset by a 9% fall in gold production and increased costs due to inflation.

Key financial metrics

		2012	2011	% change
Profitability and returns				
Adjusted headline earnings	$bn	0.9	1.3	(31)
	US cents per share	239	336	(29)
Profit attributable to equity shareholders	$bn	0.8	1.6	(50)
Return on net capital employed	%	14	20	(30)
Return on equity	%	18	25	(32)
Dividends declared per ordinary share	SA cents per share	300	380	(21)
	US cents per share	36	49	(27)
Liquidity, cash flow and net debt				
Net debt at year end	$bn	2.1	0.6	250
Free cash (out) inflow	$bn	(0.7)	0.8	(188)
Earnings before interest, taxes and depreciation and amortisation (EBITDA)	$bn	2.4	3.0	(20)
Operational metrics				
Gold produced	Moz	3.94	4.33	(9)
Price received	$/oz	1,664	1,576	6
Total cash costs	$/oz	862	728	18
Total cash cost margin	%	48	54	(11)

Adjusted headline earnings of $924m or 239 US cents per share were the second-highest on record but represented a 29% decline when compared to 2011. Profit attributable to equity shareholders fell from $1.55bn in 2011 to $0.83bn in 2012. The 47% drop in profit attributable to equity shareholders when compared to 2011 can be attributed to a 9% fall in gold production, cost inflation, higher exploration and evaluation costs, increased finance costs and impairment charges due to the derecognition and abandonment of certain assets, related largely to the Obuasi mine in Ghana.

The returns on net capital employed and equity for 2012 were 14% and 18% respectively, lower than our estimates of 16% and 20%, due primarily to the impact of the strike.

Total dividends declared for 2012 were 300 SA cents per share (2011: 380 SA cents per share).

Liquidity, cash flow and statement of financial position

For the full year 2012, cash flow metrics were lower as compared to 2011 due to lower production, the impact of the South African strike and additionally in the case of free cash flow, due to significant investment in the key growth projects:

- EBITDA: $2.4bn

- Cash inflow from operating activities: $1.8bn

- Free cash outflow: $666m

Net debt level as at 31 December 2012 closed at $2.06bn, $1.5bn higher than the level of $610m at the start of the year. The principal three factors that accounted for the increase in the net debt level were:

- Project capital of $1.1bn (of which Tropicana, Kibali and Mongbwalu, CC&V and Mponeng accounted for close to 80% of the spend);

- Aggregate cash consideration of $555m paid for the Serra Grande and FUSA acquisitions; and

- Lost cash flow as a consequence of the South Africa strike of approximately $208m.

Turning to the statement of financial position and the financing facilities available to the group – as a result of the protracted strike at our South African mines during the fourth quarter, AngloGold Ashanti raised R1bn under its Domestic Medium Term Note Programme in South Africa. R700m of this debt matures in October 2013 whilst the balance of R300m matures in January 2013 but has since been rolled over in the local bond market.

The group's principal US dollar and Australian dollar debt facilities include the following:

- Fully drawn rated bonds aggregating $1.75bn that mature in 2020, 2022 and 2040;

- A $1bn revolving credit facility that matures in July 2017 that is currently not drawn and is held as a stand-by facility to meet any project capital needs that cannot be serviced from cash on hand and operating cash flows;

- An A$600m credit facility earmarked for the construction of the Tropicana project that matures in December 2015, of which $261m was drawn as at year-end; and

- A $733m convertible bond that matures in May 2014.

Although none of the aforementioned facilities mature within a 12-month period from December 2012, AngloGold Ashanti has been pro-active in removing any imminent refinancing risk. With this in mind, in February 2013, it obtained a term facility for 27 months from a syndicate of three banks for $750m for the sole purpose of financing redemption of the $733m convertible bond, when it matures in May 2014, should this be needed. This facility provides the group with cost-effective insurance and full flexibility to refinance the $733m convertible bond on timings, structures and terms that are most suited to the group. The terms of this facility are similar to the revolving credit facility up until draw down date in May 2014, and once the facility is drawn in May 2014, the terms resemble that of a bridging facility. We believe that this facility addresses any refinancing concerns that may arise over the next few months around the 2014 convert falling due for repayment.

In September 2010, the group issued $789m worth of mandatory convertible bonds that fall due for conversion into equity in September 2013. When this conversion occurs in the third quarter of 2013, at current share prices, approximately 18.14m shares will be issued as a consideration for the bonds converting into equity and the 6% interest coupon on this bond will cease to be paid.

A more detailed analysis of the group's income statement, statement of financial position and cash flow statement for 2012 is available at the corporate report website, www.aga-reports.com, under Financial Review.

SUMMARISED FINANCIAL INFORMATION

The summarised consolidated results were approved on 19 March 2013 by the AngloGold Ashanti's board of directors and were signed on their behalf by the Chairman, Tito Mboweni, Chief Executive Officer, Mark Cutifani, and Chief Financial Officer, Srinivasan Venkatakrishnan.

This section provides a summary of the information contained in AngloGold Ashanti's annual financial statements, which are available on our corporate report website at www.aga-reports.com. The summarised consolidated financial results are not the group's statutory accounts and do not contain sufficient information to allow for a complete understanding of the results and state of affairs of the group, as would be provided by the detailed annual financial statements. Should you wish to obtain a hard copy of the annual financial statements, please contact companysecretary@anglogoldashanti.com in this regard.

BASIS OF PREPARATION

The summarised consolidated financial results for the year ended 31 December 2012 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, Listings Requirements of the JSE Limited, Financial Reporting Guides as issued by the South African Institute of Chartered Accountants and the South African Companies Act, 2008, as amended.

The accounting policies applied in the presentation of the summarised financial results are consistent with those applied for the year ended 31 December 2011 and in terms of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, except as follows:

Standard or interpretation	Title	Effective for annual periods beginning on or after
IAS 12	Amendment – Deferred tax: Recovery of Underlying Assets	1 January 2012

The adoption of this amendment did not have any effect on the financial position, results or disclosures of the group.

In addition, effective 1 January 2012, the group changed the presentation currency of its results from reporting in US dollars and South African Rands to reporting only in US dollars. Management has concluded that the change in presentation currency will result in more relevant information than the previous position of reporting in two currencies. The change in presentation currency has no effect on comparative information.

These summarised consolidated financial results do not include all the information required for complete annual financial statements prepared in accordance with IFRS, and have been prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above and the change in presentation currency.

The summarised consolidated results have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Mark Cutifani, the group's Chief Executive Officer and Srinivasan Venkatakrishnan, the group's Chief Financial Officer.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions with related parties.

Significant changes in contingent liabilities since 31 December 2011

AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that the tax legislation has been correctly applied. The company is considering defending AGAC's position. An estimated additional tax of $26m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $135m based on Colombian tax law.

Independent audit by the auditors

These summarised consolidated financial results for the year ended 31 December 2012 have been extracted from the complete set of annual financial statements on which the auditors, Ernst & Young Inc. has expressed an unqualified audit opinion. Ernst & Young Inc. has also issued an unqualified audit opinion on these summarised financial statements, stating that these summarised results are consistent in all material respects with the complete annual financial statements. The auditor's opinion and annual financial statements, which have been summarised in this report, are available for inspection at the registered office of the company.

Use of estimates

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to the Ore Reserve as the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; and deferred taxation.

Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined Proved and Probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on Proved and Probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on the Proved and Probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:
- changes in the Proved and Probable Ore Reserve;
- the grade of the Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in Ore Reserve could similarly impact the useful lives of assets amortised on a straight-line basis where those lives are limited to the life of the mine.

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

SUMMARISED FINANCIAL INFORMATION continued

The group defers stripping costs incurred during the production stage of its open-pit operations for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.

In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production method. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

If the group was to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Deferred stripping costs are included in 'Mine development costs' within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows, used to determine the value in use of goodwill and tangible assets, are inherently uncertain and could materially change over time. The cash flows and value in use are significantly affected by a number of factors including the published Ore Reserve, Mineral Resource, exploration potential and production estimates, together with

economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce the Ore Reserve and future capital expenditure.

An individual operating mine is not a typical going-concern business because of the finite life of its Ore Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 "Impairment of Assets", the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2012 was $195m (2011: $179m). The carrying amount of tangible assets at 31 December 2012 was $7,648m (2011: $6,525m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to, the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2012 was $841m (2011: $747m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2012 was $1,383m (2011: $1,060m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate Ore Reserve change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period. Changes in reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis or where the useful economic lives of assets change;

- overburden removal costs recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;

- decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserve affect expectations about the timing or cost of these activities; and

- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable material exists such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development

asset is impaired, the appropriate amount will be written off to the income statement.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

In determining the threshold for disclosure, on a quantitative and qualitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings, as a rule, raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

GROUP INCOME STATEMENT

For the year ended 31 December

Figures in million (US dollars)	2012	2011
Revenue	6,632	6,925
Gold income	6,353	6,570
Cost of sales	(4,062)	(3,946)
Loss on non-hedge derivatives and other commodity contracts	(35)	(1)
Gross profit	2,256	2,623
Corporate administration, marketing and other expenses	(291)	(278)
Exploration and evaluation costs	(395)	(279)
Other operating expenses	(41)	(27)
Special items	(402)	163
Operating profit	1,127	2,202
Dividends received	7	–
Interest received	43	52
Exchange gain	8	2
Finance costs and unwinding of obligations	(231)	(196)
Fair value adjustment on option component of convertible bonds	83	84
Fair value adjustment on mandatory convertible bonds	162	104
Share of equity-accounted investments' (loss) profit	(28)	73
Profit before taxation	1,171	2,321
Taxation	(322)	(723)
Profit for the year	849	1,598
Allocated as follows:		
Equity shareholders	830	1,552
Non-controlling interests	19	46
	849	1,598
Basic earnings per ordinary share (cents) [1]	215	402
Diluted earnings per ordinary share (cents) [2]	161	346

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in million (US dollars)	2012	2011
Profit for the year	849	1,598
Exchange differences on translation of foreign operations	(93)	(365)
Share of equity-accounted investments' other comprehensive loss	–	(1)
Net loss on available-for-sale financial assets	(27)	(81)
Release on impairment of available-for-sale financial assets	16	21
Release on disposal of available-for-sale financial assets	–	1
Deferred taxation thereon	6	(8)
	(5)	(67)
Actuarial loss recognised	(20)	(39)
Deferred taxation rate change thereon	(9)	–
Deferred taxation thereon	5	14
	(24)	(25)
Other comprehensive loss for the year, net of tax	(122)	(458)
Total comprehensive income for the year, net of tax	727	1,140
Allocated as follows:		
Equity shareholders	708	1,094
Non-controlling interests	19	46
	727	1,140

GROUP STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in million (US dollars)	2012	2011
ASSETS		
Non-current assets		
Tangible assets	7,648	6,525
Intangible assets	315	210
Investments in equity-accounted associates and joint ventures	1,060	702
Other investments	167	186
Inventories	610	410
Trade and other receivables	79	76
Deferred taxation	96	79
Cash restricted for use	29	23
Other non-current assets	7	9
	10,011	8,220
Current assets		
Inventories	1,287	1,064
Trade and other receivables	470	350
Cash restricted for use	35	35
Cash and cash equivalents	892	1,112
	2,684	2,561
Non-current assets held for sale	–	21
	2,684	2,582
Total assets	12,695	10,802
EQUITY AND LIABILITIES		
Share capital and premium	6,742	6,689
Accumulated losses and other reserves	(1,295)	(1,660)
Shareholders' equity	5,447	5,029
Non-controlling interests	22	137
Total equity	5,469	5,166
Non-current liabilities		
Borrowings	2,724	2,456
Environmental rehabilitation and other provisions	1,238	782
Provision for pension and post-retirement benefits	221	195
Trade, other payables and deferred income	10	14
Derivatives	10	93
Deferred taxation	1,068	1,158
	5,271	4,698
Current liabilities		
Borrowings	859	32
Trade, other payables and deferred income	979	751
Taxation	117	155
	1,955	938
Total liabilities	7,226	5,636
Total equity and liabilities	12,695	10,802

GROUP STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in million (US dollars)	2012	2011
Cash flows from operating activities		
Receipts from customers	6,523	6,796
Payments to suppliers and employees	(4,340)	(3,873)
Cash generated from operations	2,183	2,923
Dividends received from equity-accounted joint ventures	72	111
Taxation refund	54	98
Taxation paid	(507)	(477)
Net cash inflow from operating activities	1,802	2,655
Cash flows from investing activities		
Capital expenditure	(1,758)	(1,393)
Interest capitalised and paid	(12)	–
Expenditure on intangible assets	(79)	(16)
Proceeds from disposal of tangible assets	5	19
Other investments acquired	(97)	(147)
Proceeds from disposal of investments	86	91
Investments in equity-accounted associates and joint ventures	(349)	(115)
Proceeds from disposal of equity-accounted joint venture	20	–
Loans advanced to equity-accounted associates and joint ventures	(65)	(25)
Loans repaid by equity-accounted associates and joint ventures	1	–
Dividends received	7	–
Proceeds from disposal of subsidiary	6	9
Cash in subsidiary acquired	5	–
Cash in subsidiary disposed	(31)	(11)
Acquisition of subsidiary and loan	(335)	–
Increase in cash restricted for use	(3)	(19)
Interest received	36	39
Loans advanced	(45)	–
Repayment of loans advanced	–	4
Net cash outflow from investing activities	(2,608)	(1,564)
Cash flows from financing activities		
Proceeds from issue of share capital	2	10
Share issue expenses	–	(1)
Proceeds from borrowings	1,432	109
Repayment of borrowings	(217)	(268)
Finance costs paid	(145)	(144)
Acquisition of non-controlling interest	(215)	–
Revolving credit facility and bond transaction costs	(30)	–
Dividends paid	(236)	(169)
Net cash inflow (outflow) from financing activities	591	(463)
Net (decrease) increase in cash and cash equivalents	(215)	628
Translation	(5)	(102)
Cash and cash equivalents at beginning of year	1,112	586
Cash and cash equivalents at end of year	892	1,112

GROUP STATEMENT OF CHANGES IN EQUITY

| | Equity holders of the parent | | | | | | | | | |
Figures in million (US dollars)	Share capital and premium	Other capital reserves	Accu-mulated losses	Cash flow hedge reserve	Available-for-sale reserve	Actuarial (losses) gains	Foreign currency trans-lation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the year			1,552					1,552	46	1,598
Other comprehensive loss		(1)			(67)	(25)	(365)	(458)		(458)
Total comprehensive (loss) income	–	(1)	1,552	–	(67)	(25)	(365)	1,094	46	1,140
Shares issued	63							63		63
Share issue expenses	(1)							(1)		(1)
Share-based payment for share awards net of exercised		9						9		9
Dividends paid			(131)					(131)		(131)
Dividends of subsidiaries								–	(27)	(27)
Translation		(31)	29		(1)	9		6	(6)	–
Balance at 31 December 2011	6,689	171	(1,300)	(2)	18	(78)	(469)	5,029	137	5,166
Profit for the year			830					830	19	849
Other comprehensive loss					(5)	(24)	(93)	(122)		(122)
Total comprehensive income (loss)	–	–	830	–	(5)	(24)	(93)	708	19	727
Shares issued	53							53		53
Share-based payment for share awards net of exercised		15						15		15
Acquisition of non-controlling interest [1]			(144)					(144)	(71)	(215)
Disposal of subsidiary [2]								–	(45)	(45)
Dividends paid			(215)					(215)		(215)
Dividends of subsidiaries								–	(17)	(17)
Translation		(9)	6			4		1	(1)	–
Balance at 31 December 2012	6,742	177	(823)	(2)	13	(98)	(562)	5,447	22	5,469

[1] On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.

[2] In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited. At year-end, AngloGold Ashanti Limited held a remaining interest of 48.03%.

SEGMENTAL REPORTING

For the year ended 31 December

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the chief executive officer and the executive committee, collectively identified as the chief operating decision maker (CODM). Individual members of the executive committee are responsible for geographic regions of the business.

Figures in million (US dollars)	2012	2011
Gold income		
South Africa	2,013	2,560
Continental Africa	2,609	2,530
Australasia	426	385
Americas	1,656	1,487
	6,704	6,962
Equity-accounted investments included above	(351)	(392)
	6,353	6,570
Gross profit (loss)		
South Africa	651	1,083
Continental Africa	882	938
Australasia	78	(13)
Americas	722	744
Corporate and other	41	28
	2,374	2,780
Equity-accounted investments included above	(118)	(157)
	2,256	2,623
Capital expenditure		
South Africa	583	532
Continental Africa	790	420
Australasia	355	102
Americas	390	456
Other, including non-gold producing subsidiaries	36	17
	2,154	1,527
Equity-accounted investments included above	(303)	(88)
	1,851	1,439

(000oz)	2012	2011
Gold production (attributable)		
South Africa	1,212	1,624
Continental Africa	1,521	1,570
Australasia	258	246
Americas	953	891
	3,944	4,331

Figures in million (US dollars)	2012	2011
Total assets		
South Africa	3,082	2,148
Continental Africa	4,818	4,288
Australasia	1,045	736
Americas	2,863	2,501
Other, including non-gold producing subsidiaries	887	1,129
	12,695	10,802

SELECTED NOTES

For the year ended 31 December

			2012	2011
1	**Headline earnings and dividends**			
	Headline earnings	$m	1,145	1,484
	Headline earnings per share	US cents	296	384
	Adjusted headline earnings	$m	924	1,297
	Adjusted headline earnings	US cents	239	336
	Dividends declared to ordinary shareholders	$m	215	131
	Dividends declared per ordinary share	US cents	36	49

	Figures in million (US dollars)	2012	2011
2	**Impairments, derecognition of assets and impairment reversals**		
	Tangible assets		
	Impairment of assets		
	Great Noligwa mine – cash generating unit	31	–
	Derecognition of assets		
	Kopanang – mine development costs	14	–
	TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure	–	9
	Savuka – mine development costs	–	1
	Siguiri – mine development costs	14	–
	Obuasi – mine infrastructure, mine development costs and assets under construction	296	–
	Other	1	5
		356	15
	Impairment reversal of asset		
	Geita mine – cash generating unit	–	135
	Intangible assets		
	Impairment reversal of asset		
	Government of Ghana tax rate concession	10	–

For details of the above items including impairment calculation assumptions, refer to the full set of Annual Financial Statements.

Figures in million (US dollars)	2012
3 Business combinations	

Acquisition of First Uranium (Pty) Limited

On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.

The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:

Assets	
Tangible assets	616
Other investments	3
Deferred tax	52
Inventories	134
Trade and other receivables	2
Cash restricted for use	3
Cash and cash equivalents	5
	815
Liabilities	
Environmental rehabilitation and other provisions	386
Loans from group companies	204
Deferred tax	60
Trade and other payables	48
	698
Total identifiable net assets at fair value	117
Purchase consideration	131
Goodwill recognised on acquisition	14
Analysis of cash flows on acquisition:	
Net cash acquired with the subsidiary	5
Cash paid – share capital acquired	(131)
Cash paid – loan acquired	(204)
	(330)

Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of the year, applying the group accounting policies, the group's profit for the year would have been $854m and revenue would have been $6,697m.

The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash flows.

The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited's own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti Limited's Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti Limited's tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.

None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.

Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.

Part disposal of Rand Refinery Limited

In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited (Rand Refinery) for a total cash consideration of $6m. At year-end, AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.

The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:

Figures in million (US dollars)	2012
Assets	
Tangible assets	53
Other non-current assets	2
Non-current assets held for sale	1
Inventories	22
Trade and other receivables	13
Cash and cash equivalents	31
	122
Liabilities	
Deferred tax	2
Trade and other payables	22
Taxation	4
	28
Total identifiable net assets	94
Consideration received	6
Fair value of residual value of investment	57
Non-controlling interest	45
Less: net assets disposed	(94)
Total gain on disposal	14
Total gain on disposal	14
Realised gain	5
Unrealised gain	9

NON-GAAP DISCLOSURE

– Summary

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on the convertible and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. The Non-GAAP metrics are as follows:

			2012	2011
1	Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (adjusted headline earnings)	$m	924	1,297
	Adjusted headline earnings per ordinary share	US cps	239	336
2	Gross profit adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross profit)	$m	2,292	2,624
3	Price received			
	– Attributable gold sold	000oz	3,953	4,305
	– Revenue price per unit	$/oz	1,664	1,576
4	Total cash cost and production cost			
	– Gold produced	000oz	3,944	4,329
	– Total cash cost per unit	$/oz	862	728
	– Total production cost per unit	$/oz	1,078	950
5	EBITDA	$m	2,397	3,014
6	Interest cover	times	13	21
7	Equity			
	– Total equity per statement of financial position	$m	5,469	5,166
	– Adjusted equity	$m	5,214	5,738
8	Net capital employed			
	– Adjusted net capital employed	$m	8,390	7,506
9	Net debt	$m	2,061	610
10	Net asset value	US cps	1,573	1,540
11	Net tangible asset value	US cps	1,492	1,485
12	Return on equity	%	18	25
13	Return on net capital employed	%	14	20
14	Market capitalisation	$m	12,025	16,226
15	Average number of employees			
	– South Africa		34,186	32,082
	– Continental Africa		16,621	16,539
	– Australasia		494	509
	– Americas		7,896	7,389
	– Other, including corporate and non-gold producing subsidiaries		6,625	4,723
			65,822	61,242



GOVERNANCE AND
REMUNERATION

THIS SECTION PROVIDES A BRIEF
OVERVIEW OF THE WAY IN WHICH OUR
GROUP IS GOVERNED AND HOW OUR
BOARD, MANAGEMENT AND EMPLOYEES
ARE REMUNERATED AND REWARDED.
THIS SUMMARY SHOULD BE READ IN
CONJUNCTION WITH THE COMPREHENSIVE
REPORTS TO BE FOUND IN OUR ANNUAL
FINANCIAL STATEMENTS.

ABRIDGED GOVERNANCE REPORT

This section describes our approach to corporate governance. Our full Corporate Governance Report is available in the Annual Financial Statements.

AngloGold Ashanti believes that corporate governance is the bedrock of a sustainable business and consistently applies best practice in managing the affairs of the group. The company's governance practices are guided by internal policies, external regulations and guidelines, including the Listings Requirements of the JSE, which extend to the King III report on corporate governance, and the requirements of other exchanges on which the company's shares are listed.

In terms of the JSE Listings Requirements, the recommendations of King III are duly considered. After a gap analysis and action plan, the company has applied the principles of King III, as it continues to refine its governance processes and procedures. A register showing the company's compliance with the principles of King III is available on the website. The company has also implemented the provisions of the South African Companies Act No 71 and will be proposing a new Memorandum of Incorporation at a shareholders' meeting scheduled for 27 March 2013.

The duties and responsibilities of the company's unitary board of 12 members are guided by a board charter. The Chairman of the board is elected annually and is an independent non-executive director. His performance is assessed every year as well as his independence.

The background and qualifications of each director are set out under board and executive management on page 91 of this report.

New directors are appointed based on recommendations by the Nominations Committee. One third of the non-executive directors retire by rotation annually. However, the company's new Memorandum of Incorporation provides for all directors to retire by rotation from 2013.

The determination of the independence of directors is in line with the requirements of King III, the Companies Act, the JSE Listings Requirements, the New York Stock Exchange and other best practice guidelines. The independence of each director categorised as independent is assessed annually by the board using the independence criteria.

When a director has been serving on the board for more than nine years, such director is subjected to a rigorous test of his independence and performance. The board may conclude that despite the long tenure, the skills and knowledge of the director are invaluable to the board and his independence of character and judgement are not in any way impaired by the long tenure on the board.

Non-executive directors receive fees for services, committee membership and international travel to attend meetings, as fixed by shareholders.

The performance of the board and its committees is assessed both internally and externally and the qualifications, competence and experience of the company secretary are assessed annually in accordance with the JSE Listings Requirements. For the 2012 financial year, internal assessments were completed and issues raised would be addressed in the course of 2013. The performance of the executive directors is assessed by the board annually in line with their contracts of employment.

BOARD COMMITTEES

Eleven subcommittees have been established to assist the board in discharging its responsibilities. The functioning of the committees is guided by their terms of reference which are approved by the board and reviewed annually or as required. During 2012, all committees, except the Executive Committee were chaired by independent non-executive directors. Post year-end, the Health and Sustainable Development Committee is now chaired by a non-executive director.

Board committees include:
- **Executive Committee**, chaired by the chief executive officer, is responsible for the day-to-day affairs of the company;
- **Audit and Corporate Governance Committee** comprises four independent non-executive directors. This committee's remit is broad and includes a review of the expertise and experience of the chief financial officer (CFO), performance and independence of the auditors, the financial results, major litigation reports and a review of any whistle-blowing activities. At its meeting held on 14 February 2013, the committee

considered and confirmed that the CFO possesses the necessary expertise and experience to perform his duties;

- **Nominations Committee** assists the board in identifying and assessing the eligibility of potential directors;

- **Risk and Information Integrity Committee** assists the board in discharging its responsibilities relating to the governance of risk; the management of IT resources; and the integrity of information;

- **Safety, Health and Sustainable Development Committee** seeks to ensure that operations are conducted in compliance with company policies in a socially responsible way;

- **Transformation and Human Resources Development Committee** oversees compliance with laws on social transformation and the development of employees;

- **Remuneration Committee** monitors and aligns executive remuneration with company performance and shareholder interests, and seeks to maintain remuneration standards aimed at attracting and retaining a competent executive team;

- **Social, Ethics and Transformation Committee** came into effect on 30 April 2012. The committee assists the board in discharging its responsibilities as prescribed by the Companies Act and in terms of the company's specific needs on sustainable development, compliance and ethics, transformation and localisation;

- **Investment Committee** is required to assess individual capital projects to ensure that investments, divestments and financing proposals are in accordance with AngloGold Ashanti's long-term objectives;

- **Financial Analysis Committee** is an ad hoc committee that assists the board in assessing financial transactions. This committee did not meet during 2012; and

- **Party Political Donations Committee** is an ad hoc committee which discharges the responsibilities delegated to it by the board in terms of the Party Political Donations policy. This committee did not meet during 2012.

BOARD AND COMMITTEE MEETING ATTENDANCE – 2012

The current composition of the board, each committee, the number of meetings held and attended

Director	Board	Audcom	Remcom	R&II	Nomcom	SE&T	SHSD	THRC	Invcom
TT Mboweni	10/10	–	5/6	–	3/3	–	–	4/4	4/4
FB Arisman	10/10	7/7	6/6	3/4	3/3	–	3/5	–	4/4
M Cutifani	[3] 7/10	–	–	3/4	–	1/1	4/5	4/4	4/4
R Gasant	10/10	7/7	–	4/4	3/3	–	–	–	–
NP January-Bardill	10/10	7/7	–	–	3/3	1/1	5/5	4/4	–
MJ Kirkwood [1]	5/6	–	2/2	–	1/1	1/1	–	–	1/1
WA Nairn	10/10	–	6/6	4/4	3/3	1/1	5/5	4/4	4/4
Prof LW Nkuhlu	8/10	7/7	6/6	4/4	3/3	1/1	5/5	–	4/4
F Ohene-Kena	5/10	–	–	–	2/3	–	4/5	3/4	–
SM Pityana	10/10	–	5/6	4/4	3/3	1/1	5/5	4/4	4/4
RJ Ruston [2]	10/10	–	–	2/2	3/3	1/1	3/3	–	2/2
S Venkatakrishnan	10/10	–	–	4/4	–	–	–	–	4/4

[1] Appointed to the board and Nomcom on 1 June 2012 and Remcom and Invcom on 1 October 2012.

[2] Appointed to the board and Nomcom on 1 January 2012 and R&II, SHSD and Invcom on 1 June 2012.

[3] M Cutifani was recused from attending two special board meetings convened to discuss matters relating to the chief executive officer and one other meeting, which he was unable to attend owing to an important industry meeting.

Key

Audcom:	Audit and Corporate Governance Committee
Remcom:	Remuneration Committee
R&II:	Risk and Information Integrity Committee
Nomcom:	Nominations Committee
SHSD:	Safety, Health and Sustainable Development Committee

SE&T:	Social, Ethics and Transformation Committee
THRC:	Transformation and Human Resources Development Committee
Invcom:	Investment Committee

ABRIDGED GOVERNANCE REPORT continued

Prescribed officers

In terms of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

The resumés of the prescribed officers are disclosed on page 94 of this document. The remuneration of prescribed officers is reported on an individual basis in the Annual Financial Statements. In addition the remuneration of the prescribed officers, which includes the three highest paid employees, other than executive directors, is also individually disclosed, as required by King III.

LEGAL, ETHICAL AND REGULATORY COMPLIANCE

Given the geographical spread of the group, the legal and regulatory framework is diverse and complex. The group compliance department plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

In 2012 group compliance undertook a number of activities to enhance the group's governance. These included:

- awareness training on the Code of Business Principles and Ethics (Our Code);
- the roll-out of anti-bribery and anti corruption training;
- issue of a global communication on International Anti-Corruption Day in December emphasising the group's zero tolerance for bribery and corruption, and re-affirming its commitment to the tenth principle of the UN Global Compact in working against all forms of corruption, including extortion and bribery;
- revised and introduced new policies and procedures, including a new anti-bribery and anti-corruption policy as well as a new facilitation and extortion payments policy;
- further automation of the group's gifts, hospitality and sponsorships registers;
- automation of the group's conflicts of interests registers;
- further efforts to track compliance with laws, regulations, standards and contractual obligations (at the country and group levels); and
- further assessment of compliance risk in the group.

The head of group compliance attends Audit and Corporate Governance Committee meetings.

Values and ethics

King III is a valuable guide in the provision of ethical leadership. Our Code is the defining document explaining AngloGold Ashanti's values and ethics. Our Code provides a framework and sets requirements for the implementation of key corporate governance policies and guidelines. Among other areas it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

The roll-out of Our Code, which started in November 2010, continued during the past year. An online training platform was launched in September 2012. Our Code is available in four languages on www.anglogoldashanti.com, the corporate intranet and in hard copy.

At the end of December 2012, a DVD was distributed in eight languages to all regions for roll out during 2013 to employees without access to computers.

Failure to live up to Our Code may result in disciplinary action. More serious transgressions may result in fines, jail sentences and other sanctions including suspension of AngloGold Ashanti's licence to operate.

Anyone who becomes aware of a violation of Our Code is urged to communicate their concern to his/her line manager, the legal department, human resources or group compliance. There will be no retaliation towards any employee, director or officer who raises a concern in good faith.

The company has promoted its whistleblowing hotline, which is administered by a third party and provides the opportunity to employees and other stakeholders to report anonymously on alleged wrongdoing. All reports are investigated and the outcomes reported to the board through the Audit and Corporate Governance Committee.

STAKEHOLDER ENGAGEMENT

AngloGold Ashanti values the contribution of all stakeholders and adopts an inclusive approach to stakeholder engagement. Our stakeholders include, amongst others, investors, employees, host communities, civil society groups and governments. There are various mechanisms through which stakeholders can provide recommendations to the board, including but not limited to: at the annual shareholders' meeting; through the company's website and email facilities; at investor meetings and roadshows, at employee forums; and through the whistleblowing facility. For further discussion on Stakeholder engagement see our Sustainability Report, page 6.

BOARD AND EXECUTIVE MANAGEMENT
as at 31 December 2012

   

TT Mboweni	*M Cutifani*	*S Venkatakrishnan*	*FB Arisman*

BOARD

Non-executive chairman

MR TT MBOWENI (53)
BA, MA (Development Economics)
Chairman and independent non-executive director

Tito Mboweni was appointed to the board and as Chairman on 1 June 2010. He is chairman of the Nominations and Transformation and Human Resources Development committees and a member of the Investment, Remuneration Financial Analysis and Party Political Donations committees. He has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, he was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and an international adviser to Goldman Sachs. He is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising committee of the Nelson Mandela Children's Hospital and a trustee and member of the finance committee of the Thabo Mbeki Foundation. In December 2012, he was elected as a member of the National Executive Committee of the African National Congress.

Executive directors

MR M CUTIFANI (54)
BE (Min. Eng)
Chief executive officer

Mark Cutifani was appointed to the board on 17 September 2007 and as Chief Executive Officer on 1 October 2007. He is chairman of the Executive Committee and a member of the Social, Ethics and Transformation, Safety, Health and Sustainable Development, Transformation and Human Resources, Party Political Donation, Risk and Information Integrity and Investment committees. Mark has considerable experience in gold mining, having been associated with the industry since 1976. He has had responsibility across six countries, mining and marketing more than 25 commodities. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.

MR S VENKATAKRISHNAN (VENKAT) (47)
BCom, ACA (ICAI)
Chief financial officer

Venkat joined AngloGold Ashanti on 1 July 2004, having been chief financial officer at Ashanti Goldfields Company Limited (Ashanti) until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive, Risk and Information Integrity, and Investment committees, and is invited to attend meetings of the Audit and Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000. He is a member of the audit committee of the World Gold Council and is a member of the Financial Reporting Investigation Panel, an advisory panel of the JSE. Venkat led the team that eliminated a 12Moz hedge book at an attractive average price, generating significant value for the company. He was also the key executive behind rebuilding the balance sheet through a series of successful and innovative financings that included debt, convertible debt and equity. His efforts to secure an international investment grade rating for AngloGold Ashanti and then to successfully defend that rating after a wave of industrial unrest in South Africa, have helped AngloGold Ashanti retain a competitive cost of capital. As the lead executive on all M&A activity, he has successfully negotiated a series of acquisitions and disposals, including the $1bn sale of the Boddington stake to Newmont and the sale of Tau Lekoa to Simmer & Jack. (Acquisitions have largely been bolt-on in nature and value accretive.)



R Gasant   NP January-Bardill   MJ Kirkwood   WA Nairn

Non-executive directors

MR FB ARISMAN (68)
BA (Finance), MSc (Finance)
Independent non-executive

Frank Arisman joined the board on 1 April 1998. He is chairman of the Financial Analysis and Investment committees, and a member of the Safety, Health and Sustainable Development, Audit and Corporate Governance, Nominations, Risk and Information Integrity, and Remuneration committees. Frank has a rich background in management and finance through his experiences at JP Morgan, New York, where he held various positions prior to his retirement.

MR R GASANT (53)
CA (SA)
Independent non-executive

Rhidwaan Gasant was appointed to the board on 12 August 2010 and is chairman of the Risk and Information Integrity Committee, and a member of the Audit and Corporate Governance, Nominations and Financial Analysis committees. He is a former chief executive officer of Energy Africa Limited and sits on the board of international companies in the MTN Group. He is currently chief executive officer of Rapid African Energy Holdings, a start-up oil and gas exploration company focused on Africa.

MRS NP JANUARY-BARDILL (62)
BA (UBCS) and MA Applied Linguistics (Essex, UK)
Independent non-executive

Nozipho January-Bardill was appointed to the board on 1 October 2011. She chairs the Social, Ethics and Transformation Committee and is a member of the Audit and Corporate Governance, Safety, Health and Sustainable Development, Party Political Donations, Nominations and Transformation and Human Resources Development committees. She recently retired from the MTN Group where she served on several of the company's subsidiary boards and was an executive director on its main board. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and former Deputy Director General, Human Capital Management, and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now the Department of International Relations and Co-operation). She is the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management. She also serves on the boards of Credit Suisse Securities, Johannesburg, Multi Motion Fuels (Pty) Ltd and the Health and Welfare SETA which she chairs. She was reappointed to the United Nations Expert Committee on the Elimination of Racial Discrimination, Xenophobia and Related Intolerances for the period 2012-2016.

MR MJ KIRKWOOD (65)
AB, Stanford, Engineering Econosystems Management
Independent non-executive

Michael Kirkwood joined the board on 1 June 2012 and is a member of the Investment, Remuneration, Social, Ethics and Transformation and Nominations committees. He is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently chairman of Circle Holdings plc, sits on the boards of UK Financial Investments Ltd and Eros International plc, and is senior advisor (former chairman) of Ondra Partners LLP.

MR WA NAIRN (68)
BSc (Mining Engineering)
Independent non-executive

Bill Nairn was appointed to the board in 2000 as an alternate director and on 16 May 2001 as a permanent non-executive director. He chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable Development; Transformation and Human Resources Development; Investment; Party Political Donations; Risk and Information Integrity; Nominations and Social, Ethics and Transformation committees. Bill, a mining engineer, has considerable technical experience, having been the Group Technical Director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling-






LW Nkuhlu *F Ohene-Kena* *SM Pityana* *RJ Ruston*

off period, he is now considered an independent non-executive director of AngloGold Ashanti.

PROF LW NKUHLU (68)
BCom, CA (SA), MBA (New York University)
Independent non-executive

Wiseman Nkuhlu was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was reappointed on 1 June 2009. He is chairman of the Audit and Corporate Governance Committee and also serves as a member of the Financial Analysis, Investment, Nominations, Risk and Information Integrity, Safety, Health and Sustainable Development, Social, Ethics and Transformation, Party Political Donations, and Remuneration committees. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as director to a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000, and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He was elected President of the Geneva-based International Organisation of Employers (IOE) in May 2008 for a period of two years. He is currently a member of the board of directors of Datatec Limited, Rothschild SA and the Ethics Institute of South Africa. He serves on the Audit and Risk Committee of Datatec Limited and is a trustee of the International Financial Reporting Standards Foundation.

MR F OHENE-KENA (76)
MSc Engineering, DIC and ACSM
Independent non-executive

Ferdinand (Fred) Ohene-Kena was appointed to the board on 1 June 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the Chairman of the Ghana Minerals Commission and is a member of the President's Economic Advisory Council. Fred is a member of the Safety, Health and Sustainable Development, Transformation and Human Resources Development, Party Political Donations and Nominations committees.

MR SM PITYANA (53)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)
Independent non-executive

Sipho Pityana joined the board on 13 February 2007. He is chairman of the Safety, Health and Sustainable Development Committee and a member of the Remuneration, Party Political Donations, Investment, Nominations, Financial Analysis, Risk and Information Integrity, Social, Ethics and Transformation, and the Transformation and Human Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

MR RJ RUSTON (62)
MBA, Business; BE (Mining)
Independent non-executive

Rodney Ruston was appointed to the board on 1 January 2012. He is a member of the Investment, Safety, Health and Sustainable Development, Risk and Information Integrity, Nominations and the Social, Ethics and Transformation committees. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the chief executive of County Coal Limited, an Australian-listed company which he joined in June 2012. He was previously chief executive officer and president of



I Boninelli   CE Carter   RN Duffy   GJ Ehm

North American Energy Partners Inc., a large Canadian mining and construction contracting company listed on the NYSE and the TSX.

EXECUTIVE COMMITTEE

In addition to Mark Cutifani and Venkat, the following people were members of our Executive Committee in 2012.

MS I BONINELLI (56)
MA (Psychology), Post Graduate Diploma in Labour Relations
Executive Vice President – People and Organisational Development

Italia Boninelli joined AngloGold Ashanti on 15 October 2010 as Senior Vice President: Human Resources, Strategy and Change Management and on 1 December 2011 was appointed to the Executive Committee where she is responsible for the company's people strategy, transformation and change management initiatives. Italia has more than 25 years' experience in human resources, marketing communications, customer relationship management and business transformation in a variety of industries including mining, manufacturing, healthcare and banking. She is a registered industrial psychologist with the Health Professions Council of South Africa, holds a masters degree in psychology and a postgraduate diploma in labour relations.

DR CE CARTER (50)
BA (Hons), DPhil, EDP
Executive Vice President – Colombia and Investor Relations

Charles Carter has worked in the mining industry in South Africa and the Americas since 1991 in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. In 2012, he took on executive responsibility for the company's business in Colombia. Prior to this he was Executive Vice President – Business Strategy, and was responsible for corporate strategy and business planning, risk management, Project One implementation and

corporate human resources. He retains accountability for AngloGold Ashanti's investor relations and financial public relations activities.

MR RN DUFFY (49)
BCom, MBA
Executive Vice President – Continental Africa

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfield exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed Executive Vice President – Continental Africa in July 2008.

MR GJ EHM (56)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia

Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed the role of Executive Vice President – Tanzania on 1 June 2009 and during August 2010, resumed the position of Executive Vice President – Australasia.

MR RW LARGENT (52)
BSc (Min. Eng), MBA
Executive Vice President – Americas

Ron Largent has more than 30 years' experience in the mining industry in both domestic and international operations as well as project management. He has served on the Board of Directors of the Colorado Mining Association, the Nevada Mining Association and the California Mining Association. He joined the company in 1994 as manager of gold operations for



RW Largent   MD MacFarlane   D Noko   MP O'Hare

CC&V. He was named vice president and general manager of the Jerritt Canyon Joint Venture in 2000 and of CC&V in 2002. In January 2007, he was named Vice President for the North America Region and was appointed Executive Vice President: Americas in December 2007.

MR MD MacFARLANE (56)
Executive Vice President – Business Strategy

Mike MacFarlane was appointed as a consultant responsible for leading the South Africa Region's Technology Innovation Consortium and drive to a new deep level mining paradigm in South Africa. He was appointed Executive Vice President – Business Strategy on 11 June 2012 and is accountable for business strategy and planning, risk management and Project ONE, while also retaining a strategic guiding role for the South Africa Region's technology innovation project. Mike has a broad global mining experience, having previously been responsible for Vale's Canadian mining operations, while also working on developing its sustainability approach. He has also worked in Australia with Mount Isa Mines.

MR D NOKO (55)
MBA; Post Graduate Diploma in Company Direction; Higher National Diploma – Engineering
Executive Vice President – Social and Sustainable Development

David Noko joined the group on 15 June 2012 and assumed responsibility for social and sustainable development. The sustainability portfolio incorporates employee and community health and safety, environmental care, community development, global security, human rights and public affairs. Prior to joining AngloGold Ashanti, David served as the managing director of his consulting firm, Cela Corp (Pty) Limited. He also held a host of directorships in JSE listed companies and was until recently Deputy Chairman of the board of Harmony Gold Mining Company Limited. He has strong local and international business leadership knowledge and experience acquired through operating across various business platforms both within and outside the mining industry. His career includes, among

others, the role of managing director, De Beers Consolidated Mines Ltd; Vice President, Chamber of Mines of South Africa; Chief Executive Officer, Air Chefs (Pty) Ltd and senior positions at Pepsi Cola international and South African Breweries Ltd. He is a member of the South African Institute of Directors.

MR MP O'HARE (53)
BSc Engineering (Mining)
Executive Vice President – South Africa Region

Mike O'Hare joined Anglo American in 1977 and has held several positions at various gold mining operations within the group. His roles have included General Manager of Kopanang (1998), Great Noligwa (2003), Head of Mining and Mineral Resource Management for Underground African Mines (2006), Vice President: Technical Support for South African Mines (2008), Senior Vice President: Operations and Business Planning for South Africa Region (2010) and, in 2011, he was appointed Executive Vice President – South Africa Region.

MR AM O'NEILL (55)
BSc (Mining Engineering), MBA
Executive Director – Business and Technical Development

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. He is a mining engineer with an MBA from the University of Melbourne. His extensive career in mining, predominantly in the gold sector, has spanned almost 35 years, including his previous role as executive in charge of operations at Newcrest Mining and before that as the executive in charge of the gold business of Western Mining Corporation. Tony is a recognised global business and technical expert in the mining industry. He has led strategy development and delivery of significant turnarounds in large, complex and geographically diverse mining businesses, capitalising on his deep understanding of the resources sector, its inputs, and conditions for success. As Executive Vice President – Business and Technical Development, Tony has had full accountability



AM O'Neill　　　*ME Sanz Perez*　　　*YZ Simelane*

for a wide global portfolio ranging from exploration, innovation and improvement, strategy, mergers and acquisitions, asset management, business knowledge and information technology, supply chain and safety and the environment.

MS ME SANZ PEREZ (47)
BCom LLB, H Dip Tax, Admitted Attorney
Group General Counsel and Company Secretary

Maria (Ria) Sanz Perez joined AngloGold Ashanti in June 2011 having previously worked in a number of industries and major corporate organisations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She is responsible for group legal services as well as compliance and was appointed Company Secretary in September 2012.

MS YZ SIMELANE (47)
BA LLB, FILPA, MAP, EMPM
Senior Vice President – Corporate Affairs

Yedwa Simelane joined AngloGold in November 2000 as Managing Secretary to the board and Executive Committee. Prior to joining, she worked in financial services and gained experience in the retirement funding industry. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008. She is currently Senior Vice President – Corporate Affairs, a position she assumed in November 2009, with responsibility for government relations, corporate communications, marketing and the group's sustainability reporting.

CHANGES DURING THE YEAR AND SUBSEQUENT TO YEAR-END
During the year

The following movements in the Board of Directors, the Executive Committee and the position of company secretary took place during the period 1 January 2012 to 31 December 2012:

- RJ Ruston was appointed to the board with effect from 1 January 2012;

- MJ Kirkwood was appointed to the board with effect from 1 June 2012;

- RL Lazare retired from the Company and as a member of the Executive Committee with effect on 31 March 2012;

- MD MacFarlane was appointed Executive Vice President – Business Strategy and a member of the executive committee with effect from 11 June 2012;

- D Noko was appointed Executive Vice President – Social and Sustainable Development and a member of the executive committee on 15 June 2012;

- L Eatwell retired as company secretary with effect from 1 September 2012; and

- ME Sanz Perez, Group General Counsel was appointed company secretary with effect from 1 September 2012.

Subsequent to year-end

The following movements took place post year-end:

- Mark Cutifani, Chief Executive Officer, resigned with effect from 31 March 2013.

- Sipho Pityana was reclassified as a non-executive director with effect from 19 February 2013.

- Until a new Chief Executive Officer is appointed, the board has asked Chief Financial Officer, Srinivasan Venkatakrishnan, and Executive Vice President: Business and Technical Development, Tony O'Neill, to act as joint interim Chief Executives. Venkat will be responsible for all finance and corporate functions and Tony for all operations, projects (including ERP and procurement) and technical functions.

- Tony O'Neill was appointed an executive director to the board with effect from 20 February 2013.

ABRIDGED REMUNERATION REPORT

In 2012, the group employee turnover level stood at 7.0%, which is a decrease from the 8.6% level reported in 2011.

EMPLOYMENT

AngloGold Ashanti is a significant employer in many of the regions in which we operate. In 2012, the group employed, on average, 65,822 people, 73% of whom were full time employees and 27% contractors. This is a 7% increase in the number of people employed, from 61,242 employees in 2011 and is due primarily to the build-up of projects for example Tropicana in Australia. Further increases of this proportion are not expected for 2013.

HUMAN RIGHTS

We seek to be a fair and equitable employer, providing meaningful opportunities to employees, irrespective of origin, gender, race or disability. At all times we uphold the International Labour Organization's Declaration on the Fundamental Principles and Rights at Work, and abide by country-specific legislation and practice. Our approach to human rights is discussed on page 41 of our Sustainability Report, www.aga-reports.com.

We recognise employees' rights to freedom of association and collective bargaining. At the end of 2012, some 91.5% of our employees were either members of a union or catered for through collective bargaining agreements. Collective bargaining agreements are not the norm in the United States or Australia, although a high level of employee participation in the affairs of the company is encouraged.

LABOUR RELATIONS

Flowing from the unprocedural strikes and related violent conflict which afflicted the sector and country during the year, our South African gold operations experienced a number of unprocedural strikes and some protest action in late 2012. The strikes and protest action at our operations were resolved without serious injury, at a time when many of our peers experienced violence. There was however a significant impact on production. See page 30 of our Sustainability Report for further details, www.aga-reports.com /12/strike-in-sa.

SKILLS SHORTAGES

Global skill shortages persist, particularly in the mining and resources sector and in the countries and regions in which we operate, extensive programmes are in place to attract, develop, retain and engage potential and current employees. Our approach is a holistic one, using the System for People, which forms part of our business improvement programme, Project One. We address this in our Sustainability Report on page 28, www.aga-reports.com.

DIVERSITY

As a global company, AngloGold Ashanti is committed to promoting diversity amongst our workforce. Policies are in place to protect employees from prejudice and in some countries to promote the advancement of certain groups of employees. These include women, disabled employees, indigenous people and historically disadvantaged employees.

While the advancement of women is a focus in all our regions, our Australasian Region has made the best progress in the representation of women, with the percentage of women in the workforce rising from 29% in 2011 to 40% in late 2012. At the end of 2012, women made up 12% of our permanent employees, 18% of our management, 23% of our executive and 8% of our board.

MINING CHARTER

The South African Mineral and Petroleum Resources Development Act (MPRDA) and the Broad-based Socio-Economic Empowerment Charter for the South Africa Mining Industry (Mining Charter) requires, among other things, that mining companies ensure that 40% of management is made up of historically disadvantaged South Africans (HDSAs) by 2014, and that 10% of employees in mining are women, by 2014. AngloGold Ashanti has plans in place to achieve and exceed these targets, which are specified in our Social and Labour Plans (SLPs), prepared in compliance with the Mining

ABRIDGED REMUNERATION REPORT continued

Charter. At the end of 2012, our South African region reported that 46.3% of our management were HDSAs, and 14% of our employees were women.

EMPLOYMENT OF LOCALS

We remain committed to providing employment in the countries and regions in which our operations and projects are located and recognise that it is incumbent on us to identify and develop the requisite skills and potential for both our existing operations and those we plan to implement in the future.

The progressive employment of local nationals is referred to as localisation, and is of particular relevance in the Continental Africa Region. This process is aimed at ensuring equitable representation of local national employees at all levels of work at business units and mine sites. Each site in the Continental Africa Region has targets, schedules and resources specifically in respect of processes to develop and promote the internal supply of local skills and is done in accordance with regulations and agreements. Expatriates are employed to satisfy the demand for certain categories of skilled employees should there be a lack of local nationals in these areas. Given the work required on new projects, the number of expatriates in the Continental Africa Region has increased marginally year-on-year.

REMUNERATION PHILOSOPHY AND POLICY

AngloGold Ashanti's Remuneration Policy is designed to allow us to compete in a global market where growth and scarcity of key skills remains an obstacle. The focus is therefore to attract and retain these key skills whilst recognising that cost and shareholder value are fundamental drivers of the policy delivery.

A holistic remuneration approach is followed which includes guaranteed pay (comprising base pay and benefits) and variable pay (which is separated into short-term incentives and long-term incentives). All elements play a key role in attracting and retaining our people. To support this philosophy we therefore:

- align the behaviours and performance of our senior management and executives with the strategic goals of the organisation, by offering competitive incentive plans with performance goals in place that ensure that their interests are aligned with those of shareholders;

- benchmark our executive remuneration against a comparator group of global and South African mining and multi-national companies. The comparator group is reviewed annually to ensure that it continues to be appropriate;

- continue to encourage the development of our employees to meet our business needs;

- ensure that our employees share in the success of our company; and

- continue to ensure that the correct governance frameworks are applied to all decisions and practices around remuneration in AngloGold Ashanti.

We endeavour to ensure that both the needs of our employees and those of the shareholders are aligned to deliver the best results in terms of both attracting and retaining the skills required.

Details of the AngloGold Ashanti Remuneration Policy can be seen in the Remuneration Report in the Annual Financial Statements – www.aga-reports.com.

REMUNERATION COMPONENTS

Short-term incentive

The short-term incentive, known as the Bonus Share Plan (BSP) is part of the variable element of the total reward package. The BSP is designed to reward the eligible employees for the overall annual performance of the company. It consists of an annual performance-based cash incentive bonus and a matching share award (equity bonus) with deferred vesting. The vesting is over a two-year period, with 40% vesting after 12 months, 60% vesting after 24 months and an additional 20% retention award for remaining in service and holding the shares for a full 36 months. From 2013 the structure will be changed. Details can be seen in the Remuneration report in the Annual Financial Statements 2012.

The calculation of the performance score for the year is based on the individual as well as the company or business performance for the period under assessment. Once the performance is measured it is then allocated to the employees by their job level in the organisation (this determines the target and maximum allocations an individual is able to achieve).

Long-term incentive

All executives and senior managers participate in the long term incentive plan (LTIP). The objective of the LTIP is to align the interests of the company, shareholders and executive management over the medium to long term.

In terms of the LTIP, the manager is granted the right to receive shares in the company, subject firstly to company performance conditions achieved over specific performance periods and secondly to continued employment within the group. The LTIP has a three-year vesting period from the date of grant. The value of the awards that may be granted under the LTIP is based on a percentage of base salary. Refer to the Remuneration Report for further details.

REMUNERATION OF VARIOUS EMPLOYEE CATEGORIES

Remuneration as it applies to the board

The approach is to target the non-executive directors' fees at the median of the South African markets and the lower quartile of the global markets. In order to accomplish this, an annual bespoke survey is conducted for the non-executive directors by GRS/Mercer. In addition, the PwC Non Executive Survey is used from a South African perspective. The Remuneration Committee recommends increases to non-executive director fees, which are then approved at the annual general meeting. Non-executive directors do not participate in any share or incentive schemes.

Remuneration as it applies to executive directors and executive committee members

The remuneration of our executives is benchmarked against a global group of comparators. Each individual executive's personal role and performance, within the context of a company of the size and complexity of AngloGold Ashanti, is reviewed annually against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective. The 2012 bespoke benchmark survey was completed by GRS/ Mercer. For the 2013 annual increases (awarded effective from January 2013) the comparator group has been modified, following shareholder feedback, to a slightly smaller peer group of companies (11) that are closer aligned with AngloGold Ashanti in size and geographic spread.

Each executive's role is individually sized to ensure the best match possible. The comparison is conducted against the same or similar roles irrespective of place of work (but including a review of purchasing power parity between countries). Given that most organisations do not match by the same internal stratum-based system used in AngloGold Ashanti, we match each of the executive roles based on their individual role descriptions, using the Mercer Survey methodology known as International Position Evaluation (IPE). These roles are then matched directly with the survey participant data individually by doing direct market role comparisons.

The IPE system assists in comparing the data across different company sizes and the data can be analysed to a detailed level. When measuring the company and the job size the IPE methodology takes into consideration, turnover, number of employees, value chain, impact (inclusive of the organisation size), communication, innovation and knowledge.

Once each component of remuneration (base salary, short-term incentives, long-term incentives and benefits) is analysed and compared with the benchmarks a proposal is made on the fixed and variable components within the frameworks and rules of the schemes that AngloGold Ashanti operates in.

The Remuneration Committee sanctions all increases and incentives for the executives; these are then approved by the board. Executives participate in the BSP and LTIP schemes up to the maximums as indicated in the Remuneration report.

Remuneration as it applies to managers

Salaries of managers and senior managers are benchmarked primarily against the local markets although for scarce skills and senior management roles with global scope, the global market comparisons are used. Our salary benchmarks are generally targeted at the market median, but where there is a shortage of specialist and/or key technical skills salaries higher than the benchmark median may be paid, targeting up to the 75th percentile.

Managers participate in the BSP and senior managers participate in the BSP and LTIP. In some instances, management level staff, on mines, participate in production bonuses (typically paid quarterly). Where these bonuses are paid to management level employees, these managers will receive the matching allocation of BSP shares.

AngloGold Ashanti's remuneration to employees consists of guaranteed and at-risk elements as illustrated below:

Pay elements on offer	Goals and outcomes	Guaranteed vs at-risk pay
Base pay	For the attraction and retention of key employees	Guaranteed pay
	Performance based pay and internal equity	
	Aligned to appropriate benchmarks (local and global) and pitched at the 50th percentile of market	
Benefits	Aligned to global and local benchmarks (internal and external)	
	Legislatively compliant	
	Enhance our employee value proposition	
Short-term incentives	Company performance (both financial and non-financial e.g. safety)	At-risk pay
	Business unit performance (e.g. production)	
	Individual performance	
Long-term incentives	Aligning company, individual and shareholder goals	
	Measured against company performance	
	Retention	

ABRIDGED REMUNERATION REPORT continued

Remuneration as it applies to all employees (non-managerial)

Salaries for employees (non-managerial) are benchmarked against the local markets. Our salary benchmarks are targeted at the market median; where there is a shortage of specialist and/or key technical skills, payment is higher than the benchmark median, targeting up to the 75th percentile.

Employees falling within the bargaining unit receive the salary increase negotiated with employee representatives/trade unions or multi-employer agreements. The remainder of our staff receive increases in line with the market and prevailing CPI for the respective country that they reside in.

Short-term incentives are linked to production at local sites. The non-managerial employees at corporate office are awarded cash bonuses in line with the BSP short term incentive cash bonus scheme but no matching shares are awarded.

PERFORMANCE AND REMUNERATION

The board approves the annual performance targets for the company. The Remuneration Committee in turn approves the cascaded performance targets related directly to the short and long-term incentive schemes.

Individual performance

Performance management is a sub-system of the System for People and is a managerial accountability. Although each employee is accountable for his/her own personal effectiveness in the role, managers need to ensure that their subordinates are clear about the accountabilities on which they will be assessed and that they receive the necessary feedback and coaching to enable them to maximise their effectiveness in the role. Employees must also be recognised and rewarded for their contributions to company success.

The annual reviewing of individual performance against agreed performance objectives and the setting of new objectives for the next review period must be completed for each employee by his/her manager. Planned general accountabilities cross functional working relationships and task assignments all need to be reviewed; recorded into role descriptions; signed off by employees; and submitted to Human Resources.

There are informal and on-going performance assessments of an employee by his/her manager. Managers are required to continuously appraise subordinates in terms of their approach to work, while providing feedback, also within an on-going working dialogue, to both improve performance in the role and ensure goal alignment.

Where applicable, coaching takes place in order to provide subordinates with guidance to improve their performance in-role.

In terms of the formal annual review process managers are required to evaluate the overall personal effectiveness of subordinates for the period of review. It is during this process that performance is equilibrated by the manager-once-removed; and appropriately recognised and rewarded.

Remuneration of mobile skills

Being a global organisation with a requirement for specialist skills AngloGold Ashanti utilises a skilled workforce with members who are globally mobile to service the organisation primarily in remote locations or areas where the skill set is not available locally. The mobile workforce is tasked to develop and grow skills locally (localisation).

The mobile workforce is given expatriate benefits including housing, schooling, international medical aid, international pension funds (where appropriate) and home leave trips in line with the nature of the assignment that they are on, the duration and the location where they are based.

EMPLOYEE SHARE OWNERSHIP PLAN

On the 12 December 2006, AngloGold Ashanti announced the finalisation of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA). The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest.

Participation is restricted to those employees not eligible for participation in any other South African share incentive plan. Between the December 2006 launch date and December 2012, a total of R394.67m flowed to members of the Bokamoso ESOP. Of this, R21.84m was paid in dividends, R316.55m as a consequence of the vesting of free and loan shares, and R56.28m due to the proceeds of a rights issue in 2009.



OUTLOOK

THIS SECTION PROVIDES SOME INSIGHT INTO THE FUTURE PROSPECTS OF THE GROUP, AND OUR PLANS FOR CLOSURE. SEE THE COMMENT ON 'FORWARD-LOOKING STATEMENTS' ON PAGE 1.

ONE-YEAR FORECAST – 2013

2013 production target of 4.1Moz to 4.4Moz.

AngloGold Ashanti's attributable gold production for 2013 is estimated at between 4.1Moz and 4.4Moz. This forecast takes into account the planned mill change-out at Geita, operational issues experienced at Obuasi, and the start of production at Tropicana in the third quarter of 2013.

Total cash costs are forecast to be between $815/oz and $845/oz.

Both production and total cash costs estimates will be reviewed quarterly, in light of any safety related stoppages that might be experienced in South Africa and any other unforeseen factors.

For 2013, capital expenditure is anticipated to be about $2.10bn, compared to $2.15bn in 2012. Included in capital expenditure guidance for 2013 is qualified deferred stripping costs of $118m.

AngloGold Ashanti may not be able to reach these targets. Refer to the forward-looking statements on page 1 of this report and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" which is available on AngloGold Ashanti's online corporate report website, www.aga-reports.com and is incorporated by reference into this Annual Integrated Report.

This one-year forecast assumes the existing asset base with no changes to the portfolio. AngloGold Ashanti is currently engaged in a portfolio review which may impact on this forecast.

FORECAST

For the year ending 31 December 2013	Production 000oz	Expected total cash cost $/oz [1]	Capital expenditure $m [2]
South Africa	1,331 – 1,429	777 – 805	506
Continental Africa	1,375 – 1,476	911 – 945	722
Americas	977 – 1,048	669 – 694	503
Australasia	417 – 447	949 – 984	320
Other	–	–	49
AngloGold Ashanti	**4,100 – 4,400**	**815 – 845**	**2,100**

[1] *Based on the following assumptions: R8.75/$, $1.02/A$, BRL2.00/$ and Argentinean peso 5.00/$; Brent crude at $113 per barrel.*
[2] *Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.*

Other illustrative estimates	Outlook 2013
Depreciation and amortisation	$1,050m
Corporate, marketing and capacity building costs	$240m
Expensed exploration and study costs (including equity-accounted associates and joint ventures)	$377m
Interest and finance costs (income statement) [3]	$250m
Interest and finance costs (cash flow)	$190m
Number of shares qualifying for basic EPS at 31 December 2012	387m
In September 2013 the mandatory convertible bonds are due for conversion into equity of 18.14m shares at the current share price.	
Weighted average number of shares qualifying for basic EPS for the year ended 31 December 2013.	392m

[3] *Includes coupon on mandatory convertible bonds.*

MINERAL RESOURCE AND ORE RESERVE
– Summary

We at AngloGold Ashanti continue to actively drive the creation of value by continually growing our Mineral Resource and Ore Reserve.

The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields exploration programme, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.

MINERAL RESOURCE

The total Mineral Resource increased from 230.9Moz in December 2011 to 241.5Moz in December 2012. A gross annual increase of 15.8Moz occurred before depletion while the net increase, after allowing for depletion, is 10.7Moz. Changes in economic assumptions from December 2011 to December 2012 resulted in a 1.2Moz increase to the Mineral Resource, whilst exploration and modelling resulted in an increase of 14.4Moz. Depletion from the Mineral Resource for the year totalled 5.1Moz. The acquisition of the remaining 50% of Serra Grande and the purchase of Mine Waste Solutions added a total of 3.8Moz to the Mineral Resource. A decrease of 3.7Moz resulted from various other factors.

The Mineral Resource has been estimated at a gold price of $2,000/oz (2011: $1,600/oz).

Inclusive Mineral Resource

		Moz
Mineral Resource as at 31 December 2011		**230.9**
Reductions		
Great Noligwa	Revisions due to reduced likelihood of eventual extraction	(2.8)
Obuasi	Revised estimates of historic mining	(2.0)
CC&V	Combination of increased costs and revised metallurgical recoveries	(1.1)
Kopanang	Negative exploration results and depletion	(1.0)
Other	Total of non-significant changes	(1.9)
Additions		
Tropicana	Reporting of Havana as an open pit Mineral Resource	1.0
Mponeng	Revised geological modelling of the Ventersdorp Contact Reef	1.3
La Colosa	Exploration success	10.6
Other	Total of non-significant changes	2.6
Acquisitions		
Serra Grande	Acquisition of the remaining 50% of the operation	1.2
Mine Waste Solutions	Acquisition of Mine Waste Solutions	2.7
Mineral Resource as at 31 December 2012		**241.5**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE AND ORE RESERVE continued

– Summary

ORE RESERVE

The AngloGold Ashanti Ore Reserve declined from 75.6Moz in December 2011 to 74.1Moz in December 2012. A gross annual increase of 3.2Moz occurred before depletion of 4.7Moz. The decrease net of depletion was therefore 1.5Moz. Changes in economic assumptions from 2011 to 2012 resulted in a reduction of 0.6Moz to the Ore Reserve, while exploration and modelling resulted in an increase of 0.6Moz. The acquisition of the remaining 50% of Serra Grande and Mine Waste Solutions added a further 2.8Moz. The remaining increase of 0.4Moz resulted from various other factors.

The Ore Reserve has been calculated using a gold price of $1,300/oz (2011: $1,100/oz).

Ore Reserve

		Moz
Ore Reserve as at 31 December 2011		**75.6**
Reductions		
Kopanang	Depletion and minor model revision	(1.4)
Obuasi	Revised mine planning parameters and geotechnical review	(0.9)
Great Noligwa	Economic driven reduction of underground mining footprint	(0.7)
Other	Total non-significant changes	(2.7)
Additions		
Kibali	Open pit increase due to additional metal defined by grade control drilling	0.4
Geita	Positive economic changes	0.7
Other	Total non-significant changes	0.3
Acquisitions		
Serra Grande	Purchase of remaining 50% of the operation	0.4
Mine Waste Solutions	Purchase of Mine Waste Solutions	2.4
Ore Reserve as at 31 December 2012		**74.1**

Rounding of figures may result in computational discrepancies.

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 73,492t of uranium oxide from the South African operations, 439,564t of sulphur from Brazil and 40.7Moz of silver from Argentina.

Competent persons

The information in this report relating to exploration results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons. The Competent Persons' consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resource and Ore Reserve.

A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com).

Mineral Resource by country (attributable) inclusive of Ore Reserve

as at 31 December 2012	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa					
South Africa	Measured	183.97	2.33	428.52	13.78
	Indicated	964.52	2.16	2,080.80	66.90
	Inferred	53.34	10.45	557.39	17.92
	Total	**1,201.83**	**2.55**	**3,066.71**	**98.60**
Continental Africa					
Democratic Republic of the Congo	Measured	1.97	3.00	5.89	0.19
	Indicated	63.18	3.70	233.93	7.52
	Inferred	30.43	2.91	88.69	2.85
	Total	**95.58**	**3.44**	**328.51**	**10.56**
Ghana	Measured	64.84	4.63	300.44	9.66
	Indicated	103.86	3.87	401.45	12.91
	Inferred	150.37	2.87	431.63	13.88
	Total	**319.07**	**3.55**	**1,133.52**	**36.44**
Guinea	Measured	38.45	0.63	24.15	0.78
	Indicated	125.81	0.72	90.37	2.91
	Inferred	56.71	0.82	46.32	1.49
	Total	**220.97**	**0.73**	**160.84**	**5.17**
Mali	Measured	9.16	0.94	8.63	0.28
	Indicated	52.02	1.81	94.30	3.03
	Inferred	27.75	0.94	26.00	0.84
	Total	**88.93**	**1.45**	**128.93**	**4.15**
Namibia	Measured	17.21	0.64	11.03	0.35
	Indicated	96.58	1.22	117.73	3.79
	Inferred	7.76	1.08	8.36	0.27
	Total	**121.55**	**1.13**	**137.12**	**4.41**
Tanzania	Measured	–	–	–	–
	Indicated	103.81	2.63	273.00	8.78
	Inferred	39.21	2.78	109.00	3.50
	Total	**143.02**	**2.67**	**382.00**	**12.28**
Australasia					
Australia	Measured	36.46	1.70	62.00	1.99
	Indicated	71.84	2.10	150.68	4.84
	Inferred	14.98	3.13	46.82	1.51
	Total	**123.28**	**2.10**	**259.50**	**8.34**

MINERAL RESOURCE AND ORE RESERVE continued

– Summary

Mineral Resource by country (attributable) inclusive of Ore Reserve – continued

as at 31 December 2012	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Americas					
Argentina	Measured	11.60	1.59	18.48	0.59
	Indicated	36.91	2.87	105.90	3.40
	Inferred	7.49	2.98	22.34	0.72
	Total	**56.00**	**2.62**	**146.72**	**4.72**
Brazil	Measured	14.52	5.81	84.40	2.71
	Indicated	21.01	5.31	111.51	3.59
	Inferred	48.74	5.29	257.63	8.28
	Total	**84.27**	**5.38**	**453.54**	**14.58**
Colombia	Measured	15.68	0.85	13.30	0.43
	Indicated	34.36	0.79	27.21	0.87
	Inferred	1,025.23	0.85	873.63	28.09
	Total	**1,075.27**	**0.85**	**914.14**	**29.39**
United States	Measured	267.56	0.77	207.24	6.66
	Indicated	208.89	0.67	140.04	4.50
	Inferred	84.56	0.64	53.87	1.73
	Total	**561.01**	**0.72**	**401.15**	**12.90**
Total	Measured	661.42	1.76	1,164.08	37.43
	Indicated	1,882.79	2.03	3,826.92	123.04
	Inferred	1,546.58	1.63	2,521.68	81.07
	Total	**4,090.79**	**1.84**	**7,512.68**	**241.54**

Rounding of figures may result in computational discrepancies.

Mineral Resource by country (attributable) exclusive of Ore Reserve

as at 31 December 2012	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa					
South Africa	Measured	16.52	18.23	301.15	9.68
	Indicated	249.09	4.56	1,136.02	36.52
	Inferred	27.64	8.79	242.82	7.81
	Total	**293.25**	**5.73**	**1,679.99**	**54.01**
Continental Africa					
Democratic Republic of the Congo	Measured	0.37	1.85	0.68	0.02
	Indicated	28.38	3.24	91.92	2.96
	Inferred	30.43	2.91	88.69	2.85
	Total	**59.18**	**3.06**	**181.29**	**5.83**
Ghana	Measured	21.63	7.16	154.96	4.98
	Indicated	48.49	3.50	169.84	5.46
	Inferred	150.35	2.86	429.66	13.81
	Total	**220.47**	**3.42**	**754.46**	**24.26**

Mineral Resource by country (attributable) exclusive of Ore Reserve – continued

as at 31 December 2012	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Contained gold Moz
Continental Africa					
Guinea	Measured	1.03	0.52	0.54	0.02
	Indicated	55.92	0.73	40.74	1.31
	Inferred	56.71	0.82	46.32	1.49
	Total	**113.66**	**0.77**	**87.60**	**2.82**
Mali	Measured	5.22	0.73	3.82	0.12
	Indicated	23.92	1.50	35.79	1.15
	Inferred	27.75	0.94	26.00	0.84
	Total	**56.89**	**1.15**	**65.61**	**2.11**
Namibia	Measured	5.89	0.53	3.12	0.10
	Indicated	56.10	1.07	60.17	1.93
	Inferred	7.76	1.08	8.36	0.27
	Total	**69.75**	**1.03**	**71.65**	**2.30**
Tanzania	Measured	–	–	–	–
	Indicated	42.97	2.68	115.34	3.71
	Inferred	35.95	2.74	98.59	3.17
	Total	**78.92**	**2.71**	**213.93**	**6.88**
Australasia					
Australia	Measured	3.33	1.14	3.80	0.12
	Indicated	45.02	1.94	87.13	2.80
	Inferred	14.98	3.13	46.82	1.51
	Total	**63.33**	**2.18**	**137.75**	**4.43**
Americas					
Argentina	Measured	2.14	2.55	5.45	0.18
	Indicated	31.31	1.69	52.91	1.70
	Inferred	7.49	2.98	22.34	0.72
	Total	**40.94**	**1.97**	**80.70**	**2.59**
Brazil	Measured	4.98	6.25	31.14	1.00
	Indicated	10.36	4.91	50.89	1.64
	Inferred	48.40	5.30	256.36	8.24
	Total	**63.74**	**5.31**	**338.39**	**10.88**
Colombia	Measured	15.68	0.85	13.30	0.43
	Indicated	34.36	0.79	27.21	0.87
	Inferred	1,025.23	0.85	873.63	28.09
	Total	**1,075.27**	**0.85**	**914.14**	**29.39**
United States	Measured	112.75	0.72	81.08	2.61
	Indicated	126.54	0.66	83.21	2.68
	Inferred	84.56	0.64	53.87	1.73
	Total	**323.85**	**0.67**	**218.16**	**7.01**
Total	Measured	189.54	3.16	599.05	19.26
	Indicated	752.46	2.59	1,951.16	62.73
	Inferred	1,517.27	1.45	2,193.45	70.52
	Total	**2,459.27**	**1.93**	**4,743.66**	**152.51**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE AND ORE RESERVE continued
– Summary

Ore Reserve by country (attributable)

as at 31 December 2012	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa					
South Africa	Proved	148.71	0.66	98.04	3.15
	Probable	728.45	1.21	883.59	28.41
	Total	**877.16**	**1.12**	**981.63**	**31.56**
Continental Africa					
Democratic Republic of the Congo	Proved	1.59	3.26	5.20	0.17
	Probable	35.90	4.12	147.84	4.75
	Total	**37.49**	**4.08**	**153.04**	**4.92**
Ghana	Proved	40.88	3.42	139.66	4.49
	Probable	52.77	3.67	193.84	6.23
	Total	**93.65**	**3.56**	**333.50**	**10.72**
Guinea	Proved	36.59	0.63	22.92	0.74
	Probable	67.60	0.67	45.56	1.46
	Total	**104.19**	**0.66**	**68.48**	**2.20**
Mali	Proved	2.26	1.30	2.93	0.09
	Probable	36.61	1.81	66.32	2.13
	Total	**38.87**	**1.78**	**69.25**	**2.23**
Namibia	Proved	–	–	–	–
	Probable	51.80	1.26	65.29	2.10
	Total	**51.80**	**1.26**	**65.29**	**2.10**
Tanzania	Proved	–	–	–	–
	Probable	65.06	2.59	168.63	5.42
	Total	**65.06**	**2.59**	**168.63**	**5.42**
Australasia					
Australia	Proved	33.13	1.76	58.20	1.87
	Probable	26.82	2.37	63.55	2.04
	Total	**59.95**	**2.03**	**121.75**	**3.91**
Americas					
Argentina	Proved	10.44	1.29	13.49	0.43
	Probable	10.90	4.56	49.71	1.60
	Total	**21.34**	**2.96**	**63.20**	**2.03**
Brazil	Proved	9.29	4.47	41.51	1.33
	Probable	12.48	4.39	54.74	1.76
	Total	**21.77**	**4.42**	**96.25**	**3.09**
United States of America	Proved	154.81	0.81	126.16	4.06
	Probable	82.35	0.69	56.83	1.83
	Total	**237.16**	**0.77**	**182.99**	**5.88**
Total	Proved	437.72	1.16	508.11	16.34
	Probable	1,170.74	1.53	1,795.90	57.74
	Total	**1,608.46**	**1.43**	**2,304.01**	**74.08**

Rounding of figures may result in computational discrepancies.

PLANNING FOR CLOSURE

It is inevitable that all mines will eventually fully exploit their resources and operations will cease.

It is possible that, for various reasons, such as gold price, cost inflation, labour issues, political risk, safety or environmental issues, mining operations may be halted – temporarily or permanently – before these resources are fully depleted. Planning for closure begins at the outset of every project, and includes planning for premature closure. Such closure is an integral part of every operational life cycle, and includes optimising planning and operations to minimise closure costs as well as the assessment of associated liability costs and the assurance of adequate financial provisions to cover these costs.

We recognise that closure is not only related to the natural environment, but that it has significant and long-lasting impacts on communities. Livelihood preservation and infrastructure support are often important considerations in closure planning. Local people employed by the company may receive education and training so as to seek viable employment or livelihood alternatives. Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.

All AngloGold Ashanti's managed operations have been brought into alignment with the group's closure and rehabilitation management standard.

This standard prescribes that:

- all new projects take into account closure and associated costs in a conceptual closure plan;

- an interim closure plan is prepared within three years of commissioning an operation, or earlier if required by legislation;

- closure plans are reviewed and updated every three years except for the final three years of the life of mine when the plan should be reviewed annually. Plans should also be reviewed whenever significant changes are made, and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice; and

- closure planning must be undertaken in consultation with regulators, local stakeholders and site-specific issues and solutions need to be considered.

Even in those jurisdictions where specific closure legislation is not in place – such as Argentina, Brazil, Namibia – we ensure that all operations are aligned with our internal standard.

Two challenges associated with closure are:

- legacy issues, which are considered as part of closure planning. This is particularly challenging in respect of older mines (such as in Brazil, Ghana and South Africa) where the evaluation of closure options and liabilities is a complex process and not necessarily an exact science; and

- concurrent rehabilitation, which is carried out while a mine is still operational, and which serves to decrease the current liability and final rehabilitation and closure work that must be undertaken, but has the potential to sterilise the Ore Reserve, which the company might wish to exploit should conditions, such as the gold price, change.

In 2012 a focused mine closure team was assembled to integrate closure planning into mine planning. Led by a mining engineer and comprising engineering and environmental specialists its remit is to ensure that mines are operated with closure in mind in order to minimise both short-term and long-term operating costs.

Also in 2012, workshops were held in Brazil and Ghana, at which the closure plan of each operation in AngloGold Ashanti was reviewed at a high level. This focused on environmental issues and the interface between the technical and financial disciplines. Common themes and challenges were identified and prioritised with a view to tackling them in a co-ordinated manner at corporate, regional and operational levels. There was also discussion on how to improve the company's planning, including the internal management standard, in the light of experience gained following more than three years of implementation. Significant progress has been made across the company in closure planning. The challenge now is to optimise the plans by finding opportunities for improving them and especially for integrating them into the mine planning process. Each operation is developing a plan to close identified gaps. As of the end of 2012, all operations were substantially in compliance with the standard.

REMEDIATION OBLIGATIONS AND PROVISIONS

Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations, and are based on our Environmental Management Plans (EMPs) in compliance with regulatory requirements. An assessment of closure liabilities is undertaken annually and is presented in the table on the next page.

PLANNING FOR CLOSURE continued

Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on facts currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites. Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Rehabilitation liabilities per operation ($m)

Operation	Restoration	2012 Decommissioning	Total	2011 Total
South Africa	43.7	105.1	148.8	154.8
Great Noligwa	0.6	9.5	10.1	15.7
Kopanang	1.0	17.0	18.0	22.9
Moab Khotsong	1.7	23.9	25.6	31.2
TauTona	12.4	7.4	19.8	23.8
Savuka	4.3	3.8	8.1	8.6
Mponeng	2.2	3.3	5.5	10.2
Legacy projects				
– Vaal River	–	14.2	14.2	9.4
– West Wits	–	7.0	7.0	1.1
– Other	0.6	–	0.6	0.6
ERGO [1]	16.8	5.0	21.8	30.3
Mine Waste Solutions	4.1	13.1	17.2	–
Nufcor	–	0.9	0.9	1.0
Continental Africa	275.1	152.4	427.5	364.3
Ghana				
Iduapriem	28.4	14.6	43.0	44.3
Obuasi	136.8	46.8	183.6	143.9
Mpasatia (Bibiani pit)	8.8	–	8.8	8.6
Guinea				
Siguiri	33.2	37.5	70.7	53.1
Mali				
Morila	2.7	2.3	5.0	5.6
Sadiola	12.9	11.1	24.0	24.6
Yatela	6.8	8.3	15.1	14.4
Namibia				
Navachab	3.1	2.4	5.5	3.3
DRC				
Mongbwalu	6.0	2.4	8.4	7.9
Kibali	–	2.1	2.1	–
Tanzania				
Geita	36.4	25.0	61.4	58.6

[1] Subsequent to year end, the ERGO licence was transferred to DRDGOLD Limited.

Operation	Restoration	Decommissioning 2012	Total	2011 Total
Australasia	26.8	34.7	61.5	42.0
Australia				
Sunrise Dam	26.8	13.2	40.0	40.6
Tropicana	–	21.5	21.5	1.4
Americas	211.9	37.6	249.5	230.3
Argentina				
Cerro Vanguardia	35.8	10.4	46.2	38.9
Brazil				
AngloGold Ashanti Mineração	68.6	18.1	86.7	81.9
Serra Grande	18.7	5.1	23.8	27.6
United States of America				
Cripple Creek & Victor	87.1	4.0	91.1	81.1
Colombia				
La Colosa	1.7	–	1.7	0.8
Sub-total	557.5	329.8	887.3	791.4
Less equity accounted investments included above	(22.4)	(23.8)	(46.2)	(44.6)
AngloGold Ashanti	**535.1**	**306.0**	**841.1**	**746.8**

} OTHER

APPROVALS AND ASSURANCES

AngloGold Ashanti's suite of 2012 annual reports have been approved and assured as follows:

INTEGRATED ANNUAL REPORT

- The Integrated Annual Report for the year ended 31 December 2012, which was recommended by the Audit and Corporate Governance Committee for approval by the board, was approved by the board of directors on 19 March 2013.

ANNUAL FINANCIAL STATEMENTS 2012

- The Annual Financial Statements for the year ended 31 December 2012 were approved by the board of directors on 19 March 2013. The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Srinivasan Venkatakrishnan, the group's Chief Financial Officer, and Mark Cutifani, the group's Chief Executive Officer.

- In accordance with Section 29(1)(e)(ii) of the Companies Act, No 71 of 2008, the Annual Financial Statements for AngloGold Ashanti Limited, for the year ended 31 December 2012, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found in the Annual Financial Statements.

MINERAL RESOURCE AND ORE RESERVE REPORT 2012

- The Mineral Resource and Ore Reserve information as included in the Integrated Annual Report were approved by the board of directors on 19 March 2013.

- The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for the Mineral Resource and Ore Reserve Report 2012.

SUSTAINABILITY REPORT 2012

- The Sustainability Report 2012 was approved by the board of directors on 19 March 2013.

- Independent assurance in respect of the Sustainability Report 2012 was provided by Ernst & Young Inc.

COMBINED ASSURANCE

We aim to enable the board and management to assess whether the significant risks facing the group are complete and adequately mitigated.

Under the guidance of the Audit and Corporate Governance Committee, a combined assurance framework has been implemented with the aim of providing a co-ordinated approach to all assurance activities within the group.

We aim to enable the board and management to assess whether the significant risks facing the group are complete and adequately mitigated.

The evolution towards combined assurance began in 2006 when Group Internal Audit started using a combined approach for providing assurance on capital and sustainability projects which involved working with various stakeholders in these processes. To give effect to the requirements of King III and under the guidance of the Audit and Corporate Governance Committee a Combined Assurance Framework was developed to coordinate the assurance activities of all assurance providers, both internal and external.

At the same time, management teams at the different business units were complaining about 'audit fatigue' and duplication as different auditors and reviewers from different disciplines were on site almost continuously, and some were even reviewing the same areas, the typical silo syndrome.

With assistance and valuable input from the Business and Technical Development Department (B&TD) as well as Group Risk, Group Internal Audit developed a Combined Assurance Charter with a mandate to provide assurance on whether key risks, strategic and operational risks, within the business were sufficiently managed. In terms of the Combined Assurance Charter, the Senior Vice President: Group Internal Audit was appointed as co-ordinator of group assurance.

While primarily focused on threats, the system also provides a forum to highlight significant improvement opportunities in the effective operation of the existing assets and allows for systematic benchmarking between AngloGold Ashanti operations. The framework follows a top-down as well as a bottom-up approach.

The 'top-down' component of the framework focuses on the group strategic objectives and the risks that directly affect the achievement of those objectives. It identifies risk owners, control strategies and assurance providers within the different 'lines of defence'. Assurance received from assessed assurance providers is then consolidated and plotted against the relevant risk and associated control strategy, providing the board and management with a consolidated view on the management of strategic risks.

The 'bottom up' element of the Combined Assurance Framework strengthens the risk management process through the utilisation of existing audit protocols and the skills of coordinated multidisciplinary teams to review the risks at each operation; validating the risks developed by each operation as recorded in the group's risk register – AuRisk. Each review tests completeness of risks (Are all major risks being captured in AuRisk?) and the accuracy (Are the judgements on risk consistent with the intent of the AuRisk ranking system?) and effectiveness (Are the major identified risks being managed or mitigated systematically and effectively?) of the risk management process.

Combined Assurance – bottom-up – annually establishes two separate review windows of one week each for selected sites following a risk based approach. The one review window will focus on technical aspects whereas the other review window will focus on the commercial aspects of the business with both reviews incorporating an assessment of compliance and risk management activities at operational level. The diagram alongside sets out the typical scope of the two review windows.

Typical scope of a bottom-up combined assurance review


Technical reviews
Resource availability
Health
Work procedures
Safety
Process efficiencies
Community
Mining practice
Legal compliance
External relations
Environmental
Asset condition
Physical asset
Compliance
AngloGold Ashanti policies, systems and procedures
Security
Human resources
Procurement
Sustainability
Risk management
Threat/opportunity
Site specific risks to be managed
Projects to be implemented
External reporting
Legal
Forensic
Insurance
Accounting and tax
IT Systems
Payroll
Process efficiencies
Commercial reviews

Review teams consist of highly skilled and experienced discipline specialists, independent of the operation being reviewed, and are led by a senior team leader. The findings of the reviews are prioritised and ranked in line with the group's existing risk rating matrix and referenced back to the AuRisk register.

The success of the combined assurance process would not have been possible without the commitment and support of B&TD as well as the various regional management teams and Group Risk. For the first time regional and corporate reviewers from different disciplines are working together as one team on a review and sharing information.

In conclusion, the board is satisfied that the combined assurance framework facilitates a group wide integration and leveraging of the various control, governance and assurance processes and its introduction has brought a new dimension to assurance within the group through the value being derived from integrated assurance teams.

During 2012, all significant operations within AngloGold Ashanti were subjected to risk based, integrated, technical or commercial combined assurance reviews. The outcome of these reviews provided reasonable assurance to allow the board, on recommendation from the Audit and Corporate Governance Committee, to conclude on the effectiveness of the group's system of internal controls.

SHAREHOLDER DIARY AND INFORMATION

SHAREHOLDER DIARY

Financial year-end		31 December
Annual reports 2012	Published on or about:	11 April 2013
Annual general meeting	11:00 SA time	13 May 2013
Quarterly reports	Released on or about:	
– Quarter ending 31 March 2013		13 May 2013
– Quarter ending 30 June 2013		7 August 2013
– Quarter ending 30 September 2013		6 November 2013
– Quarter ending 31 December 2013		19 February 2014

Dividends

Dividend number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
2012 Final – number 116	18 February 2013	8 March 2013	28 March 2013	2 April 2013
2013 Q1 Interim – number 117*	*10 May 2013	*24 May 2013	*14 June 2013	*17 June 2013
2013 Q2 Interim – number 118*	* 2 August 2013	*23 August 2013	*13 September 2013	*16 September 2013
2013 Q3 Interim – number 119*	* 4 November 2013	*22 November 2013	* 13 December 2013	*16 December 2013

Dividend and date of payment are subject to board approval.

Dividend policy

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008 (as amended), the amount of reserves available for dividend, based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade rating and other factors.

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 13 May 2013 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are entitled to vote at meetings, but do not hold the right to veto. Options granted in terms of the share incentive scheme do not carry rights to vote.

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's 2012 annual reports, please request same from the contact persons listed at the end of this report, or from the company's website or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

ADMINISTRATIVE INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
JSE Sponsor:	UBS (South Africa) (Pty) Limited
Auditors:	Ernst & Young Inc.

Offices:

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

AngloGold Ashanti publishes important information about the company on the main page of its website www.anglogoldashanti.com under the "Investors" tab. This information is updated regularly. Investors are encouraged to regularly visit the website to access this information.

DIRECTORS

Executive

M Cutifani (Chief Executive Officer)	~
S Venkatakrishnan (Chief Financial Officer)	* §
AM O'Neill (Executive Director: Business and Technical Development)	~

Non-executive

TT Mboweni (Chairman)	^
FB Arisman	#
R Gasant	^
NP January-Bardill	^
MJ Kirkwood	*
WA Nairn	^
Prof LW Nkuhlu	^
F Ohene-Kena	±
SM Pityana	^
RJ Ruston	~

*	British	#	American	§	Indian
~	Australian	^	South African	±	Ghanaian

Officers

Group General Counsel and Company Secretary
ME Sanz Perez

Investor relations contacts:

South Africa

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@anglogoldashanti.com

United Kingdom

Michael Bedford
Telephone: +44 1225 93 8483
Mobile: +44 779 497 7881
E-mail: mbedford@anglogoldashanti.com

United States

Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-Mail: sbailey@anglogoldashantina.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries:

Investors@anglogoldashanti.com

AngloGold Ashanti website:

www.anglogoldashanti.com

Company secretarial e-mail:

Companysecretary@anglogoldashanti.com

NOTES

NOTES

GUIDE TO USING OUR REPORTS

Briefly, this suite of AngloGold Ashanti annual reports to stakeholders 2012 comprises the following:

This report, the **Annual Integrated Report**, the primary document in the suite of reports which has been produced in line with the recommendations of the King Code of Governance for South Africa, 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE), the home of our primary listing. We have taken cognisance of local and international recommendations on integrated reporting in developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the future – containing operational, financial and non-financial information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.

Stakeholders seeking more detailed and specific information are referred to the reports listed below.

The **Annual Financial Statements**, which has been prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008 (as amended); and the Listings Requirements of the JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.

Our **Sustainability Report**, which provides insight into our approach to sustainability, and objectives, strategy and performance. This global report focuses on those sustainability issues that we have determined to be most important to us and to our stakeholders. This report is available online and, on request, as a printed report.

Our **Online Sustainability Report**, which provides a more comprehensive view of our business, has been produced in accordance with the Global Reporting Initiative's (GRI) 3.0 guidelines, as well as GRI's Mining and Metals Sector Supplement, the Sustainable Development Framework of the International Council on Metals and Mining (ICMM), the principles of the United Nations Global Compact (UNGC) and the Extractive Industries Reporting Initiative (EITI). This report is available online.

Our **Mineral Resource and Ore Reserve Report**, which records our Mineral Resource and Ore Reserve in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and

Ore Reserves (The JORC Code, 2004 edition). This report has been prepared and reviewed with consent by the Competent Persons as defined in terms of these codes.

Our **Operational Profiles**, which provide detailed financial and non-financial information on each of our operations and projects. These will be made available online at www.aga-reports.com, and will be downloadable in a pdf format.

A **Notice of Meeting** to shareholders together with the relevant voting instruction forms for the stock exchanges at which the company is listed. These provide details of the forthcoming annual general meeting and of the resolutions on which shareholders are to vote.

Additional supporting material, including the document entitled 'Risk Factors related to AngloGold Ashanti's suite of 2012 reports', which was previously in the Annual Financial Statements, is available on AngloGold Ashanti's online corporate report website www.aga-reports.com.

In compliance with the rules governing its listing on the NYSE and in accordance with the accounting principles generally accepted in the United States, AngloGold Ashanti prepares an annual report on Form 20-F which is filed each year. The full suite of 2012 reports will be furnished to the United States Securities and Exchange Commission (SEC) on a Form 6-K.

 **Our primary platform** for reporting is our online report at www.aga-reports.com


sixty percent sugar cane fibre. chlorine free. sustainable afforestation.

The inside pages of this report were printed on Triple Green Silk 135gsm. A local double coated, high-white, wood-free coated art paper produced by Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certification. PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant. Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the fibrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.

RUSSELL AND ASSOCIATES 6408/12

YOU ARE HERE


IR
{2012
ANNUAL INTEGRATED REPORT
AngloGold Ashanti

ANNUAL INTEGRATED REPORT

- Regional review of operations
- Non-GAAP summary
- Approach to risk
- Letter from Chairman and CEO


FS
{2012
ANNUAL FINANCIAL STATEMENTS
AngloGold Ashanti

ANNUAL FINANCIAL STATEMENTS

- Assurance statement
- Remuneration report
- Corporate governance
- Financial results
- Non-GAAP disclosure


SR
{2012
SUSTAINABILITY REPORT
AngloGold Ashanti

SUSTAINABILITY REPORT

- Letter from CEO
- Material sustainability issues
- Approach to risk
- Sustainability performance
- Panel feedback


OS
{2012
ONLINE SUSTAINABILITY REPORT
AngloGold Ashanti

ONLINE SUSTAINABILITY REPORT

(only available online)

- Assurance statement
- GRI compliance
- Sustainability performance
- UNGC compliance
- ICMM compliance
- Case studies


RR
{2012
MINERAL RESOURCE AND ORE RESERVE REPORT
AngloGold Ashanti

MINERAL RESOURCE AND ORE RESERVE REPORT

- Proved and Probable Ore Reserve
- Measured, Indicated and Inferred Mineral Resource

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za

United Kingdom

Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851

Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

ANGLOGOLD ASHANTI

2012}

ANNUAL INTEGRATED REPORT

2012 ANNUAL INTEGRATED REPORT



Download the full Annual Integrated Report 2012

WWW.ANGLOGOLDASHANTI.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 11, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company
         Secretary